                                                FILED PURSUANT TO RULE 424(b)(4)
                                                REGISTRATION NO. 333-59931

PROSPECTUS

                               4,200,000 Shares


                                 Common Stock

                              ------------------

  Of the 4,200,000 shares of common stock, $0.01 par value per share (the "Common Stock"), of Heidrick & Struggles International, Inc. ("H&S" or the "Company") offered initially hereby, 3,700,000 shares are being offered by the Company and 500,000 shares are being offered by certain selling stockholders (the "Selling Stockholders," collectively the "Offering"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders" and "Underwriting."

  Prior to the Offering, there has been no public market for the Common Stock. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "HSII."

                              ------------------

        The Common Stock offered hereby involves a high degree of risk.

                    See "Risk Factors" beginning on page 9.

                              ------------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
     SECURITIES  AND   EXCHANGE  COMMISSION   OR  ANY   STATE  SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS
        PROSPECTUS. ANY  REPRESENTATION TO THE CONTRARY IS  A CRIMINAL
          OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    Underwriting                  Proceeds to
                       Price to    Discounts and   Proceeds to      Selling
                        Public     Commissions(1)   Company(2)    Stockholders
------------------------------------------------------------------------------
Per Share..........     $14.00         $0.98          $13.02         $13.02
------------------------------------------------------------------------------
Total(3)...........  $58,800,000     $4,116,000    $48,174,000     $6,510,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company of approximately $5.5 million.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 630,000 additional shares of Common Stock on the same terms and conditions set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $67,620,000, $4,733,400, and $56,376,600, respectively. See
    "Underwriting."

                              ------------------

  The shares of Common Stock offered by this Prospectus are offered severally by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the certificates for the shares will be made at the offices of Lehman Brothers Inc., New York, on or about April 30, 1999.

                              ------------------

Lehman Brothers                                            Goldman, Sachs & Co.

April 27, 1999

                             [INSIDE FRONT COVER]


       Map of world and list of the locations of the Company's offices.


IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised and all pro forma share amounts and per-share amounts have been adjusted to give retroactive effect to a 15.8217 for 1 stock split of the Common Stock (the "Stock Split"). As of February 26, 1999, Heidrick & Struggles, Inc., a Delaware company ("H&S Inc."), merged with and into Heidrick & Struggles International, Inc. (the "Merger"). Unless the context requires otherwise, all references herein to "H&S" or the "Company" or "Heidrick & Struggles International, Inc." mean Heidrick & Struggles International, Inc. after the Merger, its wholly and majority owned subsidiaries and its and their respective predecessors, collectively. All references to "HSI" refer to Heidrick & Struggles International, Inc. before the Merger.

                                  The Company

  Heidrick & Struggles International, Inc. is one of the leading global executive search firms and believes that, based on revenues, it is the largest executive search firm in the United States and the second largest in the world. With over 45 years of experience in fulfilling its clients' leadership needs, H&S offers and conducts executive search services in nearly every major business center in the world. The Company's services focus on the identification, evaluation and recommendation of qualified candidates for senior level executive positions. Through its worldwide network of approximately 750 professionals in 59 offices, H&S provides executive search services to a broad range of clients, including Fortune 500 companies, major non-U.S. companies, middle market and emerging growth companies, governmental and not-for-profit organizations and other leading private and public entities. The size of the Company's business has grown significantly over the past five years as evidenced by the fact that the combined worldwide revenues of H&S Inc. and HSI have grown at a compound annual rate of approximately 25%.

  According to Kennedy Information LLC ("Kennedy"), worldwide executive search industry revenue has grown at a 20% compound annual growth rate from approximately $3.5 billion in 1993 to approximately $7.3 billion in 1997. H&S believes that a number of favorable trends are contributing to the growth of the executive search industry, including the following: (i) an increase in competition for executive talent and a resulting increase in executive compensation levels and turnover, (ii) a growing acceptance by corporate leadership of the use of executive search consultants, (iii) the increasing globalization of business driving the demand for executive talent by multinationals, (iv) an increased demand for executive search services by start-up and newly-acquired companies, (v) a greater need for managers with diverse leadership skills and (vi) a reduction of the number of layers of executive management, which limits the internal pool from which companies can draw for talent.

Key Competitive Strengths

  The Company believes that it possesses several key competitive strengths which position it to capitalize on the growing demand for its services. These strengths include the following:

  . Experienced Team of Executive Search Consultants. As of December 31,
    1998, the Company employed 346 executive search consultants ("consultants") who, on average, have approximately 10 years of experience in executive search and 9 years of experience in other industries. H&S believes that this depth of experience is a prerequisite to the effective performance of senior level executive searches. The Company attributes its success in attracting and retaining such high caliber consultants to its premier reputation, unique team oriented culture and performance-based compensation system. The Company believes that its attractiveness as an employer is reflected in its low turnover rate among its consultants. For the period from January 1, 1995 through December 31, 1998, an annual average of fewer than 1.5% of H&S's consultants left to work elsewhere in the executive search industry.

  . Global Presence. The Company's 59 offices are located in major business centers in 30 countries around the world. The Company's global presence enables it to serve the needs of multinational companies and local businesses worldwide, and provides it with access to an international network of candidates and referral sources. The Company's offices in North America, Europe, Asia Pacific and Latin America employed 174, 131, 26 and 15 consultants, as of December 31, 1998, respectively, and generated 1998 revenues of $180 million, $125 million, $14 million and $10 million, respectively.

  . Emphasis on Senior Level Executive Search. H&S is an industry leader in placing senior level executives within the world's largest and most complex organizations. Approximately 66% of the executive searches performed by the Company worldwide, representing approximately 73% of revenues (and approximately 81% of the searches performed in North America, representing approximately 81% of revenues) in 1998, were for chief executive officers ("CEOs"), presidents, chief financial officers ("CFOs"), chief operating officers ("COOs"), chief administrative officers ("CAOs"), chief information officers ("CIOs"), members of boards of directors and other senior management positions (such as division and department heads). These senior level executive searches generally provide a higher level of revenue per search and result in greater visibility with the Company's clients and within the executive search industry. The Company believes that performing senior level, high profile executive search assignments: (i) strengthens its brand name recognition and contacts with leading decision makers, referral sources and high caliber candidates; (ii) enhances H&S's ability to secure other senior level executive searches; and (iii) enables the Company to attract and retain highly qualified consultants.

  . Industry Practice Groups and Functional Specialties. H&S's business is organized around seven core industry practice groups, each focused on a specific industry. These core industry practice groups are international technology, industrial, consumer products, financial services, health care, professional services and higher education/not-for-profit. Certain H&S consultants also specialize in searches for functional positions such as members of boards of directors, CEOs, CFOs and CIOs. The Company believes that its operational structure provides its clients with superior executive search services by enabling its consultants to successfully build relationships with candidates and referral sources and to understand its clients' cultures, operations, business strategies and industries. Understanding these factors is critical to understanding the needs of clients and candidates and, therefore, to the successful placement of candidates. The Company's industry practice groups and functional specialties emphasize H&S's consultative approach and are designed to build and maintain long-term relationships with its clients.

  . Global Support Platform. The Company's consultants work with a team of 406 associates, all of whom have access to a sophisticated global technology infrastructure. This technology infrastructure consists of internally developed proprietary global databases containing over 840,000 candidate profiles and over 29,000 client records, coupled with a broad range of on-line services and industry reference sources. H&S also deploys advanced Internet-based technology to support the research needs of the Company's professionals. The Company believes that its global support structure enables its professionals to complete searches efficiently and effectively. Given the importance of technology to the search process, H&S is continuing to improve its information management infrastructure by implementing its Integrated Global Information System ("IGIS"), an ongoing strategic technology initiative. IGIS is designed to enhance the functionality, speed and quality of the Company's information management. See "Business--Assignment Research and Information Management."

Growth Strategy

  The Company's goal is to be the leading global provider of executive search services while achieving sustainable revenue and earnings growth. The Company pursues a focused growth strategy with the following key elements:

  . Expand and Develop Client Relationships. The Company continually seeks to expand its relationships with existing clients and to develop new client relationships. The Company accomplishes this by continuing to (i) aggressively pursue the highest level executive search assignments, (ii) expand the breadth and depth of its industry practice groups and functional specialties, (iii) offer services across a broadening range of geographic locations by strategically opening offices in cities where H&S is not currently located and (iv) actively recruit consultants who have the demonstrated ability to expand the Company's client base. Historically, the Company has successfully expanded its client base and generated repeat business from existing clients. For example, H&S had over 1,800 clients in 1995 and over 3,100 in 1998. Of the searches performed in 1998, more than 75% were on behalf of clients or their affiliates for whom the Company had conducted multiple assignments over the last six years.

  . Pursue Strategic Acquisitions. The executive search industry is highly fragmented, consisting of more than 4,000 executive search firms worldwide. The industry has been consolidating in recent years as a number of smaller firms have joined with larger firms in the industry, such as H&S, in order to gain the benefits of superior managerial, financial and technological resources. The Company maintains a focused acquisition strategy designed to acquire executive search firms with complementary corporate cultures in order to increase its penetration in existing and new geographic markets and expand the depth and breadth of its industry practice groups and functional specialties. The Company has completed a number of strategic acquisitions worldwide that are consistent with its acquisition strategy and evaluates potential acquisitions on an ongoing basis. See "--Recent Strategic Acquisitions and Alliance."

  . Enhance Executive Search Professional Productivity. The Company believes that its consultants generate one of the highest levels of average revenue per consultant in the industry. H&S's consultants generated an average revenue per consultant of $1.2 million in the U.S. in 1997 as compared to $809,000 for the average of the other nine of the largest ten U.S. executive search firms. H&S believes that its infrastructure can be leveraged to allow for increases in the productivity of its executive search professionals. Specifically, the Company expects that its IGIS initiative will enable H&S's professionals to access a greater amount of information sources more quickly and to perform more sophisticated search functions to help them identify candidates more efficiently and effectively. IGIS will provide the Company with a scaleable technology infrastructure that is designed to support a significant number of additional users without significant incremental costs.

  . Pursue New, Complementary Lines of Business. H&S expects that it will expand the range of services it offers, including Internet-based recruiting, interim management placement, management audit and board of directors consulting services. The Company's Internet-based recruiting initiative, LeadersOnline ("LeadersOnline"), offers a comprehensive recruiting service for technology professionals through its secure Internet site. LeadersOnline utilizes proprietary software and a methodology designed to serve clients' growing demand for such professionals, especially those in critical-need positions. The service provides an integrated recruiting solution, including: candidate identification, screening, degree and job verification and recruiting progress management, which allows the Company to expedite the search process. Clients interact with LeadersOnline through a secure Internet site where they may analyze pre-screened candidates for opportunities in the $75,000 to $150,000 annual compensation range, a market not previously targeted by the Company.

                                   The Merger

  Prior to 1984, H&S Inc. and HSI operated under a single ownership structure. In 1984, H&S Inc. consummated a spin-off of HSI to its European partners while retaining a significant equity interest in HSI. Between 1984 and the effective date of the Merger, HSI conducted primarily European-based operations, while H&S Inc. conducted all other operations. H&S Inc. and HSI consummated the Merger on February 26, 1999 in order to reunite the two companies in a single corporate structure.

                   Recent Strategic Acquisitions and Alliance

  Over the past two years, the Company has successfully completed the strategic acquisition of two executive search firms and a strategic alliance with one executive search firm:

  . Fenwick. On June 26, 1998, the Company acquired Fenwick Partners, Inc.
    ("Fenwick"). Fenwick, a Boston-based executive search firm, employed nine consultants and had fiscal 1997 revenues of $6.4 million. This transaction expanded the reach of H&S's international technology group into a third key technology center in the United States. Fenwick, based in the "Route 128" technology corridor in Massachusetts, complements the Company's existing offices in Menlo Park, California and Tysons Corner, Virginia which also focus on senior level recruitment for computer hardware and software, telecommunications, engineering and medical electronics companies.

  . Mulder. On October 1, 1997, the Company acquired Mulder & Partner GmbH &
    Co. KG ("Mulder") which employed 13 consultants. Prior to the acquisition, Mulder was the largest executive search firm in Germany, as measured by revenues, with $21.8 million in revenues for the nine months ended September 30, 1997. This transaction immediately positioned the Company as the largest executive search firm in Germany and the second largest in Europe.

  . Redelinghuys. On August 31, 1998, the Company entered into an alliance with Redelinghuys & Partners, a senior level executive search firm with offices in Capetown and Johannesburg in the Republic of South Africa. The alliance consists of a licensing agreement as well as a transfer fee sharing agreement and allows the Company to expand its services to its clients to the African continent.

                                  The Offering

Common Stock offered by the Company....... 3,700,000 shares
Common Stock offered by the Selling
 Stockholders............................. 500,000 shares
    Total Common Stock offered............ 4,200,000 shares(1)
Common Stock outstanding after the
 Offering................................. 15,194,941 shares(1)(2)
Use of Proceeds........................... Proceeds to the Company will be used to fund working capital and for
                                           general corporate purposes,
                                           including repayment of debt,
                                           expenditures for the IGIS technology
                                           enhancements, funding the continuing
                                           development of LeadersOnline, the
                                           possible opening of new offices and
                                           possible acquisitions. See "Use of
                                           Proceeds."
Nasdaq National Market symbol............. HSII

--------
(1) Does not include shares that may be issued to the Underwriters pursuant to their over-allotment option. If the Underwriters exercise their over-allotment option in full, the total number of shares of Common Stock offered will be 4,830,000.
(2) Includes 666,667 shares that may be purchased by certain employees of the Company under the Company's GlobalShare Plan (as defined herein), pursuant to a separate offering to be made contemporaneously with the Offering (the "Employee Share Purchase"), but excludes up to 735,000 shares issuable pursuant to options that may be granted pursuant to the GlobalShare Plan to such employees in connection with such purchase and approximately 855,000 shares issuable pursuant to options to be granted to employees at completion of the Offering.

                             SUMMARY FINANCIAL DATA

  The following tables set forth summary historical financial and other data of H&S Inc. and HSI as of the dates and for the periods indicated, which have been derived from, and are qualified by reference to, H&S Inc.'s and HSI's financial statements and other records, and unaudited summary pro forma condensed consolidated financial data. See "Unaudited Pro Forma Condensed Consolidated Financial Data." The unaudited pro forma financial data are presented for informational purposes only and should not be construed to indicate (i) the results of operations or the financial position of the Company that actually would have occurred had the Merger and other matters reflected therein occurred as of the dates indicated in the related notes or (ii) the results of operations or the financial position of the Company in the future. The following table should be read in conjunction with the Consolidated Financial Statements and related Notes thereto, the Unaudited Pro Forma Condensed Consolidated Financial Data and related notes thereto included elsewhere in this Prospectus as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

      Unaudited Summary Pro Forma Condensed Consolidated Financial Data(1)

                             Year Ended
                            December 31,
                                1998
                          ----------------
                           (in thousands,
                          except per share
                             and other
                          operating data)
Statement of Operations
 Data:
 Revenue.................    $  328,999
 Operating income........         3,802
 Net loss................    $   (1,423)
                             ==========
Share Data:
 Basic and diluted loss
  per common share.......    $     (.09)
                             ==========
 Basic and diluted
  weighted average common
  shares outstanding.....    15,194,941
                             ==========
Balance Sheet Data (at
 end of period):
 Working capital.........    $   (9,975)
 Total assets............       237,673
 Long-term debt, less
  current maturities.....         5,262
 Total stockholders'
  equity.................        82,395
Other Operating Data:
 Number of offices (at
  end of period).........            59
                             ==========
 Average number of
  consultants during the
  period.................           320
                             ==========

--------
(1) See Notes to "Selected Unaudited Pro Forma Condensed Consolidated Financial Data" on page 20.

                             Summary Financial Data
                  (In thousands, except other operating data)

                                    H&S Inc.

                                          Year Ended December 31,
                                -------------------------------------------
                                 1994     1995     1996   1997(1)    1998
                                ------- -------- -------- -------- --------
Statement of Operations Data:
 Revenue....................... $96,127 $108,685 $137,665 $180,244 $204,015
 Operating income (loss).......  10,670   10,617   10,712   11,945  (10,392)(2)
 Net income (loss)............. $ 6,342 $  6,358 $  6,449 $  6,443 $(16,254)(3)
Balance Sheet Data (at end of
 period):
 Working capital............... $13,549 $ 17,193 $ 20,628 $ 24,873 $  8,192
 Total assets..................  45,058   55,900   68,643   93,585  123,150
 Long-term debt, less current
  maturities...................     735    1,189      993    1,636    5,150
Other Operating Data:
 Number of offices (at end of
  period)......................      18       20       25       28       32
 Average number of consultants
  during the period............     108      119      137      159      197

                                      HSI

                                          Year Ended December 31,
                                  -----------------------------------------
                                   1994    1995    1996   1997(1)    1998
                                  ------- ------- ------- -------  --------
Statement of Operations Data:
 Revenue......................... $39,634 $52,815 $64,558 $82,732  $124,984
 Operating income (loss).........   5,123   3,302   3,438   3,085   (15,643)(4)
 Net income (loss)............... $ 2,649 $ 1,800 $ 2,141 $   692  $(17,365)(5)
Balance Sheet Data (at end of
 period):
 Working capital................. $ 7,908 $ 7,777 $ 9,345 $(6,607) $(13,844)
 Total assets....................  21,998  25,756  32,851  75,560    94,997
 Long-term debt, less current
  maturities.....................     --      --      267     168       112
Other Operating Data:
 Number of offices (at end of
  period)........................      12      13      16      23        27
 Average number of consultants
  during the period..............      55      59      71      95       123

--------
(1) Certain 1997 amounts of H&S Inc. and HSI have been restated. See Note 15 of "Heidrick & Struggles, Inc. and Subsidiaries--Notes to Consolidated Financial Statements" and Note 14 of "Heidrick & Struggles International, Inc. and Subsidiaries--Notes to Consolidated Financial Statements," respectively.
(2) Includes $12.7 million of non-recurring charges comprised of (i) $9.9 million of salaries and employee benefits expense arising from the difference between the issuance price of shares issued by the Company to certain of its directors in December 1998 and the fair market value of such shares at the date of grant and (ii) $2.8 million of salaries and benefits expense relating to the early settlement of profit sharing arrangements upon the acquisition of certain Latin American offices.
(3) Includes a non-recurring $2.5 million charge incurred in connection with the costs of the postponement of the Offering in September 1998.
(4) Includes $15.7 million of non-recurring charges comprised of (i) $5.1 million of salaries and employee benefits expense due to the amortization of deferred compensation expense resulting from the Mulder acquisition,
    (ii) $4.9 million of salaries and employee benefits expense arising from the difference between the issuance price of shares issued by the Company to certain of its directors in December 1998 and the fair market value of such shares at the date of grant, and (iii) $5.7 million of salaries and employee benefits expense arising from the termination agreement with Gerard Clery-Melin, HSI's former President and Chief Executive Officer, and the termination agreement of a non-executive HSI employee. See "Management."
(5) Includes a non-recurring $1.3 million charge incurred in connection with the costs of the postponement of the Offering in September 1998.

                                 RISK FACTORS

  Purchasers of the Common Stock offered hereby should consider the specific factors set forth below as well as the other information set forth in this Prospectus. This Prospectus contains forward-looking statements. Such statements are indicated by words or phrases such as "anticipates," "estimates," "projects," "management believes," "the Company believes," "intends," "expects" and similar words and phrases. Such forward-looking statements are subject to certain risks, uncertainties or assumptions and may be affected by certain other factors, including the specific factors set forth below. Should one or more of these risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company may vary materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph.

Dependence On Attracting and Retaining Qualified Consultants

  H&S's success depends upon its ability to attract and retain consultants who possess the skills and experience necessary to fulfill its clients' executive search needs. Competition for qualified consultants is intense. H&S generally does not require its consultants to sign noncompetition agreements, and many other executive search firms have experienced high consultant turnover rates. H&S believes it has been able to attract and retain highly qualified, effective consultants as a result of its premium reputation, its unique team oriented culture and its performance-based compensation system. Consultants have the potential to earn substantial bonuses based on the amount of revenue generated by obtaining executive search assignments and executing search assignments and by assisting other consultants to obtain or complete executive search assignments. Bonuses represent a significant proportion of consultants' total compensation. Any diminution of its reputation, reduction in H&S's compensation levels or restructuring of H&S's compensation system could impair H&S's ability to retain existing or attract additional qualified consultants. In connection with the Offering, the Company has established new equity-based compensation plans which were not previously a part of its compensation structure. There can be no assurance that these plans will be as successful in attracting and retaining consultants as were the Company's prior practices. In addition, there can be no assurance that H&S will be successful in identifying and hiring consultants with the requisite experience, skills and established client relationships. Any such inability to attract and retain qualified consultants could have a material adverse effect on H&S's business, results of operations and financial condition. See "--Portable Client Relationships" and "Business--Key Competitive Strengths."

Portable Client Relationships

  H&S's success depends upon the ability of its consultants to develop and maintain strong, long-term relationships with its clients. Usually, one or two consultants have primary responsibility for a client relationship. When a consultant leaves one executive search firm and joins another, clients that have established relationships with the departing consultant may move their business to the consultant's new employer. The loss of one or more clients is more likely to occur if the departing consultant enjoys widespread name recognition or has developed a reputation as a specialist in executing searches in a specific industry or management function. Although client portability historically has not caused significant problems for H&S, the failure to retain its most effective consultants or maintain the quality of service to which its clients are accustomed, and the ability of a departing consultant to move business to his or her new employer, could have a material adverse effect on H&S's business, results of operations and financial condition. See "--Dependence on Attracting and Retaining Qualified Consultants," "Business--Services" and "Business--Clients and Marketing."

Maintenance of Professional Reputation and Brand Name

  The Company's ability to secure new engagements and hire qualified professionals is highly dependent upon the Company's overall reputation and brand name recognition as well as the individual reputations of its professionals. Because the Company obtains a majority of its new engagements from existing clients, or from referrals by those clients, the dissatisfaction of any such client could have a disproportionate, adverse impact on the Company's ability to secure new engagements. Any factor that diminishes the reputation of the Company or any of its personnel, including poor performance, could make it substantially more difficult for the Company to compete successfully for both new engagements and qualified consultants, and could have an adverse effect on the Company's business, results of operations and financial condition. See "Business--Clients and Marketing."

Nonrecurring Charge

  During the quarter ending March 31, 1999, the Company expects to incur a nonrecurring charge of $12.7 million, net of income taxes. This charge is the result of the Company's agreement to modify the terms of the Mulder agreement, including the termination of all employment contingencies. This nonrecurring charge represents the write-off of $2.9 million of deferred compensation assets as of February 26, 1999, a cash payment of $4.3 million and the issuance of 428,452 shares of common stock (worth $5.5 million based upon the estimated fair value of HSI) to the previous owners of Mulder. See Note 2 of "Heidrick & Struggles International, Inc. and Subsidiaries--Notes to Consolidated Financial Statements."

Restrictions Imposed By Blocking Arrangements

  Either by agreement with clients or for marketing or client relationship purposes, executive search firms frequently refrain, for a specified period of time, from recruiting certain employees of a client, and possibly other entities affiliated with such client, when conducting executive searches on behalf of other clients (a "blocking" arrangement). Blocking arrangements generally remain in effect for one or two years following completion of an assignment. However, the duration and scope of the blocking arrangement or "off limits" period, including whether it covers all operations of a client and its affiliates or only certain divisions of a client, generally depends on such factors as the length of the client relationship, the frequency with which the executive search firm has been engaged to perform executive searches for the client and the number of assignments the executive search firm has generated or expects to generate from the client. Some of H&S's clients are recognized as industry leaders and/or employ a significant number of qualified executives who are potential candidates for other companies in that client's industry. Blocking arrangements with such a client or awareness by a client's competitors of such an arrangement may make it difficult for H&S to obtain executive search assignments from, or to fulfill executive search assignments for, competitors while employees of that client may not be solicited. As H&S's client base grows, particularly in its targeted business sectors, blocking arrangements increasingly may impede H&S's growth or its ability to attract and serve new clients, which could have an adverse effect on H&S's business, results of operations and financial condition. See "Business--Clients and Marketing."

Competition

  The global executive search industry is extremely competitive and highly fragmented. H&S competes primarily with other large global executive search firms and with smaller boutique or specialty firms that focus on regional or functional markets or on particular industries. Some of H&S's competitors possess greater resources, greater name recognition and longer operating histories than H&S in particular markets, which may afford these firms significant advantages in obtaining future clients and attracting qualified professionals in those markets. There are limited barriers to entry into the executive search industry and new executive search firms continue to enter the market. Many executive search firms have a smaller client base than H&S and therefore may be subject to fewer blocking arrangements than H&S. See "-- Restrictions Imposed By Blocking Arrangements." There can be no assurance that H&S will be able to continue to compete effectively with existing or potential competitors or that significant clients or prospective clients of H&S will not decide to perform executive search services using in-house personnel. See "Business--Competition."

Implementation of Acquisition Strategy

  H&S's ability to grow and remain competitive may depend on its ability to consummate strategic acquisitions of other executive search firms. Although H&S evaluates possible acquisitions on an ongoing basis, there can be no assurance that H&S will be successful in identifying, competing for, financing and completing such acquisitions. An acquired business may not achieve desired levels of revenue, profitability or productivity or otherwise perform as expected. Client satisfaction or performance problems at a single acquired firm could have a material adverse effect on the Company. In addition, growth through acquisition of existing firms involves risks such as diversion of management's attention, difficulties in the integration of operations, difficulties in retaining personnel, increased blocking conflicts or liabilities not known at the time of acquisition, possibly including adverse tax and accounting impacts (such as the effects on earnings resulting from increased goodwill). Some or all of such factors could have material adverse effects on H&S's business, results of operations and financial condition. The Company may finance any future acquisitions in whole or in part with Common Stock (which could result in dilution to purchasers of Common Stock offered hereby), indebtedness, or cash. The Company's ability to finance acquisitions using Common Stock may be dependent upon the market price of the Common Stock, and a drop in the market price of the Common Stock may have the effect of precluding H&S from accomplishing certain desirable acquisitions. See "Business--Key Competitive Strengths."

Ability to Achieve and Manage Growth

  The Company has experienced and may continue to experience significant growth in its revenue and employee base. The Company's growth has placed, and may in the future continue to place, a significant strain on its administrative, operational and financial resources. The Company anticipates that, if successful in expanding its business, the Company will be required to recruit and hire additional consultants and certain new administrative and other personnel to support its operations. Failure to attract and retain such additional personnel could have a material adverse effect on the Company and its growth. Because newly-hired consultants require a large initial investment in signing bonuses, guaranteed bonuses and salaries and benefits for associated support staff and do not tend to immediately provide proportionately higher revenues, the Company's average revenue per consultant and overall profitability may be negatively impacted by such new hires in the short term. Moreover, the Company may open offices in new geographic locations, which would entail certain start-up and maintenance costs that could be substantial. To manage its growth successfully, the Company will also have to continue to improve and upgrade its financial, accounting and information systems, controls and infrastructure as well as hire, train and manage additional employees. In the event the Company is unable to upgrade its financial controls and accounting and reporting systems adequately to support its anticipated growth, the Company's business, results of operations and financial condition could be materially adversely affected.

Development of New Lines of Business

  The Company expects to devote significant resources to developing and implementing new lines of business that it believes are complementary to the services it currently provides to its clients. In particular, the Company expects to continue to develop LeadersOnline, which is designed to serve clients' growing demand for technology professionals for positions in the $75,000 to $150,000 annual compensation range. Because such lines of business are new to the Company, their development and implementation may require significant attention from key management personnel who are not as experienced in these lines of business as they are in the Company's core business. No assurance can be made that any particular new line of business will generate revenues at any particular rate or over any particular period, and the historical experience of the Company is not an indication of the possible or likely performance of any new line of business. No assurance can be made that the Company will recover the research, development and start-up costs associated with any new line of business.

Reliance on Information Management Systems

  H&S's success depends in large part upon its ability to store, retrieve, process and manage substantial amounts of information. To achieve its operational goals and to remain competitive, H&S believes that it must continue to improve and upgrade its information management systems, which will require the licensing of third party software or the development, either internally or through engagement of third parties, of new proprietary software and systems. See "Use of Proceeds." Any failure in the implementation of IGIS, the Company's strategic technology initiative, including H&S's inability to license, design, develop, implement and utilize, in a cost-effective manner, improved information systems that provide the capabilities necessary for H&S to compete effectively, or any interruption or loss of H&S's information processing capabilities, for any reason, could have a material adverse effect on H&S's business, results of operations and financial condition. See "Business-- Assignment Research and Information Management."

Executive Search Liability Risk

  Executive search firms are exposed to potential claims with respect to the executive search process. A client could assert a claim for such matters as breach of a blocking arrangement or confidentiality agreement or for presenting a candidate who proves to be unsuitable for the position filled. In addition, a candidate could assert an action against H&S for failure to maintain the confidentiality of the candidate's employment search or for alleged discrimination or other violations of employment law by H&S or a client of H&S. The Company maintains professional liability insurance in such amounts and with such coverages and deductibles as management believes are adequate. There can be no assurance, however, that the Company's insurance will cover all such claims or that its insurance coverage will continue to be available at economically feasible rates. See "Business--Insurance."

Voting Control By Current Stockholders

  The current stockholders of H&S, substantially all of whom are currently senior employees of the Company, will be the beneficial owners of 10,328,274 shares of Common Stock, not including any shares that the current stockholders may purchase in the Offering or the Employee Share Purchase, representing approximately 71.1% of the then issued and outstanding Common Stock. Such stockholders will continue to have sufficient voting power to elect the entire Board of Directors of H&S and, in general, to determine (without the consent of H&S's other stockholders) the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of H&S's assets, and also the power to prevent or cause a change in control of H&S. See "Shares Eligible for Future Sale."

Social, Political and Economic Risks Affecting Multinational Operations

  For 1998 and 1997, 45.9% and 40.6%, respectively, of the Company's revenues were generated from outside the United States. H&S offers its services in 30 countries from 59 offices around the world. The Company is exposed to the risk of changes in social, political and economic conditions inherent in foreign operations such as the recent economic developments in Asia and Latin America. In particular, the Company conducts business in various countries where the systems and bodies of commercial law and trade practices arising thereunder are evolving. Commercial laws in such countries are often vague, arbitrary, contradictory, inconsistently administered and retroactively applied. Under such circumstances, it is difficult for the Company to determine with certainty at all times the exact requirements of such local laws. Failure of the Company to remain in compliance with local laws could have a material adverse impact on H&S's prospects, business, results of operations and financial condition. In addition, the global nature of the Company's operations poses various challenges to the Company's management and its financial, accounting and other systems which, if not satisfactorily met, could have a material adverse impact on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Antitakeover Provisions

  Certain features of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws (the "Bylaws") and Delaware laws may make the acquisition of control of the Company in a transaction not approved by the Company's Board of Directors more difficult or expensive. For example, the Delaware takeover statute limiting transactions with "interested stockholders" applies to the Company and the Company's Certificate of Incorporation and Bylaws provide for a classified board of directors, limitations on the removal of directors, limitations of stockholder action and advance notification procedures. In addition, the Company's Board of Directors may authorize the issuance of one or more series of preferred stock with certain voting rights and other powers. These provisions could discourage an acquisition attempt or other transactions in which stockholders might receive a premium over the then current market price for the Common Stock. See "Description of Capital Stock--The Delaware General Corporation Law and -- Certificate of Incorporation; Bylaws."

Management Discretion Concerning Use of Proceeds

  Most of the net proceeds of the Offering have not been designated for specific uses, and management will have substantial discretion in using the proceeds of the Offering. The failure of management to apply the proceeds effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds."

No Prior Market For Common Stock; Possible Volatility of Stock Price

  Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active market will develop or be sustained after the completion of the Offering. Consequently, the initial public offering price of the Common Stock was determined by negotiations among H&S and the Underwriters. See "Underwriting" for a description of the factors considered in determining the initial public offering price.

  The market price of the Common Stock may be significantly affected by, and could be subject to significant fluctuations in response to, such factors as H&S's operating results, changes in any earnings estimates publicly announced by H&S or by securities analysts, announcements of significant business developments by H&S or its competitors, other developments affecting H&S, its clients, or its competitors, and various factors affecting the executive search industry, the financial markets or the economy in general, some of which may be unrelated to H&S's performance. In addition, the stock market has experienced a high level of price and volume volatility, and the market prices for the stock of many companies, especially companies that have recently completed initial public offerings, have experienced a high level of price and volume volatility not necessarily related to the operating performance of such companies. Because the number of shares of Common Stock offered hereby is small relative to the number of publicly traded shares of many other companies, and because all existing H&S stockholders have agreed not to sell, contract to sell or otherwise dispose of any Common Stock currently owned by them for up to two years after the Offering, the market price of the Common Stock may be more susceptible to fluctuation. See "--Shares Eligible For Future Sale."

Absence of Dividends

  The Company intends to retain all of its earnings for the future operation and expansion of its business and does not anticipate paying cash dividends on its Common Stock at any time in the foreseeable future. See "Dividend Policy."

Shares Eligible For Future Sale

  A substantial number of shares of Common Stock already outstanding, or issuable on exercise of stock options to be granted under the GlobalShare Plan, are or will be eligible for future sale in the public market at prescribed times pursuant to Rule 144 or Rule 701 under the Securities Act of 1933, as amended (the "Securities Act"). Sales of such shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Stock or impair H&S's ability to raise additional capital in the future through the sale of equity securities. Upon completion of the Offering, there will be outstanding 15,194,941 shares of Common Stock and stock options to purchase an additional 1,590,000 shares and 1,465,000 shares reserved for issuance pursuant to the Company's incentive plans. Of these shares, the 4,200,000 shares of

Common Stock sold in the Offering (4,830,000 shares if the Underwriters' over-allotment option is exercised in full) and the 666,667 shares purchased by employees of the Company pursuant to the Employee Share Purchase will be freely tradeable by persons other than "affiliates" of H&S, without restriction under the Securities Act. The remaining 10,328,274 shares of Common Stock outstanding will be "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. The Company and all current stockholders of the Company have agreed, for a period of 180 days after the date of this Prospectus, not to, directly or indirectly, offer, sell, or otherwise dispose of any shares of Common Stock without the prior written consent of Lehman Brothers Inc., other than, with respect to the Company, shares of Common Stock issued in the Offering, under its GlobalShare Plan, or upon exercise of stock options granted pursuant to the GlobalShare Plan. Additionally, all current stockholders of H&S have agreed not to, directly or indirectly, offer, sell, or otherwise dispose of any shares of Common Stock currently owned by them and other than shares of Common Stock issued pursuant to the GlobalShare Plan or upon exercise of stock options granted pursuant to the GlobalShare Plan, for a period of two years after the date of this Prospectus without the prior written consent of Lehman Brothers Inc., which consent will be granted or denied after consultation with the Company. See "Management--1998 Heidrick & Struggles GlobalShare Plan," "Shares Eligible for Future Sale" and "Underwriting."

Dilution

  The initial public offering price is substantially higher than the book value per share of the Common Stock. Accordingly, purchasers of the Common Stock offered hereby would experience immediate and substantial dilution of $8.31 in tangible book value per share of the Common Stock. See "Dilution."

European Monetary Union

  Commencing January 1, 1999, eleven European countries entered into the European Monetary Union ("EMU") and introduced the Euro as a common currency. During a three-year transition period, the national currencies will continue to circulate, but their relative values will be fixed denominations of the Euro.

  The Company recognizes that there are risks and uncertainties associated with the conversion to the Euro including, but not limited to, an increasingly competitive European environment resulting from greater transparency of pricing, increased currency exchange rate risk, uncertainty as to tax consequences and the inability to update financial reporting systems on a timely basis.

  The Company is upgrading its systems to enable them to process transactions denominated in Euro. The upgrade will allow the Company to utilize Euro or local currency as needed. The upgrade is scheduled to be completed during 1999. The Company will later seek to adapt its systems to fully comply with the implications of the European single currency after January 1, 2002, when local currencies of EMU member countries are expected to be abolished. Failure to adapt information technology systems could have an adverse effect on the Company's financial condition and results of operations. The Company is also dependent on many third parties including banks and other providers of information for proper transaction clearance and reporting on many third parties, including banks and providers of information. If any of these systems are not appropriately upgraded to manage transactions denominated in Euro, the Company's operations could be adversely affected.

  The Company can give no assurance that the Company or third parties on whom the Company depends will have in place in a timely manner the systems necessary to process Euro-denominated transactions. Moreover, any disruption of business or financial activity in European markets resulting from the conversion to the Euro may hurt the Company's business in those markets, resulting in lost revenues.

Year 2000 Compliance

  The Year 2000 issue is the result of computer programs being written to use two digits to define year dates. Computer programs running date-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in systems failure or miscalculations causing disruptions of operations. The Company utilizes information technology to facilitate (i) its search processes communications with candidates and clients and (ii) its financial management systems and other support systems.

  The Company has formed a task force to evaluate and correct its Year 2000 issues and to assess the compliance of its suppliers. The Company will replace systems that are not Year 2000 compliant. The IGIS systems scheduled to be deployed during the spring and summer of 1999 will be Year 2000 compliant. The Company currently has certification as to Year 2000 compliance from its key software suppliers.

  MCI Systemhouse has been retained as the Company's system integrator and is conducting Year 2000 testing. The Company has a complete duplication of hardware and software to conduct on site, realistic testing and is currently conducting its own tests of these systems. In addition, the Company's personnel will conduct testing during the spring of 1999 and will continue to monitor and test the systems through the end of 1999. The Company has also specifically addressed its non-information technology related systems and believes that there will be no significant operational problems relating to the Year 2000 issue.

  The Company's primary business does not depend on material relationships with third party vendors, but the Company does utilize third party vendors for a number of functions, including its automated payroll functions, insurance and investment of pension funds. The Company is continuing formal communications with third party providers to determine the extent to which these third parties are moving toward Year 2000 compliance. The Company also utilizes third party on-line information services and the Internet to communicate and to retrieve information about potential candidates and clients. Failure of these third parties to have their systems timely converted may have a material adverse effect on the Company's operations.

  The Company anticipates completing the Year 2000 project not later than the third quarter of 1999. The Company has budgeted $1,000,000 in addition to the IGIS budget to be expensed as incurred to address Year 2000 issues. The Company's total Year 2000 project cost estimates include the impact of third party Year 2000 issues.

  The following scenarios with respect to the Company's systems could occur:
(i) the software code may not be Year 2000 compliant, (ii) integration of upgrades may not be complete by the Year 2000 and (iii) the integration may be complete by the Year 2000 but not fully tested or monitored prior to the Year 2000 such that testing and monitoring will uncover problems that the Company cannot remedy in a timely manner.

  The Company believes that failure to be Year 2000 compliant will not have a significant impact on its human resource functions. However, any failure of the financial systems to be Year 2000 compliant could hinder timely reporting of financial data and processing of financial information and cause delays to client billings and collections as these functions would have to be performed manually using non-networked computers. Failure of search-related systems might force the Company to use older proprietary systems to conduct searches and might cause sorting problems lowering productivity. If any non-information technology system is non-compliant, the Company will need to replace such a system.

  The Company's cost and timing estimates to achieve Year 2000 compliance were based on numerous assumptions about future events, including third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, costs of the retention of key staff, the ability to locate and correct all relevant computer codes, and similar uncertainties.

                                  THE COMPANY

  The Company is one of the leading global executive search firms and believes that, based on revenues, it is the largest executive search firm in the United States and the second largest in the world. With over 45 years of experience in fulfilling its clients' leadership needs, H&S offers and conducts executive search services in nearly every major business center in the world. The Company's services focus on the identification, evaluation and recommendation of qualified candidates for senior level executive positions. Through its worldwide network of approximately 750 professionals in 59 offices, H&S provides executive search services to a broad range of clients, including Fortune 500 companies, major non-U.S. companies, middle market and emerging growth companies, governmental and not-for-profit organizations and other leading private and public entities. The size of the Company's business has grown significantly over the past five years as evidenced by the fact that the combined worldwide revenues of H&S Inc. and HSI have grown at a compound annual rate of approximately 25%.

  H&S Inc. was a Delaware corporation that was incorporated in 1956 as successor to a partnership formed in 1953, and HSI was a Delaware corporation that was incorporated in 1968. The principal executive office of the Company is 233 South Wacker Drive--Suite 4200, Chicago, Illinois 60606-6303, and its telephone number is (312) 496-1200.

                                USE OF PROCEEDS

  The net proceeds to H&S from the sale of the 3,700,000 shares of Common Stock offered hereby by the Company, after deducting the underwriting discount and estimated offering expenses, are estimated to be approximately $42.7 million ($50.9 million if the Underwriters' over-allotment option is exercised in full). The net proceeds of the Offering will be used to fund working capital and for general corporate purposes, including repayment of debt, expenditures for the IGIS technology enhancements, funding the continuing development of LeadersOnline, the possible opening of new offices and possible acquisitions. The Company expects to use the proceeds to repay debt as follows: (i) approximately $11.0 million will be used to repay the outstanding balance on H&S Inc.'s $60 million line of credit expiring on December 31, 2001 which bears interest at approximately 6.8%, (ii) approximately $3.9 million will be used to repay balances under HSI's $10.5 million line of credit expiring on July 1, 2002 which bears interest at approximately 6.6%, and (iii) approximately $3.7 million will be used to repay balances under HSI's line of credit expiring on May 31, 1999 and which bears interest at approximately 4.6%. The Company also intends to use $3.8 million of the proceeds of the Offering to repay notes payable to certain former stockholders of H&S Inc. and HSI whose stock has been repurchased by H&S Inc. and HSI, respectively. The notes payable to such former stockholders are payable over four to five years and bear interest at the prime rate. The Company also expects to spend $16.3 million of the proceeds of the Offering for the IGIS technology enhancements over the course of the year. Pending such uses, H&S intends to invest the net proceeds from the Offering in short-term, investment grade securities, certificates of deposit, or direct guaranteed obligations of the United States government. The borrowings under H&S Inc.'s and HSI's respective credit lines which are intended to be repaid were used to fund certain IGIS technology enhancements, acquisitions and the working capital needs of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Company will receive no proceeds from the sale of the Common Stock in the Offering by the Selling Stockholders.

                                DIVIDEND POLICY

  H&S does not intend to pay any cash dividends for the foreseeable future but instead intends to retain earnings, if any, for the future operation and expansion of H&S's business. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon H&S's results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors deemed relevant by the Board of Directors. The Company's revolving credit facility prohibits the Company from declaring and paying cash dividends on the Common Stock. Future indebtedness and loan facilities also may prohibit or restrict the ability of the Company to pay dividends and make distributions to its stockholders.

                                CAPITALIZATION

  The following table sets forth (i) the capitalization of H&S Inc. at December 31, 1998 on an actual basis, (ii) the capitalization of the combined Company on a pro forma basis to reflect, among other matters, the Merger and
(iii) the capitalization of the Company on a pro forma as adjusted basis to reflect the foregoing matters as well as (a) receipt by the Company of the net proceeds from the sale of shares of Common Stock offered hereby at a price of $14.00 per share (after deducting underwriting discounts, commissions and estimated offering expenses) and the Employee Share Purchase and (b) the application of the net proceeds from the Common Stock offered hereby as described under "Use of Proceeds" and the application of the proceeds of the Employee Share Purchase. This table should be read in conjunction with the Consolidated Financial Statements of each of H&S Inc. and HSI and the Notes thereto and the Unaudited Pro Forma Condensed Consolidated Financial Data and the Notes thereto included elsewhere in the Prospectus.

                                                     At December 31, 1998
                                                -------------------------------
                                                                       Company
                                                  H&S                 Pro Forma
                                                 Inc.      Company       As
                                                Actual  Pro Forma (1) Adjusted
                                                ------- ------------- ---------
                                                        (in thousands)
Cash and cash equivalents...................... $10,428   $ 21,858    $ 31,969
                                                =======   ========    ========

Total debt..................................... $29,697   $ 41,917    $    --
                                                -------   --------    --------
Mandatorily redeemable common stock(2).........  44,611        --          --
                                                -------   --------    --------
Stockholders' equity:
  Common Stock, par value $.01 per share,
   100,000,000 shares authorized, 10,828,274
   shares issued and outstanding, 15,194,941
   shares issued and outstanding as
   adjusted(3).................................     --         108         152
  Preferred Stock, par value $.01 per share,
   10,000,000 shares authorized, payable as
   adjusted, no shares issued and outstanding..     --         --          --
  Additional paid-in capital...................     --      80,124     132,102
  Cumulative translation adjustment............     --      (1,089)     (1,089)
  Unrealized gain on available for sale
   investments.................................     --       1,686       1,686
  Treasury stock...............................     --     (16,471)    (16,471)
  Retained earnings............................     --      18,037      18,037
                                                -------   --------    --------
    Total stockholders' equity.................     --      82,395     134,417
                                                -------   --------    --------
      Total capitalization..................... $74,308   $124,312    $134,417
                                                =======   ========    ========

--------
(1) For a discussion of the pro forma adjustments, see "Unaudited Pro Forma Condensed Consolidated Balance Sheet."
(2) H&S Inc.'s common stock and HSI's Class A common stock were subject to and the Company's Common Stock is subject to mandatory repurchase agreements which require the classification of such common stock as mandatorily redeemable common stock. The agreements relating to the Common Stock will terminate upon consummation of the Offering and the Common Stock will be reclassified as stockholders' equity.
(3) Includes 666,667 shares that may be purchased by certain employees of the Company under the GlobalShare Plan pursuant to the Employee Share Purchase, but excludes up to 735,000 shares issuable pursuant to options that may be granted under the GlobalShare Plan to such employees in connection with the Employee Share Purchase and approximately 855,000 shares issuable pursuant to options to be issued to employees at completion of the Offering. Does not include 1,465,000 shares of Common Stock available for future issuance under the Company's incentive plans.

                                   DILUTION

  The pro forma net tangible book value of the Company as of December 31, 1998 was $43.7 million, or $3.80 per outstanding share of Common Stock. The net tangible book value per share of Common Stock is equal to the Company's total tangible assets (total assets less intangible assets) less its total liabilities, divided by the number of shares of Common Stock outstanding, all on a pro forma basis. After giving effect to the sale of 3,700,000 shares of Common Stock to be sold by the Company in the Offering at an initial public offering price of $14.00 per share, and the application by the Company of the estimated net proceeds therefrom as described in "Use of Proceeds," the pro forma net tangible book value of the Company at December 31, 1998 would have been $86.4 million, or $5.69 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $1.89 per share of Common Stock to the existing stockholders and an immediate dilution in pro forma net tangible book value of $8.31 per share of Common Stock to new investors of Common Stock in the Offering. If the Underwriters' over-allotment option is exercised in full, the pro forma net tangible book value upon completion of the Offering would be $5.98 per share.

  The following table illustrates the per share dilution that would have occurred if the Offering had been consummated on December 31, 1998:

   Assumed initial public offering price per share.................       $14.00
   Pro forma net tangible book value per share before the Offering.  3.80
   Increase in pro forma net tangible book value per share
    attributable to price paid by new investors in Common Stock in the Offering...................................................  1.89
                                                                     ----
   Pro forma net tangible book value per share after the Offering..         5.69
                                                                          ------
   Dilution per share to new investors.............................       $ 8.31
                                                                          ======

  The following table summarizes, on a pro forma basis, as of December 31, 1998, after giving effect to the Offering, the number of shares of Common Stock to be sold by the Company, the total consideration paid and the average price per share paid by the existing stockholders and by the investors purchasing shares of Common Stock in the Offering:

                               Shares Purchased   Total Consideration
                              ------------------ ---------------------  Average
                                                    Amount               Price
                                Number   Percent (in millions) Percent Per Share
                              ---------- ------- ------------- ------- ---------
Existing stockholders........ 11,494,941   75.6%     $43.3       45.5%  $ 3.77
New investors................  3,700,000   24.4       51.8       54.5    14.00
                              ----------  -----      -----      -----
    Total.................... 15,194,941  100.0%     $95.1      100.0%
                              ==========  =====      =====      =====

  The foregoing computations give effect to up to 666,667 shares that may be purchased by certain employees of the Company under the GlobalShare Plan pursuant to the Employee Share Purchase, but do not give effect to up to 735,000 shares issuable pursuant to options, that may be granted under the GlobalShare Plan to such employees in connection with the Employee Share Purchase, and approximately 855,000 shares issuable pursuant to options to be issued to employees at completion of the Offering. These calculations also exclude 1,465,000 shares of Common Stock available for future issuance under the GlobalShare Plan. To the extent that shares are issued in connection with the foregoing, there will be further dilution to new investors.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

  The following unaudited pro forma condensed consolidated financial data of the Company give effect to (i) the Merger, (ii) the amendment of the Mulder acquisition agreement, (iii) the implementation of the GlobalShare Plan, (iv) the termination of the mandatory redemption feature of the common stock of each of H&S Inc. and HSI, (v) the costs of the postponement of the Company's initial public offering, (vi) the issuance of shares by the Company in December 1998 at prices below their fair market value, (vii) the termination of the employment of Gerard Clery-Melin, HSI's former President and Chief Executive Officer, and a non-executive HSI employee, and (viii) the early settlement of profit sharing arrangements relating to the acquisition of certain Latin American offices. The pro forma data is presented as if the above transactions had occurred on January 1, 1998 for the statement of operations and related data and on December 31, 1998 for balance sheet data.

  The unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 1998 reflects the results of operations of HSI and H&S Inc. for the year then ended. The historical results of operations of Mulder have been included in HSI's financial statements subsequent to the date of the acquisition.

  The unaudited pro forma condensed consolidated financial data assume that the Merger was effected by the exchange of 2.8249 shares of HSI Common Stock for each share of H&S Inc. common stock outstanding at December 31, 1998. This is the exchange ratio pursuant to which the Merger was consummated on February 26, 1999. The Merger is being accounted for as a reverse acquisition, as the stockholders of H&S Inc. owned a majority of the outstanding shares of the Common Stock of the Company upon completion of the transaction. Accordingly, for accounting purposes, HSI is treated as the acquired company and H&S Inc. is considered to be the acquiring company. Prior to the Merger, H&S Inc. owned 35.6823% of all outstanding HSI Common Stock. The acquisition by H&S Inc. of the remaining 64.3177% of HSI will be recorded using the purchase method of accounting. The difference between the fair value and book value of the interests in HSI being acquired, less the related deferred tax liability, (the "Excess Purchase Price") will be allocated first among identifiable tangible and intangible assets and then any residual value will be recorded as goodwill.

  The purchase price of HSI is based upon (i) the ownership in the Company upon completion of the Merger of holders of HSI shares immediately prior to the Merger and (ii) the estimated fair value of the Company after the Merger.

  The unaudited pro forma condensed consolidated financial data are a presentation of historical results with accounting adjustments. The unaudited pro forma condensed consolidated financial data do not reflect, except as indicated in the accompanying notes, the effects of any of the anticipated changes to be made by the Company in its operations from the historical operations, are presented for informational purposes only and should not be construed to indicate (i) the results of operations or the consolidated financial position of the Company that actually would have occurred had the transactions described above been consummated as of the dates indicated or
(ii) the results of operations or the consolidated financial position of the Company in the future.

  The following unaudited pro forma condensed consolidated financial data and accompanying notes are qualified in their entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and notes thereto of H&S Inc., HSI and Mulder and the other historical consolidated financial information included elsewhere in this Prospectus.

       Selected Unaudited Pro Forma Condensed Consolidated Financial Data

                                                                     Year Ended
                                                                    December 31,
                                                                        1998
                                                                    ------------
                                                                        (in
                                                                     thousands
                                                                     except per
                                                                     share and
                                                                    share data)
Statement of Operations Data(1):
 Revenue...........................................................  $  328,999
 Operating expenses:
 Salaries and employee benefits....................................     235,321
 General and administrative expenses...............................      89,876
                                                                     ----------
   Total operating expenses........................................     325,197
                                                                     ----------
   Operating income................................................       3,802
                                                                     ----------
 Non-operating income (expense):
 Interest income...................................................       1,531
 Interest expense..................................................         --
 Other.............................................................      (3,787)
                                                                     ----------
   Net non-operating income (expense)..............................      (2,256)
                                                                     ----------
 Equity in net income of affiliate.................................         --
                                                                     ----------
 Minority interest in income of consolidated subsidiaries..........         (81)
                                                                     ----------
 Income before income taxes........................................       1,465
 Provision for income taxes........................................       2,888
                                                                     ----------
 Net loss..........................................................  $   (1,423)
                                                                     ==========
 Basic and diluted loss per common share...........................  $     (.09)
                                                                     ==========
 Basic and diluted weighted average common shares outstanding......  15,194,941
                                                                     ==========
Balance Sheet Data (at end of period)(2):
 Working capital...................................................  $   (9,975)
 Total assets......................................................     237,673
 Long-term debt, less current maturities...........................       5,262
 Total stockholders' equity........................................      82,395

--------
(1) See Unaudited Pro Forma Consolidated Statement of Operations Data on page
    21.
(2) See Unaudited Pro Forma Condensed Consolidated Balance Sheet on page 22.

         Unaudited Pro Forma Consolidated Statement of Operations Data

                                  Year Ended December 31, 1998
                           ----------------------------------------------------
                              Historical
                           ------------------   Pro Forma           Pro Forma
                             HSI     H&S Inc.  Adjustments         Consolidated
                           --------  --------  -----------         ------------
                                         (in thousands)
Revenue................... $124,984  $204,015    $   --              $328,999
                           --------  --------    -------             --------
Operating expenses:
 Salaries and employee
  benefits................  102,861   163,730    (31,270)(1)(2)(3)    235,321
 General and
  administrative
  expenses................   37,766    50,677      1,433 (4)           89,876
                           --------  --------    -------             --------
   Total operating
    expenses..............  140,627   214,407    (29,837)             325,197
                           --------  --------    -------             --------
   Operating income
    (loss)................  (15,643)  (10,392)    29,837                3,802
                           --------  --------    -------             --------
Non-operating income
 (expense):
 Interest income..........      --      1,531        --                 1,531
 Interest expense.........     (704)     (462)     1,166 (5)              --
 Other....................   (5,412)   (2,212)     3,837 (6)           (3,787)
                           --------  --------    -------             --------
   Net non-operating
    income (expense)......   (6,116)   (1,143)     5,003               (2,256)
                           --------  --------    -------             --------
Equity in net income of
 affiliate................      --     (3,417)     3,417 (7)              --
                           --------  --------    -------             --------
Minority interest in
 income of consolidated
 subsidiaries.............      (81)      --         --                   (81)
                           --------  --------    -------             --------
Income (loss) before
 income taxes.............  (21,840)  (14,952)    38,257                1,465
Provision for income
 taxes....................   (4,475)    1,302      6,061 (8)            2,888
                           --------  --------    -------             --------
Net income (loss)......... $(17,365) $(16,254)   $32,196             $ (1,423)
                           ========  ========    =======             ========

-------
(1) HSI acquired 100% of Mulder on October 1, 1997, for a combination of cash and 32,000 shares of HSI Class A common stock. On October 1, 1997, HSI delivered 4,000 shares of HSI Class A common stock, paid $8.7 million to the partners of Mulder and incurred $0.3 million of associated transaction costs. Under the original Mulder acquisition agreement, an additional $5.2 million (plus interest at an annual percentage rate of 4%) was due to the partners of Mulder in five equal annual installments, the first of which was paid on October 1, 1998. The remaining shares were to be issued in four annual installments beginning January 1, 1999. Because the total purchase price was contingent upon the continued employment of Mulder consultants, the cost of the acquisition was accounted for as compensation expense to be recognized over a five-year period beginning October 1, 1997.
  In contemplation of the Merger, the Mulder acquisition agreement was amended on July 2, 1998 such that the remaining $5.2 million (plus interest) was required to be paid within 90 days of the completion of the Merger ($1.1 million of this amount plus interest was paid in October of 1998) and 428,452 shares of Common Stock (which were valued, based on the estimated fair value of the Company, at $5.5 million) issued to such Mulder partners immediately after the Merger. This non-recurring charge will be recorded during the first quarter of 1999 and has not been reflected in the pro forma statement of operations. All employment contingencies relating to the Mulder consultants have been terminated.

  Amortization of deferred compensation expense of $5.1 million relating to the acquisition of Mulder has been eliminated from salaries and employee benefits for the period ending December 31, 1998. Under the amendment to the Mulder acquisition agreement, the remaining $13.8 million of the $20.5 million of compensation, based upon the estimated fair value of the Company, will be expensed in the first quarter of 1999.

(2) An adjustment of $2.8 million has been made to eliminate from salaries and employee benefits, compensation expense representing the difference between the amount actually paid over the amount that would have been paid under the Company's GlobalShare Plan for managing partners and corporate officers had such plan been in effect beginning January 1, 1998. The plan's participants will have the same duties and responsibilities and the Company expects that the issuance of stock options in lieu of cash under the plan for a portion of their bonuses will not diminish the output of these employees resulting in additional costs being incurred. The adjustment is to reduce compensation expense to reflect the differences in compensation expense, as computed under the Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," based on the intrinsic value of the stock options granted. Under APB No. 25, the fair value of the options, as computed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," is not recorded as compensation expense.

(3) Salaries and employee benefits have been adjusted by $23.3 million to reflect the following charges recorded during the fourth quarter of 1998:
    (i) $14.8 million arising from the difference between the issuance price of shares issued by the Company in the period beginning twelve months before the initial filing date of the registration statement relating to the Offering and the fair market value of the shares at the date of grant, (ii) $2.8 million arising from the early settlement of profit sharing arrangements relating to the acquisition of certain Latin American offices and (iii) $5.7 million arising from the termination agreement with Gerard Clery-Melin, HSI's former President and Chief Executive Officer, and the termination agreement of a non-executive HSI employee. The $5.7 million charge is comprised of $3.0 million for compensation and other amounts to be paid in accordance with the termination agreements and a $2.7 million non-cash charge representing the difference between the current book value and appraised fair market value of shares retained subsequent to termination, see "Management."
(4) Adjustments have been made to reflect the impact of allocating the Excess Purchase Price to intangible assets and goodwill of HSI, and are subject to change based upon the final determination of the respective fair values of these assets. For the year ended December 31, 1998, $1.4 million of amortization related to acquired intangibles and goodwill has been charged to general and administrative expenses. See Note 1 to the "Unaudited Pro Forma Condensed Consolidated Balance Sheet."
(5) The Company's net proceeds from the Offering, estimated to be $42.7 million net of expenses and fees, will be applied as described in "Use of Proceeds". At December 31, 1998, the outstanding debt to be repaid in connection with the Offering totaled $41.9 million, resulting in excess cash from the Offering of $0.8 million. Interest expense associated with indebtedness assumed repaid with the proceeds from the Offering has been eliminated.
(6) Offering expenses of $3.8 million have been eliminated from non-operating income for the twelve month period ended December 31, 1998. As required by Staff Accounting Bulletin No. 1, Topic 5A, H&S Inc. and HSI expensed all charges incurred in connection with the postponement of the Company's planned initial public offering in September 1998.
(7) Equity in net income of affiliate has been eliminated from H&S Inc. for all periods shown to reflect 100% ownership of HSI after the Merger.
(8) Adjustments are made to the provision for income taxes to reflect the increased income tax liability resulting from the corresponding increase in income before income taxes because of the compensation adjustment discussed in footnotes 2 and 3 above, the elimination of tax deductible Offering expenses discussed in footnote 5 above, and the elimination of the equity in net income of affiliate as discussed in footnote 6 above. Therefore, pro forma tax expense has been adjusted as follows:

                                              Equity in
                                              Net Income
                                                  of                   Offering
                                              Affiliate  Compensation  Expense
     Period                                   Adjustment  Adjustment  Adjustment
     ------                                   ---------- ------------ ----------
     Year ended December 31, 1998............   $1,435      $3,638       $988

           Unaudited Pro Forma Condensed Consolidated Balance Sheet
                             At December 31, 1998

                                                          Pro Forma   Contract
                                               Merger     Reflecting  Amendment      Pro Forma
                            HSI   H&S Inc. Adjustments(1)   Merger   Adjustments    Consolidated
                          ------- -------- -------------- ---------- -----------    ------------
                                                    (in thousands)
Current assets:
 Cash and cash
  equivalents...........  $15,753 $ 10,428    $   --       $ 26,181   $  (4,323)(2)   $ 21,858
 Accounts receivable,
  net of allowance......   23,250   40,816     (2,998)       61,068         --          61,068
 Notes receivable from
  affiliates............      --     1,900     (1,900)          --          --             --
 Other current assets...   10,104   17,079        --         27,183         --          27,183
Property and equipment,
 net....................   14,917   24,778        --         39,695         --          39,695
Other assets:
 Cash and investments
  designated for
  nonqualified
  retirement plan.......      --    13,552        --         13,552         --          13,552
 Investment in HSI......      --     4,766     (4,766)          --          --             --
 Goodwill and other
  intangibles...........    2,531    8,055     37,434        48,020         --          48,020
 Deferred compensation
  expense...............    4,046      --         --          4,046      (4,046)(2)        --
 Other non-current
  assets................   24,396    1,776        125        26,297         --          26,297
                          ------- --------    -------      --------   ---------       --------
  Total other assets....   30,973   28,149     32,793        91,915      (4,046)        87,869
                          ------- --------    -------      --------   ---------       --------
  Total assets..........  $94,997 $123,150    $27,895      $246,042   $  (8,369)      $237,673
                          ======= ========    =======      ========   =========       ========
Current liabilities:
 Short-term debt........  $12,108 $ 24,547    $   --       $ 36,655   $     --        $ 36,655
 Income taxes payable...    3,286      --         --          3,286         --           3,286
 Accounts payable.......    7,337    2,918     (2,998)        7,257         --           7,257
 Accrued expenses
  Salaries and employee
   benefits.............   22,434   23,299        --         45,733         --          45,733
  Other accrued
   expenses.............   15,886   11,267        --         27,153         --          27,153
 Note payable to
  affiliate.............    1,900      --      (1,900)          --          --             --
Long-term debt, less
 current maturities.....      112    5,150        --          5,262         --           5,262
Other long-term
 liabilities............   18,574   11,358        --         29,932         --          29,932
Commitments and
 contingent liabilities.      --       --         --            --          --             --
Mandatorily redeemable
 common stock...........    8,578   44,611     37,575        90,764      (8,369)(2)        --
                                                                        (82,395)(3)
Stockholders' equity....    4,782      --      (4,782)          --       82,395 (3)     82,395
                          ------- --------    -------      --------   ---------       --------
  Total liabilities and
   stockholders' equity.  $94,997 $123,150    $27,895      $246,042   $  (8,369)      $237,673
                          ======= ========    =======      ========   =========       ========

--------
(1) These pro forma adjustments reflect the impact of allocating the Excess Purchase Price to intangibles and goodwill of HSI, and are subject to change based upon the final determination of the respective fair values of the assets. The Excess Purchase Price of $37,434 is based on an estimated fair value of the HSI assets being acquired of $46,153 less their book value of $8,594 and less a deferred tax liability of $125 recorded by H&S Inc. This Excess Purchase Price has been allocated to identifiable intangible assets and goodwill as follows:

                                                                Weighted Average
                                                         Fair   Remaining Useful
    Asset Classification                                 Value   Life in Years
    --------------------                                ------- ----------------
    Intangible assets
     Trained workforce................................  $ 6,496
     Non-compete agreements...........................      322
     Database of executives...........................      193
     Customer relationships...........................    5,338
                                                        -------
    Total intangible assets...........................   12,349        17
    Goodwill..........................................   25,085        40
                                                        -------
    Total Excess Purchase Price.......................  $37,434
                                                        =======

  The preliminary allocations of the Excess Purchase Price are based upon current estimates and information available to H&S Inc.
  In determining the foregoing estimated useful lives, management considered the nature, competitive position of the Company, and historical and expected future operating income. The Company will continually review whether subsequent events and circumstances have occurred that indicate the intangibles or goodwill may not be recoverable. If events and circumstances indicate that intangible assets or goodwill related to the acquired business should be reviewed for possible impairment, the Company will use projections to assess whether future operating income of the business, on a non-discounted basis (before amortization), is likely to exceed the amortization over the remaining life of the intangibles or goodwill, to determine whether a write-down of intangible assets or goodwill to recoverable value is appropriate.

  The ultimate allocation of the Excess Purchase Price to intangibles and goodwill acquired is subject to final determination of the fair value of the assets of HSI. The ultimate allocation of the respective values will be based upon the report of a professional appraiser that will be completed in connection with the consummation of the Merger. H&S Inc. management believes that the above preliminary allocations of the purchase price are reasonable and will not materially change.
  The pro forma adjustments include the elimination of H&S Inc.'s investment in HSI. In addition, $1,900 of intercompany debt and $2,998 of intercompany payables were also eliminated. As of December 31, 1998, there were no other intercompany transactions that required elimination.
  The reclassification of $4,782 of stockholders' equity and the $37,575 increase in mandatorily redeemable stock are a result of the application of reverse acquisition accounting.
(2) The amendment of the Mulder acquisition agreement resulted in the following adjustments to HSI historical amounts:
  (i) Cash has been adjusted by $4,323 to reflect the cash consideration to be paid for Mulder.
  (ii) Mandatorily redeemable common stock has been increased by $5,476 to account for shares to be issued to Mulder partners and reduced by $13,845 to eliminate the one-time compensation charge.
  (iii) Deferred compensation expense has been reduced by $4,046 to eliminate the asset due to the recording of the one-time compensation charge described in footnote 1 to the Unaudited Pro Forma Consolidated Statement of Operations Data.
(3) Reflects reclassification of H&S Inc.'s mandatorily redeemable common stock of $82,395 to stockholders' equity as the mandatory redemption feature of the common stock will terminate upon consummation of the Offering.

                            SELECTED FINANCIAL DATA

  The selected financial data presented below for each of the five years in the period ended December 31, 1998 have been derived from the respective audited consolidated financial statements of H&S Inc. and HSI which in the case of HSI were audited by Barbier Frinault & Associes (Arthur Andersen) and in the case of H&S Inc. were audited by Arthur Andersen LLP, independent public accountants. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, the notes thereto and the other financial data and statistical information included in this Prospectus.

                            Selected Financial Data

                                   H&S Inc.

                                            Year Ended
                                           December 31,
                          --------------------------------------------------
                           1994      1995      1996      1997(1)     1998
                          -------  --------  ---------  ---------  ---------
                              (in thousands, except per share, share
                                    and other operating data)
Statement of Operations
 Data:
 Revenue................  $96,127  $108,685  $ 137,665  $ 180,244  $ 204,015
                          -------  --------  ---------  ---------  ---------
 Operating expenses:
 Salaries and employee
  benefits..............   66,379    77,215     98,272    125,308    163,730
 General and
  administrative
  expenses..............   19,078    20,853     28,681     42,991     50,677
                          -------  --------  ---------  ---------  ---------
  Total operating
   expenses.............   85,457    98,068    126,953    168,299    214,407
                          -------  --------  ---------  ---------  ---------
  Operating income
   (loss)...............   10,670    10,617     10,712     11,945    (10,392)(2)
                          -------  --------  ---------  ---------  ---------
 Non-operating income
  (expense):
 Interest income........      808     1,156      1,385      1,586      1,531
 Interest expense.......     (180)     (207)      (180)      (150)      (462)
 Other income (expense).       89       108        (94)       486     (2,212)
                          -------  --------  ---------  ---------  ---------
  Net non-operating
   income (expense).....      717     1,057      1,111      1,922     (1,143)
                          -------  --------  ---------  ---------  ---------
 Equity in net income
  (loss) of affiliate...    1,252       778        775         20     (3,417)
                          -------  --------  ---------  ---------  ---------
 Income (loss) before
  income taxes..........   12,639    12,452     12,598     13,887    (14,952)
 Provision for income
  taxes.................    6,297     6,094      6,149      7,444      1,302
                          -------  --------  ---------  ---------  ---------
 Net income (loss)......  $ 6,342  $  6,358  $   6,449  $   6,443  $ (16,254)(3)
                          =======  ========  =========  =========  =========
 Basic earnings (loss)
  per common share......                     $    2.50  $    2.41  $   (6.10)
                                             =========  =========  =========
 Weighted average common
  shares outstanding....                     2,574,475  2,676,415  2,666,526
                                             =========  =========  =========
 Diluted earnings (loss)
  per common share......                     $    2.50  $    2.41  $   (6.10)
                                             =========  =========  =========
 Diluted average common
  shares outstanding....                     2,574,475  2,676,525  2,666,526
                                             =========  =========  =========
Balance Sheet Data (at
 end of period):
 Working capital........  $13,549  $ 17,193  $  20,628  $  24,873  $   8,192
 Total assets...........   45,058    55,900     68,643     93,585    123,150
 Long-term debt, less
  current maturities....      735     1,189        993      1,636      5,150
 Mandatorily redeemable
  common stock..........   25,818    31,700     39,373     47,404     44,611
Other Operating Data:
 Number of offices (at
  end of period)........       18        20         25         28         32
 Average number of
  consultants during the
  period................      108       119        137        159        197

                            Selected Financial Data

                                      HSI

                                       Year Ended December 31,
                            -----------------------------------------------
                             1994     1995     1996     1997(1)     1998
                            -------  ------- --------- ---------  ---------
                             (in thousands, except per share, share and
                                        other operating data)
Statement of Operations
 Data:
 Revenue................... $39,634  $52,815   $64,558   $82,732   $124,984
                            -------  ------- --------- ---------  ---------
 Operating expenses:
 Salaries and employee
  benefits.................  24,299   35,249    44,020    59,080    102,861
 General and
  administrative expenses..  10,212   14,264    17,100    20,567     37,766
                            -------  ------- --------- ---------  ---------
   Total operating
    expenses...............  34,511   49,513    61,120    79,647    140,627
                            -------  ------- --------- ---------  ---------
   Operating income (loss).   5,123    3,302     3,438     3,085    (15,643)(4)
 Net non-operating income
  (expense)................    (366)     338       133       151     (6,116)
 Minority interest in
  income of consolidated
  subsidiaries.............    (222)     --        --        (26)       (81)
                            -------  ------- --------- ---------  ---------
 Income (loss) before
  income taxes.............   4,535    3,640     3,571     3,210    (21,840)
 Provision for (benefit
  from) income taxes.......   1,886    1,840     1,430     2,518     (4,475)
                            -------  ------- --------- ---------  ---------
 Net income (loss)......... $ 2,649  $ 1,800 $   2,141 $     692  $ (17,365)(5)
                            =======  ======= ========= =========  =========
 Basic earnings (loss) per
  Class A common share.....                  $     .86 $     .25  $   (5.96)
                                             ========= =========  =========
 Basic weighted average
  Class A common shares
  outstanding..............                  1,623,955 1,773,581  1,892,908
                                             ========= =========  =========
 Diluted earnings per Class
  A common share...........                  $     .86 $     .24  $   (5.96)
                                             ========= =========  =========
 Diluted weighted average
  Class A common shares
  outstanding..............                  1,623,955 1,880,694  1,892,908
                                             ========= =========  =========
 Basic and diluted earnings
  per Class B common share.                  $     .72 $     .23  $   (5.83)
                                             ========= =========  =========
 Weighted average Class B
  common shares
  outstanding..............                  1,040,862 1,040,862  1,042,729
                                             ========= =========  =========
Balance Sheet Data (at end
 of period):
 Working capital........... $ 7,908  $ 7,777 $   9,345 $  (6,607) $ (13,844)
 Total assets..............  21,998   25,756    32,851    75,560     94,997
 Long-term debt, less
  current maturities.......     --       --        267       168        112
 Mandatorily redeemable
  common stock.............   6,166    8,323     9,922    11,706      8,578
 Total stockholders'
  equity...................   4,757    5,758     6,440     6,423      4,782
Other Operating Data:
 Number of offices (at end
  of period)...............      12       13        16        23         27
 Average number of
  consultants during the
  period...................      55       59        71        95        123

--------
(1) Certain 1997 amounts for H&S Inc. and HSI have been restated. See Note 15 of "Heidrick & Struggles, Inc. and Subsidiaries--Notes to Consolidated Financial Statements" and Note 14 of "Heidrick & Struggles International, Inc. and Subsidiaries--Notes to Consolidated Financial Statements," respectively.
(2) Includes $12.7 million of non-recurring charges comprised of (i) $9.9 million of salaries and employee benefits expense arising from the difference between the issuance price of shares issued by the Company to certain of its directors in December 1998 and the fair market value of such shares at the date of grant and (ii) $2.8 million of salaries and benefits expense relating to the early settlement of profit sharing arrangements upon the acquisition of certain Latin American offices.
(3) Includes a non-recurring $2.5 million charge incurred in connection with the costs of the postponement of the Offering in September 1998.
(4) Includes $15.7 million of non-recurring charges comprised of (i) $5.1 million of salaries and employee benefits expense due to the amortization of deferred compensation expense resulting from the Mulder acquisition,
    (ii) $4.9 million of salaries and employee benefits expense arising from the difference between the issuance price of shares issued by the Company to certain of its directors in December 1998 and the fair market value of such shares at the date of grant, and (iii) $5.7 million of salaries and employee benefits expense arising from the termination agreement with Gerard Clery-Melin, HSI's former President and Chief Executive Officer, and the termination agreement of a non-executive HSI employee. See "Management."
(5) Includes a non-recurring $1.3 million charge incurred in connection with the costs of the postponement of the Offering in September 1998.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion of the historical results of operations and liquidity and capital resources of H&S Inc. and HSI should be read in conjunction with the selected financial data and the audited Consolidated Financial Statements of H&S Inc., HSI and Mulder and related notes thereto appearing elsewhere in this Prospectus.

General

  The Company is one of the leading global executive search firms and believes that, based on revenues, it is the largest executive search firm in the United States and the second largest in the world. The Company offers and conducts executive search services through its global network of offices to a broad range of clients, including Fortune 500 companies, major non-U.S. companies, middle market and emerging growth companies, governmental and not-for-profit organizations, and other leading private and public entities.

  Throughout their history, H&S Inc. and HSI have operated as a single entity, and from the time of founding in 1953 until 1984, operated under a single ownership structure. In 1984, H&S Inc. consummated a spin-off of HSI to its European partners while retaining a significant equity interest. H&S Inc. and HSI consummated the Merger on February 26, 1999 in order to reunite the two companies into a single ownership structure. The selected financial data set forth herein reflect the historical operations of each of H&S Inc. and HSI.

  Pursuant to their focused growth strategies, H&S Inc. and HSI completed several acquisitions in the past two years. In June 1998, H&S Inc. acquired Fenwick, a Boston-based executive search firm focused on the technology sector. In October 1997, HSI acquired Mulder, the largest executive search firm in Germany. These acquisitions were accounted for using the purchase method of accounting, with the results of the acquired companies included in H&S Inc.'s and HSI's respective consolidated statements of income beginning on the date of each acquisition.

  With 59 offices in 30 countries, the Company conducts business using various currencies. Revenue earned in each country is generally matched with the associated expenses incurred, thereby reducing currency risk to earnings. However, because certain assets or liabilities are denominated in non-U.S. currencies, changes in currency rates may cause fluctuations of the valuation of such assets or liabilities. For financial information by geographic region, see Note 13 of "Heidrick & Struggles, Inc. and Subsidiaries--Notes to Consolidated Financial Statements" and Note 10 of "Heidrick & Struggles International, Inc. and Subsidiaries--Notes to Consolidated Financial Statements."

Revenue

  The Company's revenue is derived from providing executive search services to its clients, and is largely a function of average revenue per consultant and the average number of consultants employed (based on number of months employed during the period). Average revenue per consultant is a function of the number of searches performed per consultant and the average fee earned per search. Revenue largely consists of executive search fees (net of value added taxes in Europe) and allocated costs. Allocated costs include charges for communication expenses, research related materials, duplicating and similar items.

  Revenue from executive search services is recognized when such services are billed to clients and substantially rendered. Typically, the Company is paid an initial retainer for its services equal to approximately one-third of the estimated guaranteed first year cash compensation for the position to be filled. In addition, if the actual cash compensation of a placed candidate exceeds the retainer estimate, the Company bills the client for one-third of the excess. Allocated costs are calculated as a percentage of the expected search fee for an assignment with certain dollar caps per search. The Company generally bills its clients for its initial retainer and allocated costs in one-third increments over a 90-day period commencing in the month of the initial acceptance or confirmation of the contract by its client.

  With respect to each executive search assignment, the Company and its client enter into a contract, which outlines the general terms and conditions of the assignment. These contracts generally are cancelable at the option of either party with compensation payable pro rata for the first 90 days.

  Because newly-hired consultants require a large initial investment in signing bonuses, guaranteed bonuses and salaries and benefits for associated support staff and do not tend to immediately provide proportionately higher revenues, the Company's average revenue per consultant and overall profitability are typically negatively impacted by such new hires in the short term.

Operating Expenses

  The Company's operating expenses are divided into two general categories:
(i) salaries and employee benefits; and (ii) general and administrative expenses.

  Salaries and employee benefits. The largest components of the Company's operating expenses are compensation and benefits paid to consultants, executive officers and administrative and support personnel, of which the most important constituent parts are salaries and annual bonuses. Other items included in this category are signing bonuses and guaranteed bonuses (often incurred in connection with the hiring of new consultants), payroll taxes, profit sharing and retirement benefits and employee insurance benefits. In recent quarters the Company has hired a larger than normal number of consultants, which has resulted in a higher than normal level of signing bonuses and guaranteed bonuses. A consultant's base salary represents, on average, less than one-half of the consultant's total annual compensation. Typically, a portion of the credit for a particular assignment goes to the consultants who originate the executive search assignment, and a portion goes to the consultants who perform the executive search assignment. In addition, a portion of each consultant's annual compensation is based on management's assessment of that consultant's teamwork.

  General and administrative expenses. The key components of general and administrative expenses include rent, information systems costs, general office expenses and professional service costs (including legal, accounting and third party professional services). In addition, general and administrative expenses include depreciation, amortization and allowance for doubtful accounts.

Non-Operating Income (Expense)

  Non-operating income (expense) consists of interest income, interest expense and other income and expenses.

Equity in Net Income (Loss) of Affiliate

  Prior to the Merger, H&S Inc. held a significant interest in HSI. For H&S Inc., equity in net income (loss) of affiliate relates to the income earned or loss incurred from H&S Inc.'s investment in HSI after giving effect to currency translation adjustments.

Taxes

  H&S Inc. and HSI were, and the Company is, subject to federal, state and non-U.S. income taxes. Income generated outside of the United States may be subject to higher tax rates than U.S. income. As a result, the Company's effective tax rate may be higher than prevailing U.S. tax rates. Historically, certain non-deductible expenses have increased H&S Inc.'s and HSI's effective tax rates. H&S Inc.'s and HSI's provisions for income taxes reflect their best judgment as to the likely effective tax rate for a given period.

Year 2000 Compliance

  The Year 2000 issue is the result of computer programs being written to use two digits to define year dates. Computer programs running date-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in systems failures or miscalculations causing disruptions of operations. The Company utilizes information technology to facilitate (i) its search processes communications with candidates and clients and (ii) its financial management systems and other support systems.

  The Company has formed a task force to evaluate and correct its Year 2000 issues and to assess the compliance of its suppliers. The Company will replace systems that are not Year 2000 compliant. The IGIS systems scheduled to be deployed during the spring and summer of 1999 will be Year 2000 compliant. The Company currently has certification as to Year 2000 compliance from its key software suppliers.

  MCI Systemhouse has been retained as the Company's system integrator and is conducting Year 2000 testing. The Company has a complete duplication of hardware and software to conduct on site, realistic testing and is currently conducting its own tests of these systems. In addition, the Company's personnel will conduct testing during the spring of 1999 and will continue to monitor and test the systems through the end of 1999. The Company has also specifically addressed its non-information technology related systems and believes that there will be no significant operational problems relating to the Year 2000 issue.

  The Company's primary business does not depend on material relationships with third party vendors, but the Company does utilize third party vendors for a number of functions, including its automated payroll functions, insurance and investment of pension funds. The Company is continuing formal communications with third party providers to determine the extent to which these third parties are moving toward Year 2000 compliance. The Company also utilizes third party on-line information services and the Internet to communicate and to retrieve information about potential candidates and clients. Failure of these third parties to have their systems timely converted may have a material adverse effect on the Company's operations.

  The Company anticipates completing the Year 2000 project not later than the third quarter of 1999. The Company has budgeted $1,000,000 in addition to the IGIS budget to be expensed as incurred, to address Year 2000 issues. The Company's total Year 2000 project cost estimates include the impact of third party Year 2000 issues.

  The following scenarios with respect to the Company's systems could occur:
(i) the software code may not be Year 2000 compliant, (ii) integration of upgrades may not be complete by the Year 2000 and (iii) the integration may be complete by the Year 2000 but not fully tested or monitored prior to the Year 2000 such that testing and monitoring will uncover problems that the Company cannot remedy in a timely manner.

  The Company believes that failure to be Year 2000 compliant will not have a significant impact on its human resource functions. However, any failure of the financial systems to be Year 2000 compliant could hinder timely reporting of financial data and processing of financial information and cause delays to client billings and collections as these functions would have to be performed manually using non-networked computers. Failure of search-related systems might force the Company to use older proprietary systems to conduct searches and might cause sorting problems lowering productivity. If any non-information technology system is non-compliant, the Company will need to replace such a system.

  The Company's cost and timing estimates to achieve Year 2000 compliance were based on numerous assumptions about future events, including third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, costs of the retention of key staff, the ability to locate and correct all relevant computer codes, and similar uncertainties.

Recently Issued Financial Accounting Standards

  During 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related

Information," which establishes new standards for reporting information about operating segments in interim and annual financial statements. It is effective for annual periods beginning after December 15, 1997 and was adopted by the Company as of December 31, 1998.

  During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities," which establishes new standards for reporting information about derivatives and hedging. It is effective for periods beginning after June 15, 1999 and will be adopted by the Company as of January 1, 2000. The Company expects that adoption of this Standard will have no material effect on its consolidated financial position, results of operations or on disclosures within the financial statements.

Pro Forma Combined Results of Operations

  The following table provides pro forma combined results of operations and such data as a percentage of revenue of the Company for the years ended December 31, 1997 and 1998. For a discussion of the pro forma adjustments for 1998, see the Unaudited Pro Forma Consolidated Statement of Operations Data and the notes thereto.

                                                 Year Ended December 31,
                                              ---------------------------------
                                                 1997(1)              1998
                                              -----------------  --------------
                                                 (dollars in thousands)
Revenue ..................................... $284,792    100.0% $328,999 100.0%
                                              --------    -----  -------- -----
Operating expenses:
  Salaries and employee benefits.............  194,956(2)  68.5   235,321  71.5
  General and administrative expenses........   70,548(3)  24.8    89,876  27.3
                                              --------    -----  -------- -----
    Total operating expenses.................  265,504     93.3   325,197  98.8
                                              --------    -----  -------- -----
    Operating income......................... $ 19,288      6.7% $  3,802   1.2%
                                              ========    =====  ======== =====

--------
(1) The December 31, 1997 statement of operations has been adjusted by the following amounts to reflect the historical operations of Mulder:

      Revenue........................................................... $21,816
      Salaries and employee benefits....................................  14,610
      General and administrative expenses...............................   5,557

  In addition, $1.5 million of amortization of deferred compensation relating to the acquisition has been eliminated from salaries and employee benefits. See Note 1 of the "Selected Unaudited Pro Forma Condensed Consolidated Financial Data" for further information regarding the Mulder acquisition.
(2) An adjustment of $2.5 million has been made to eliminate from salaries and employee benefits, compensation expense representing the difference between the amount actually paid and the amount that would have been paid in cash under the Company's GlobalShare Plan. See Note 2 of the "Selected Unaudited Pro Forma Condensed Consolidated Financial Data."
(3) Adjustments have been made to reflect the allocation of the Excess Purchase Price to intangible assets and goodwill of HSI. The adjustments are subject to change based upon the final determination of the respective fair values of these assets. See Note 1 to the "Unaudited Pro Forma Condensed Consolidated Balance Sheet." Amortization of $1.4 million related to acquired intangible assets and goodwill has been charged to general and administrative expenses.

Pro Forma Combined Results for 1998 Compared to 1997

  Revenue. Revenue increased $44.2 million, or 15.5%, to $329.0 million for 1998 from $284.8 million for 1997. This increase was due to an increase in the number of confirmed searches resulting from a 21.4% increase in the average number of consultants employed during the period and the opening of the following new offices in 1998: Geneva, Irvine, Manchester, Melbourne, New Delhi, Route 128 and Tel Aviv.

  Salaries and employee benefits. Salaries and employee benefits increased $40.3 million, or 20.7%, to $235.3 million for 1998 from $195.0 million for 1997. As a percentage of revenues, salaries and employee benefits increased from 68.5% to 71.5%, primarily due to signing bonuses and guaranteed bonuses associated with the hiring of 61 new consultants in 1998, consistent with the Company's growth strategy. The Company also added 76 associates and 151 administrative personnel, in part to support these consultants.

  General and administrative expenses. General and administrative expenses increased $19.4 million, or 27.4%, to $89.9 million for 1998 from $70.5 million for 1997. As a percentage of revenues, general and administrative expenses increased from 24.8% to 27.3%, primarily due to the launch of an advertising campaign during the fourth quarter of 1998 and an increase in maintenance and installation expenses, technical support and equipment rentals associated with the IGIS initiative.

Results of Operations--H&S Inc.

  The following table sets forth, for the periods indicated, selected statements of operations data for H&S Inc. as a percentage of revenues:

                                                              Year Ended
                                                             December 31,
                                                           -------------------
                                                           1996   1997   1998
                                                           -----  -----  -----
Revenue................................................... 100.0% 100.0% 100.0%
                                                           -----  -----  -----
Operating expenses:
  Salaries and employee benefits..........................  71.4   69.5   80.3
  General and administrative expenses.....................  20.8   23.9   24.8
                                                           -----  -----  -----
    Total operating expenses..............................  92.2   93.4  105.1
                                                           -----  -----  -----
    Operating income (loss)...............................   7.8    6.6   (5.1)
                                                           -----  -----  -----
Non-operating income (expense):
  Interest income.........................................   1.0    0.9    0.8
  Interest expense........................................  (0.1)  (0.1)  (0.2)
  Other income (expense)..................................  (0.1)   0.3   (1.1)
                                                           -----  -----  -----
    Net non-operating income (expense)....................   0.8    1.1   (0.5)
                                                           -----  -----  -----
Equity in net income (loss) of affiliate..................   0.6    --    (1.7)
                                                           -----  -----  -----
Income (loss) before income taxes.........................   9.2    7.7   (7.3)
Provision for income taxes................................   4.5    4.1    0.6
                                                           -----  -----  -----
Net income (loss).........................................   4.7%   3.6%  (7.9)%
                                                           =====  =====  =====

1998 Compared to 1997

  Revenue. H&S Inc. revenue increased $23.8 million, or 13.2%, to $204.0 million for 1998 from $180.2 million for 1997. This increase was primarily due to an increase in the number of confirmed searches resulting largely from a 24.4% increase in the average number of consultants employed during the period. Average revenue per consultant was $1.0 million in 1998, as compared to $1.1 million in 1997, a 9% decrease due to an increase in the number of newly-hired consultants. Four new offices were opened in 1998: Melbourne, Route 128, Irvine and New Delhi, which generated approximately $8.2 million of revenue during 1998.

  Salaries and employee benefits. H&S Inc. salaries and employee benefits increased $38.4 million, or 30.7%, to $163.7 million for 1998 from $125.3 million for 1997. As a percentage of revenues, salaries and employee benefits increased from 69.5% to 80.3%. Approximately $12.7 million of this increase was due to non-recurring salary and employee benefits expense comprised of (i) $9.9 million arising from the difference between the issuance price of shares issued by the Company in December 1998 and the fair market value of such shares at the date of grant and (ii) $2.8 million arising from the early settlement of profit sharing arrangements relating to the acquisition of certain Latin American offices. Excluding the impact of these expenses, salaries and employee benefits were 74.0% of revenue for 1998. A majority of this percentage increase was due to signing bonuses and guaranteed bonuses associated with the hiring of 41 new consultants in 1998, consistent with H&S Inc.'s growth strategy. H&S Inc. also added 44 associates and 79 administrative personnel, in part to support these consultants.

  General and administrative expenses. H&S Inc. general and administrative expenses increased $7.7 million, or 17.9%, to $50.7 million for 1998 from $43.0 million for 1997. As a percentage of revenues, general and administrative expenses increased from 23.9% to 24.8%. This percentage increase was largely due to the launch of an advertising campaign during the fourth quarter of 1998 and an increase in maintenance and installation expenses, technical support expenses and equipment rentals associated with IGIS.

  Non-operating income (expense). H&S Inc. non-operating income decreased $3.0 million to a net non-operating loss of $1.1 million for 1998 from net non-operating gain of $1.9 million for 1997. This decrease is primarily due to a $2.5 million charge incurred in connection with the costs of the postponement of the Company's initial public offering in September 1998. The remaining decrease was due to a loss on the sale of certain computer equipment replaced by new computers in connection with IGIS during 1998 and an increase in interest expense due to an increase in borrowings under the Company's line of credit.

1997 Compared to 1996

  Revenue. H&S Inc. revenue increased $42.5 million, or 30.9%, to $180.2 million for 1997 from $137.7 million for 1996. This increase was primarily the result of a 16.1% increase in the average number of consultants employed during the year and an increase of 12.8% in the average revenue per consultant to $1.1 million from $1.0 million in 1996. H&S Inc. employed 26 more consultants at December 31, 1997 than at December 31, 1996. In addition, three new offices were added during 1997: Miami, Philadelphia and Sao Paulo, which generated approximately $1.5 million of revenue.

  Salaries and employee benefits. H&S Inc. salaries and employee benefits increased $27.0 million, or 27.5%, to $125.3 million for 1997 from $98.3 million for 1996. As a percentage of revenues, salaries and employee benefits decreased to 69.5% from 71.4%, reflecting increased search team productivity as revenues increased relatively faster than staffing levels. This improvement occurred despite an increase of approximately $833,000 in H&S Inc.'s contributions to the employee 401(k) plan.

  General and administrative expenses. H&S Inc. general and administrative expenses increased $14.3 million, or 49.9%, to $43.0 million for 1997 from $28.7 million for 1996. As a percentage of revenues, general and administrative expenses increased to 23.9% in 1997. This percentage increase principally relates to research and development in connection with the IGIS initiative.

  Non-operating income (expense). H&S Inc. non-operating income increased $800,000 to $1.9 million for 1997 from $1.1 million for 1996. The increase was primarily due to the absence of certain losses incurred in 1996 as a result of H&S Inc.'s relocation of corporate offices in Chicago and an increase in interest income reflecting higher cash balances during the year.

Results of Operations--HSI

  The following table sets forth, for the periods indicated, selected statements of operations data for HSI as a percentage of revenues:

                                 Year Ended
                                December 31,
                              -------------------
                              1996   1997   1998
                              -----  -----  -----
Revenue.....................  100.0% 100.0% 100.0%
Operating expenses:
  Salaries and employee
   benefits ................   68.2   71.4   82.3
  General and administrative
   expenses.................   26.5   24.9   30.2
                              -----  -----  -----
    Total operating
     expenses...............   94.7   96.3  112.5
                              -----  -----  -----
    Operating income (loss).    5.3    3.7  (12.5)
Non-operating income (loss).    0.2    0.2   (4.9)
Minority interest in income
 of consolidated
 subsidiaries...............    0.0    0.0   (0.1)
                              -----  -----  -----
Income (loss) before income
 taxes......................    5.5    3.9  (17.5)
Provision for income taxes..    2.2    3.0   (3.6)
                              -----  -----  -----
Net income (loss)...........    3.3%   0.9% (13.9)%
                              =====  =====  =====

1998 Compared to 1997

  Revenue. HSI revenue increased $42.3 million, or 51.1%, to $125.0 million for 1998 from $82.7 million for 1997. This increase was primarily the result of the acquisition of Mulder in the fourth quarter of 1997, which contributed $21.2 million in revenue for 1998. Excluding Mulder, revenue increased by 25.4% mainly due to an increase in the number of searches resulting from an increase in the average number of consultants from 94 for 1997 to 124 for 1998, and a 14.9% increase in average revenue per consultant. Three new offices were opened in 1998: Geneva, Manchester and Tel Aviv, but their impact on revenue during the year was insignificant.

   Salaries and employee benefits. HSI salaries and employee benefits increased $43.8 million, or 74.1%, to $102.9 million for 1998 from $59.1 million for 1997. As a percentage of revenues, salaries and employee benefits increased from 71.4% for 1997 to 82.3% for 1998. Approximately $5.1 million of this increase was due to the amortization of deferred compensation expense resulting from the Mulder acquisition. In addition, approximately $10.6 million of this increase was due to non-recurring salary and employee benefits expenses comprised of (i) $4.9 million arising from the difference between the issuance price of shares issued by the Company in December 1998 and the fair value of such shares at the date of grant and (ii) $5.7 million arising from a termination agreement with Gerard Clery-Melin, HSI's former President and Chief Executive Officer, and a termination agreement with a non-executive HSI employee. The $5.7 million charge is comprised of $3.0 million for compensation and other amounts to be paid in accordance with the termination agreements and a $2.7 million non-cash charge representing the difference between the current book value and appraised fair market value of shares retained subsequent to termination, see "Management." Excluding the impact of these charges, salaries and employee benefits were 73.6% of revenue for 1998.

  General and administrative expenses. HSI general and administrative expenses increased $17.2 million, or 83.6% to $37.8 million for 1998, from $20.6 million for 1997. As a percentage of revenues, general and administrative expenses increased to 30.2% from 24.9%. This percentage increase was primarily the result of an increase in the provision for doubtful accounts, integration costs related to the Mulder acquisition, higher travel and meeting expenses related to the Merger and increased depreciation expense related to the Company's IGIS initiative.

  Non-operating income (expense). HSI non-operating expense increased to a net operating loss of $6.1 million for 1998 from a net non-operating gain of $151,000 for 1997. This increase was primarily the result of provisions in June and December of 1998 totaling $4.1 million for the writeoff of leasehold improvements and accruals for non-cancelable lease commitments due to a decision to relocate the London office. Also, the Company incurred a $1.3 million charge in connection with the costs of the Company's initial public offering due to a decision taken in September 1998 to postpone the Offering. The remaining increase is due to an increase in interest expense related to borrowings on HSI's line of credit, borrowings by HSI from H&S Inc. and lower interest income as a result of reduced cash balances, all resulting from the use of available funds for the Mulder acquisition, and purchases of certain property and equipment associated with new offices and investments in the IGIS initiative.

1997 Compared to 1996

  Revenue. HSI revenue increased $18.1 million, or 28.2%, to $82.7 million for 1997 from $64.6 for 1996. A significant reason for the increase was the acquisition of Mulder in the fourth quarter of 1997 which contributed revenue of $5.7 million in 1997. Excluding Mulder, revenue increased by 19.2%, primarily as a result of a 29.2% increase in the average number of consultants employed during the period. HSI employed 26 more consultants at December 31, 1997 as compared to December 31, 1996. Excluding the impact of currency exchange rate fluctuations, the average revenue per consultant increased slightly from 1996 to 1997. In addition to Mulder, three new offices were added in 1997: Oslo, Lisbon and Prague which generated approximately $1.9 million in revenue.

  Salaries and employee benefits. HSI salaries and employee benefits increased $15.1 million, or 34.3%, to $59.1 million for 1997 from $44.0 million in 1996. As a percentage of revenue, salaries and employee benefits increased to 71.4% from 68.2%. This percentage increase was primarily due to approximately $2.4 million of additional compensation and benefits to administrative and support staff resulting from the hiring of new employees in connection with the development of enhancements to HSI's executive search system.

  General and administrative expenses. HSI general and administrative expenses increased $3.5 million, or 20.2%, to $20.6 million for 1997 from $17.1 million for 1996. As a percentage of revenue, general and administrative expenses declined to 24.9% from 26.5%. This decline was due primarily to a reduction in the provision for doubtful accounts and growth in revenue outpacing increases in rent, telecommunications and other costs. The provision for doubtful accounts was decreased to reflect improved collection policies and efforts.

  Non-operating income (expense). HSI non-operating income increased by $18,000 to $151,000 from $133,000 for 1996.

Nonrecurring Charge

  During the quarter ending March 31, 1999, the Company expects to incur a nonrecurring charge of $12.7 million, net of income taxes. This charge is the result of the Company's agreement to modify the terms of the Mulder agreement, including the termination of all employment contingencies. This nonrecurring charge represents the write-off of $2.9 million of deferred compensation assets as of February 26, 1999, a cash payment of $4.3 million and the issuance of 428,452 shares of common stock (worth $5.5 million based upon the estimated fair value of HSI) to the previous owners of Mulder. See Note 2 of "Heidrick & Struggles International, Inc. and Subsidiaries--Notes to Consolidated Financial Statements."

Liquidity and Capital Resources

  The Company periodically evaluates its liquidity requirements, capital needs and availability of capital resources in view of plans for expansion and other operating cash needs. H&S has historically financed its operations primarily through internally generated funds, supplemented by sales of common stock to certain key employees and periodic borrowings under their respective credit facilities. H&S Inc. and HSI have accrued employee bonuses throughout the year. H&S Inc. has paid such bonuses in December, and HSI has paid such bonuses in December and March. Employee bonuses are accrued when earned and are based on the performance of the respective employee and the Company.

  The Company believes that the net proceeds from the Offering and related sales of shares to employees pursuant to the Employee Share Purchase, together with funds expected to be generated from operations and its lines of credit, will be sufficient to finance the Company's operations for the foreseeable future. If the Company undertakes significant acquisitions, however, it may need access to additional sources of debt or equity financing.

 H&S Inc.

  H&S Inc. maintained cash and cash equivalents at December 31, 1997 and 1998 totaling $10.1 million and $10.4 million, respectively. Towards these sums, cash flows from operating activities contributed $6.7 million in 1997, reflecting principally the net income from operations. For 1998, operating activities used $174,000 of cash reflecting the net loss offset by increases in non-cash expenses for stock based compensation, depreciation and amortization and equity in net loss of affiliate.

  On June 26, 1998, H&S Inc. purchased selected assets and liabilities of Fenwick Partners, Inc. for approximately $6.1 million in cash and notes. On October 1, 1998, H&S Inc. purchased selected assets of Heidrick Partners, Inc. for $2.0 million in cash and notes. These acquisitions resulted in a use of cash of $4.1 million.

  Cash flows from financing activities were $6.0 million and $22.1 million for 1997 and 1998, respectively. H&S Inc.'s financing activities consisted principally of sales of its common stock to employees net of repurchase obligations, amounts due in connection with 1997 and 1998 acquisitions and borrowings under its line of credit. H&S Inc.'s long-term debt consists of amounts payable to former shareholders from whom H&S Inc. has repurchased stock and amounts due in connection with the Fenwick acquisition.

  H&S Inc. has a $60.0 million reducing revolving credit facility. This facility will terminate on December 31, 2001. The line of credit will reduce annually by $10.0 million on December 31, 1999 and 2000. There was $22.0 million outstanding under this line of credit at December 31, 1998. At its discretion, the Company may borrow either U.S. dollars on deposit in the United States ("U.S. Borrowings") or U.S. dollars or foreign currencies on deposit outside the United States ("Non-U.S. Borrowings"). A Non-U.S. Borrowing bears interest at the then existing LIBOR plus a margin as determined by certain tests of H&S Inc.'s financial condition (the "Applicable Margin"). A U.S. Borrowing bears interest at the then existing prime rate. At December 31, 1998, the interest rate on the debt was LIBOR plus the Applicable Margin, which sum equaled 6.8%. This line of credit replaced a $25.0 million line of credit which had been effective since October 1, 1997. There was $3.5 million outstanding under the line of credit at December 31, 1997 and the borrowings bore interest at LIBOR plus 1% or the prime rate, at the Company's discretion. At December 31, 1997, the interest rate on the debt was fixed at approximately 8.5%. The line of credit has certain financial covenants the Company must meet relating to consolidated net worth, liabilities, and debt in relation to cash flows. See Note 5 to Consolidated Financial Statements.

  Capital expenditures amounted to $5.7 million and $13.8 million for 1997 and 1998, respectively. These expenditures were primarily for system development costs, office furniture and fixtures, leasehold improvements and computer equipment and software. The system development costs relate primarily to H&S Inc.'s IGIS initiative. IGIS expenditures of $1.2 million in 1997 and $9.0 million in 1998 have been capitalized. Additional capital expenditures of $10.2 million are expected to be made in 1999 and will begin being amortized once they are implemented.

 HSI.

  HSI maintained cash and cash equivalents at December 31, 1997 and 1998, amounting to $8.1 million and $15.8 million, respectively. Towards these sums, cash flows from operating activities contributed $4.2 million in 1997 principally reflecting decreases in working capital and non-cash expenses for depreciation and amortization. For 1998, cash flows provided by operating activities were $7.5 million due primarily to decreases in working capital and non-cash expenses for stock based compensation and depreciation and amortization, offset by the net loss from operations.

  Cash flows from financing activities were $9.7 million and $10.9 million, respectively for 1997 and 1998. Borrowings during 1997 increased significantly in connection with payments required to finance the Mulder acquisition. Borrowings during 1998 principally reflect funding of employee bonuses and the purchase of certain property and equipment. HSI's financing activities include borrowings and payments on its credit facility, purchase and sales of its common stock to employees and borrowings under a loan agreement with H&S Inc.

  HSI's long-term debt consists of amounts payable to former shareholders who have sold their stock back to HSI. HSI has an $8.0 million multicurrency line of credit. This facility will reduce to $4.9 million on March 1, 1999, $1.1 million on May 1, 1999 and will terminate on May 31, 1999. The borrowings bear interest at the European OverNight Index Average ("EONIA") plus 100 basis points or LIBOR plus 100 basis points, depending on the currency of the borrowing. The borrowings can be drawn in Euros, ECU or British Pounds. At December 31, 1998, there was $3.4 million outstanding under the facility and the interest rate was 4.6%. In addition, HSI has a $10.5 million multicurrency line of credit, denominated in ECU expiring on July 1, 2002. The interest rate on this credit line is LIBOR plus 1%. The interest rate at December 31, 1997 and 1998 was 7.2% and 6.6%, respectively. The credit line has a financial requirement which requires that the ratio of total debt to tangible net worth be less than 90%. As a result of this financial requirement, retained earnings are restricted to the extent the ratio of debt to tangible net worth exceeds 90%. The total outstanding balance was $7.6 million and $8.3 million at December 31, 1997 and 1998, respectively. Investments greater than $2 million and sales of significant German assets are prohibited without prior written approval of the banks. In addition, HSI has a $1.2 million line of credit denominated in German Marks. The borrowings bear interest at a variable rate between 4.9% and 7.5% depending on the number of days the relevant borrowing is outstanding. At December 31, 1998, there was no balance outstanding.

  Capital expenditures totaled $6.0 million and $9.7 million for 1997 and 1998, respectively. These expenditures consisted primarily of purchases of computer equipment and software and, office furniture and fixtures. Additionally, HSI made payments in connection with the Mulder acquisition of $9.4 million in cash and stock during 1997 and $1.3 million in cash during 1998.

Quarterly Comparisons

  The following table sets forth certain quarterly financial information of H&S Inc. and HSI for each quarter of 1997 and 1998. The information is derived from the quarterly financial statements of the companies which are unaudited but which, in the opinion of management, have been prepared on the same basis as the financial statements included herein and include all adjustments, consisting only of normal recurring items, necessary for the fair presentation of the information for the periods presented. The financial data shown below should be read in conjunction with the respective Consolidated Financial Statements and Notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                 Fiscal Quarters Ended
H&S Inc.                  --------------------------------------------------------------------
                                        1997                               1998
                          --------------------------------- ----------------------------------
                          March 31 June 30 Sept. 30 Dec. 31 March 31 June 30 Sept. 30 Dec. 31
                          -------- ------- -------- ------- -------- ------- -------- --------
                                                     (in thousands)
Revenue.................  $39,973  $46,375 $49,961  $43,935 $45,937  $52,778 $59,261  $ 46,039
Operating income (loss).    1,440    3,965   5,383    1,157     827    2,742   4,493   (18,454)(1)
Net income (loss).......      890    1,767   2,962      824     200    1,240   2,294   (19,988)(2)

                                                 Fiscal Quarters Ended
HSI                       --------------------------------------------------------------------------
                                        1997                                1998
                          ---------------------------------  ---------------------------------------
                          March 31 June 30 Sept. 30 Dec. 31  March 31  June 30     Sept. 30 Dec. 31
                          -------- ------- -------- -------  --------  -------     -------- --------
                                                     (in thousands)
Revenue.................  $17,953  $18,121 $18,495  $28,163  $28,053   $31,402     $34,290  $ 31,239
Operating income (loss).    1,479      629     322      655     (103)    1,195       1,149   (17,884)(3)
Net income (loss).......      724      214      14     (260)    (549)   (2,103)(4)     324   (15,037)(5)

--------
(1) Includes $12.7 million of non-recurring charges comprised of (i) $9.9 million of salaries and benefits expense arising from the difference between the issuance price of shares issued by the Company in December 1998 and the fair market value of such shares at the date of grant and
    (ii) $2.8 million of salaries and benefits expense arising from the early settlement of profit sharing arrangements relating to the acquisition of certain Latin American offices.
(2) Includes a non-recurring $2.5 million charge incurred in connection with the costs of the postponement of the Offering in September 1998.
(3) Includes $11.9 million of non-recurring charges comprised of (i) $1.3 million of salaries and benefit expense due to the amortization of deferred compensation expense resulting from the Mulder acquisition, (ii) $4.9 million of salaries and benefits expense arising from the difference between the issuance price of shares issued by the Company in December 1998 and the fair market value of such shares at the date of grant, (ii) $5.7 million of salaries and benefits expense arising from the termination agreement with Gerard Clery-Melin, HSI's former President and Chief Executive Officer, and the termination agreement of a non-executive HSI employee. The $5.7 million charge is comprised of $3.0 million for compensation and other amounts to be paid in accordance with the termination agreements and a $2.7 million non-cash charge representing the difference between the current book value and appraised fair market value of shares retained subsequent to termination. See "Management."
(4) Includes $2.9 million associated with the writeoff of leasehold improvements and accruals for non-cancelable lease commitments due to a decision to relocate the London office.
(5) Includes a non-recurring $1.3 million charge incurred in connection with the costs of the postponement of the Offering in September 1998.

                                   BUSINESS

General

  Heidrick & Struggles International, Inc. is one of the leading global executive search firms and believes that, based on revenues, it is the largest executive search firm in the United States and the second largest in the world. With over 45 years of experience in fulfilling its clients' leadership needs, H&S offers and conducts executive search services in nearly every major business center in the world. The Company's services focus on the identification, evaluation and recommendation of qualified candidates for senior level executive positions. Through its worldwide network of approximately 750 professionals in 59 offices, H&S provides executive search services to a broad range of clients, including Fortune 500 companies, major non-U.S. companies, middle market and emerging growth companies, governmental and not-for-profit organizations and other leading private and public entities. The size of the Company's business has grown significantly over the past five years as evidenced by the fact that the combined worldwide revenues of H&S Inc. and HSI have grown at a compound annual rate of approximately 25%.

Executive Search Industry Overview

  Executive search firms are generally separated into two broad categories: retained search firms and contingency search firms. Retained search firms fulfill their clients' senior leadership needs by working on a consultative basis with clients in identifying, evaluating, assessing and recommending qualified candidates for senior level positions, typically with annual cash compensation of $100,000 and above. Retained firms generally are compensated for their services whether or not they are successful in placing a candidate, and are generally retained on an exclusive basis. On the other hand, contingency search firms focus primarily on mid-level positions with annual cash compensation of less than $150,000. Contingency firms are compensated only upon successfully placing a recommended candidate, and are generally not hired on an exclusive basis or involved in the evaluation, assessment or recommendation of candidates. Both types of firms are normally paid a fee for their services equal to approximately one-third of the first year total cash compensation for the position being filled.

  According to Kennedy, a leading industry source, revenue in the executive search industry historically has been divided almost evenly between retained and contingency search firms; however, retained search firms are estimated by Kennedy to employ only one-third of the consultants in the industry. Thus, the average revenue per consultant for retained firms generally is substantially higher than for contingency firms.

  Worldwide executive search industry revenue has grown at a 20% compound annual growth rate from approximately $3.5 billion in 1993 to approximately $7.3 billion in 1997 according to Kennedy. The executive search industry is highly fragmented, consisting of more than 4,000 executive search firms worldwide. According to Kennedy's Executive Recruiter News ("ERN"), more than 80% of retained firms and approximately 90% of contingency firms generated less than $2 million in revenues in 1997.

  H&S believes that a number of favorable trends are contributing to the growth of the executive search industry, including the following:

  Increased Competition for Executive Talent. Historically, it was typical for executives to spend an entire career with one or two organizations. However, in today's rapidly changing business environment, companies have been aggressively seeking outside talent and, as a result, successful executives are often recruited by a number of different organizations in various geographic locations over the course of their careers. This increase in competition for management talent and the resulting executive turnover has forced many companies to seek assistance in recruiting executives on a more frequent basis. Increased competition has also caused compensation levels for executives to increase considerably over the past several decades. Because fees for executive search firms are based on cash compensation, higher cash compensation levels have translated into higher executive search fees.

  Greater Acceptance by Corporate Leadership of the Use of Executive Search Consultants. The influence of a number of factors including larger institutional shareholdings, a rise in shareholder activism and a greater concern for corporate governance have led many boards of directors and company management teams to expect that their choices of senior executives will be under greater scrutiny than was the case in the past. As a result of these trends, many boards of directors and company management teams hire outside executive search firms to advise them with respect to their selection and recruitment of executives.

  Increased Globalization of Business. The increasing globalization of business has created demand, particularly from multinational enterprises, for executives in parts of the world in which such enterprises do not have significant prior operating experience. Because the process of identifying and evaluating candidates across national borders can be difficult, these enterprises have turned to executive search firms for assistance.

  Increased Demand for Executive Search Services by Start-up and Newly-acquired Companies. The recent growth in the amount of capital available for investment in start-up companies and for acquisitions has created a need for talented executives to manage these entities. The activities of private equity investors and venture capital firms have been accelerating at such a pace that they often find it difficult to identify leaders for the companies in which they invest, and these investors have often sought the services of executive search firms to aid them in this task.

  Greater Need for Executives with Diverse Leadership Skills. In response to a rapidly changing business environment, companies are setting more stringent hiring standards for senior executives. The process of identifying and evaluating such executives is therefore becoming more difficult and, as a result, companies are increasingly relying on executive search firms to help them meet their leadership needs.

  Reduction in Number of Layers of Management. The recent trend of corporate "right-sizing" by eliminating certain layers of management at a number of companies has effectively reduced the internal pool from which such companies can draw talented managers. In lieu of the traditional practice of grooming leaders from within, companies have increasingly used executive search firms to find appropriate talent from outside their organization.

Key Competitive Strengths

  The Company believes that it possesses several key competitive strengths which position it to capitalize on the growing demand for its services. These strengths include the following:

  Experienced Team of Executive Search Consultants. As of December 31, 1998, the Company employed 346 consultants who, on average, have approximately 10 years of experience in executive search and 9 years of experience in other industries. H&S believes that this depth of experience is a prerequisite to the effective performance of senior level executive searches. The Company attributes its success in attracting and retaining such high caliber consultants to its premier reputation, unique team oriented culture and performance-based compensation system. The Company believes that its attractiveness as an employer is reflected in its low turnover rate among its consultants. For the period from January 1, 1995 through December 31, 1998, an annual average of fewer than 1.5% of H&S's consultants left to work elsewhere in the executive search industry. Under the Company's compensation system, a portion of the bonus for a particular assignment goes to the consultants who originate the executive search assignment, and a portion goes to the consultants who perform the executive search assignment. In addition, a portion of each consultant's annual compensation is based on management's assessment of that consultant's teamwork. This compensation component encourages the Company's consultants to work as a team and is part of the reason that 59% of the executive searches performed in 1998 by H&S were shared by two or more consultants. The incentive to utilize the differing talents of the Company's consultants means that those who originate an assignment outside of their area of expertise often bring that assignment to those with a specific industry or functional skill to execute the search.

  Global Presence. The Company's 59 offices are located in major business centers in 30 countries around the world. The Company's global presence enables it to serve the needs of multinational companies and local businesses worldwide, and provides it with access to an international network of candidates and referral sources. The Company's offices in North America, Europe, Asia Pacific and Latin America employ 174, 131, 26 and 15 consultants, as of December 31, 1998, respectively, and generated 1998 revenues of $180 million, $125 million, $14 million and $10 million, respectively. The Company's global reach allows it to benefit from the increasing globalization of business and the demand, particularly from multinational enterprises, for assistance in identifying and evaluating candidates for executive positions across national borders.

  Emphasis on Senior Level Executive Search. H&S is an industry leader in placing senior level executives within the world's largest and most complex organizations. Approximately 66% of the executive searches performed by the Company worldwide, representing approximately 73% of revenues (and approximately 81% of the searches performed in North America, representing approximately 81% of revenues) in 1998, were for CEOs, presidents, CFOs, COOs, CAOs, CIOs, members of boards of directors and other senior management positions (such as division and department heads). These senior level executive searches generally provide a higher level of revenue per search and result in greater visibility with the Company's clients and within the executive search industry. The Company believes that performing senior level, high profile executive search assignments: (i) strengthens its brand name recognition and contacts with leading decision makers, referral sources and high caliber candidates; (ii) enhances H&S's ability to secure other senior level executive searches; and (iii) enables the Company to attract and retain highly qualified consultants.

  Industry Practice Groups and Functional Specialties. H&S's business is organized around seven core industry practice groups, each focused on a specific industry. These core industry practice groups are international technology, industrial, consumer products, financial services, health care, professional services and higher education/not-for-profit. Certain H&S consultants also specialize in searches for functional positions such as members of boards of directors, CEOs, CFOs and CIOs. The Company believes that its operational structure provides its clients with superior executive search services by enabling its consultants to successfully build relationships with candidates and referral sources and to understand its clients' cultures, operations, business strategies and industries. These factors are critical to understanding clients' and candidates' needs and ultimately to the successful placement of a candidate. The Company's industry practice groups and functional specialties emphasize H&S's consultative approach and are designed to build and maintain long-term relationships with its clients.

  Global Support Platform. The Company's consultants work with a team of 406 associates (as of December 31, 1998), all of whom have access to a sophisticated global technology infrastructure. This technology infrastructure consists of internally developed proprietary global databases containing over 840,000 candidate profiles and over 29,000 client records, coupled with a broad range of on-line services and industry reference sources. H&S also deploys advanced Internet-based technology to support the research needs of the Company's professionals. The Company believes that its global support structure enables its professionals to complete searches efficiently and effectively. Given the importance of technology to the search process, H&S is continuing to improve its information management infrastructure by implementing IGIS, an ongoing strategic technology initiative. IGIS is designed to enhance the functionality, speed and quality of the Company's information management. See "--Assignment Research and Information Management."

Growth Strategy

  The Company's goal is to be the leading global provider of executive search services while achieving sustainable revenue and earnings growth. The Company pursues a focused growth strategy with the following key elements:

  Expand and Develop Client Relationships. The Company continually seeks to expand its relationships with existing clients and to develop new client relationships. The Company accomplishes this by continuing to (i) aggressively pursue the highest level executive search assignments, (ii) expand the breadth and depth of its industry practice groups and functional specialties, (iii) offer services across a broadening range of geographic locations by strategically opening offices in cities where H&S is not currently located and (iv) actively recruit consultants who have the demonstrated ability to expand the Company's client base. Historically, the Company has successfully expanded its client base and generated repeat business from existing clients. For example, H&S had over 1,800 clients in 1995 and over 3,100 in 1998. Of the searches performed in 1998, more than 75% were on behalf of clients or their affiliates for whom the Company had conducted multiple assignments over the last six years. As appropriate, H&S will strategically open new offices in cities where it is not currently located in order to serve the needs of its clients and plans to open one or two offices in each of the next several years. Between 1995 and 1998, including through acquisitions, the Company added 26 offices and 178 consultants.

  Pursue Strategic Acquisitions. The executive search industry is highly fragmented, consisting of more than 4,000 executive search firms worldwide. The industry has been consolidating in recent years as a number of smaller firms have joined with larger firms in the industry, such as H&S, in order to gain the benefits of superior managerial, financial and technological resources. The Company maintains a focused acquisition strategy designed to acquire executive search firms with complementary corporate cultures in order to increase its penetration in existing and new geographic markets and expand the depth and breadth of its industry practice groups and functional specialties. The Company has completed a number of strategic acquisitions worldwide that are consistent with its acquisition strategy and evaluates potential acquisitions on an ongoing basis. See "--Recent Strategic Acquisitions and Alliance."

  Enhance Executive Search Professional Productivity. The Company believes that its consultants generate one of the highest levels of average revenue per consultant in the industry. H&S's consultants generated an average revenue per consultant of $1.2 million in the U.S. in 1997 as compared to $809,000 for the average of the other nine of the largest ten U.S. executive search firms. H&S believes that its infrastructure can be leveraged to allow for increases in the productivity of its executive search professionals. Specifically, the Company expects that its IGIS initiative will enable H&S's professionals to access a greater amount of information sources more quickly and to perform more sophisticated search functions to help them identify candidates more efficiently and effectively. IGIS will provide the Company with a scalable technology infrastructure that will support a significant number of additional users without significant incremental costs.

  Pursue New, Complementary Lines of Business. H&S expects that it will expand the range of services it offers, including Internet-based recruiting, interim management placement, management audit and board of directors consulting services. LeadersOnline offers a comprehensive recruiting service for technology professionals through its secure Internet site, utilizing proprietary software and a methodology designed to serve clients' growing demand for such professionals, especially those in critical-need positions. The service provides an integrated recruiting solution, including candidate identification, screening, degree and job verification and recruiting progress management, which allows the Company to expedite the search process. Clients interact with LeadersOnline through a secure Internet site where they may analyze pre-screened candidates for opportunities in the $75,000 to $150,000 annual compensation range, a market not previously targeted by the Company. H&S may consider obtaining strategic partners, investors or alliances in connection with such new lines of business.

Services

  H&S provides executive search services exclusively on a retained basis for a broad range of clients, including Fortune 500 companies, major non-U.S. companies, middle market and emerging growth companies, governmental and not-for-profit organizations and other leading private and public entities.

  The H&S executive search process typically consists of the following steps:
(i) analyze the client's needs in order to (a) determine the required set of skills for the position, (b) understand its organizational structure, relationships and culture, (c) define the required experience, and (d) identify the other characteristics necessary for the successful candidate;
(ii) prepare a written position specification that outlines the responsibilities of the position, qualifications required of the ideal candidate, and criteria for success; (iii) share the written specification with (a) other H&S consultants with relevant industry and functional expertise to pinpoint referral sources and candidates and (b) the research team which will identify candidates from a broad range of sources; (iv) identify candidates; (v) interview and evaluate candidates on the basis of experience and potential cultural fit with the client organization; (vi) present confidential written reports on the candidates who most closely fit the position specification; (vii) schedule a mutually convenient meeting between the client and each candidate; (viii) collect references on the final candidate; and (ix) assist in structuring of the compensation package and supporting the successful candidate's integration into the client team.

  Internet-based Recruiting Initiative. The Company began the research and development of LeadersOnline to focus upon critical-need technology professionals, approximately two years ago and launched the service in March 1999. As of January 1999, LeadersOnline had an online proprietary database of 250,000 technology candidates. Candidates register with the Company's Internet-based recruiting service by completing a simple on-line profile that takes approximately eight to ten minutes. Candidates obtain confirmation within 24 hours of submitting their profile and are notified periodically as matching positions become available. Additional candidates are proactively identified through targeted advertising and telephone recruiting. When the Company's Internet-based recruiting service receives a search assignment from a client, the Company designs a custom candidate database according to the client's specifications and skill requirements.

  LeadersOnline: (i) matches position specifications against the proprietary database and produces a short-list of candidates, (ii) notifies matched candidates by electronic mail, informs them about the position and requests permission to perform verification of degrees, employment and other background information, (iii) conducts profile verification through a third party information service company, (iv) forwards a verified candidate list to the client, and (v) generates recruiting progress management reports throughout the process to track the progress of multiple searches and provide available candidate feedback. The entire system is designed to ensure confidentiality to both clients and candidates and is delivered through a secure customizable extranet for client use.

Company Organization

  The Company's operational structure is designed to provide high quality executive search services to its clients worldwide. The Company organizes its team of executive search consultants by: (i) industry practice groups; (ii) functional specialties and (iii) geography, through its network of offices. On a given search assignment, the Company will generally utilize the expertise of consultants in more than one of its offices, industry practice groups and functional specialties. For example, an executive search for a CIO of a financial services company located in London may involve an executive search consultant in London with an existing relationship with the client, another executive search consultant in New York with expertise in the financial services practice group and a third executive search consultant in Menlo Park with expertise in CIO recruiting. By combining consultants with varying geographic, industry and functional expertise, the Company believes that it can best ensure the successful completion of executive search assignments for its clients.

  Industry Practice Groups. The Company's business is organized around seven core industry practice groups, each focused on a particular industry. These core industry practice groups and their relative sizes, as measured by revenues, are as follows:

                                                                   Percentage of
      Industry Practice Group                                      1998 Revenue
      -----------------------                                      -------------
      International Technology....................................       27%
      Industrial..................................................       19
      Financial Services..........................................       19
      Consumer Products...........................................       17
      Health Care.................................................        8
      Professional Services.......................................        4
      Higher Education/Not-for-Profit.............................        3
      Other.......................................................        3
                                                                        ---
                                                                        100%

  Consultants from each of these industry practice groups can be located in any one of the Company's offices. Certain markets have a significant concentration of companies within particular industry sectors, and the Company has staffed its offices accordingly. For example, the Company's financial services practice group has its largest concentration of consultants in New York and London, the two largest financial centers in the world. Each industry practice group is coordinated by a Practice Managing Partner who (i) establishes marketing and search strategies, (ii) identifies focused accounts and target clients and (iii) facilitates and assists the marketing activities of the consultants in the group. The Company believes that this operational structure provides its clients with superior services by enabling its consultants to successfully build relationships with candidates and referral sources within particular industries and to understand its clients' operations, business strategies and industry dynamics and company culture. H&S believes that these factors are critical to the successful placement of a candidate.

  Functional Specialties. H&S recognizes that the task of searching for candidates for certain executive positions often requires specialized skills in much the same way as a search for an executive in a particular industry. As a result, certain H&S consultants specialize in searches for particular positions such as a board of directors member, CEO, CFO or CIO. Typically, a consultant in a particular industry practice group who receives an assignment for a given functional position will consult with one or more colleagues with the appropriate functional expertise throughout the search assignment. This coordination benefits the Company's clients because the best candidate for certain functional positions often will come from a different industry. For example, a client in the industrial sector seeking a new CIO may benefit from exposure to a candidate whose background is in the health care sector, even though that candidate may be less well known by the members of H&S's industrial practice group. Since the Company's functional specialists tend to have experience with appropriate candidates from many different industries, they can bring experience from a range of industry practice groups to the assignment.

  Global Network. H&S is a major executive search presence through its global network of 59 offices located in 30 countries, and offers and conducts executive searches in nearly every major business center in the world. Each office is managed by an Office Managing Partner and staffed with consultants, associates, administrative assistants and other support staff. While central administrative functions are provided by the Chicago office, each region has its own regional manager as well as research and support functions.

  The following listing sets forth the regions, countries and locations where the Company maintained offices and had affiliate offices as of December 31, 1998:

   Region         Country        Location
-------------  ------------- -----------------
North America  United States Atlanta, GA
                             Boston, MA
                             Charlotte, NC
                             Chicago, IL
                             Cleveland, OH
                             Dallas, TX
                             Greenwich, CT
                             Houston, TX
                             Irvine, CA
                             Jacksonville, FL
                             Los Angeles, CA
                             Menlo Park, CA
                             Miami, FL
                             New York, NY
                             Philadelphia, PA
                             Route 128, MA
                             San Francisco, CA
                             Tysons Corner, VA
                             Washington, DC
               Canada        Toronto
Asia Pacific   Australia     Melbourne
                             Sydney
               Hong Kong     Hong Kong
               India         New Delhi
               Japan         Tokyo
               Singapore     Singapore
Latin America  Argentina     Buenos Aires
               Brazil        Sao Paulo
               Chile         Santiago
               Mexico        Mexico City
               Peru          Lima
               Venezuela     Caracas

  Region         Country          Location
-----------  --------------- ------------------
Europe       Belgium         Brussels
             Czech Republic  Prague
             Denmark         Copenhagen
             Finland         Helsinki
             France          Paris
             Germany         Berlin
                             Dresden
                             Dusseldorf
                             Frankfurt
                             Hamburg
                             Munich (2 offices)
             Italy           Milan
                             Rome
             The Netherlands Amsterdam
             Norway          Oslo
             Poland          Warsaw
             Portugal        Lisbon
             Russia          Moscow
             Spain           Barcelona
                             Madrid
             Sweden          Stockholm
             Switzerland     Geneva
                             Zurich
             United Kingdom  London
                             Manchester
Middle East  Israel          Tel Aviv
Africa       South Africa    Capetown*
                             Johannesburg*

                         *Affiliate offices

 North America

  The Company has 19 offices in the United States and one in Canada and, as of December 31, 1998, employed a total of 174 consultants in the region. Approximately 55% of the Company's worldwide revenues in 1998 were generated in the United States and Canada. The largest offices in the North American region in terms of revenues are New York, Menlo Park and Chicago. The New York office is a leader of the financial services practice, the Menlo Park office is the center of the Company's international technology practice, and the Chicago office has a diverse practice which includes a significant concentration of consultants in the industrial and health care practices.

 Europe, Middle East and Africa

  H&S has 26 offices in 16 European countries, one office in the Middle East, a strategic alliance with an affiliate having two offices in South Africa and, as of December 31, 1998, employed 131 consultants. Approximately 38% of the Company's worldwide revenues in 1998 were generated by these offices. The Company's offices in Germany, the United Kingdom and France generate the highest revenues of the H&S offices in these regions. The markets in Germany and the United Kingdom are the two largest executive search markets in Europe, and the Company has a strong market position in both of these countries. In 1997, H&S believes that (with the inclusion of Mulder) it generated more revenue than any other executive search firm in Germany, and, as measured by revenues, was the fourth largest in the United Kingdom. The German practice grew significantly with H&S's 1997 acquisition of Mulder, and presently there are seven H&S offices in Germany. See "--Recent Strategic Acquisitions and Alliance." The United Kingdom office is a leader in financial services placement, largely serving the needs of multinational British financial enterprises based in the City of London.

 Asia Pacific

  H&S has offices in Melbourne, Sydney, Hong Kong, New Delhi, Tokyo and Singapore and, as of December 31, 1998, employed 26 consultants in the Asia Pacific region. Approximately 4% of the Company's worldwide revenues in 1998 were generated in the Asia Pacific region. The focus of the Company in the Asia Pacific region is to serve the regional needs of multinational corporations headquartered in the United States and Europe.

 Latin America

  H&S has six offices and, as of December 31, 1998, employed 15 consultants in Latin America. Approximately 3% of the Company's worldwide revenues in 1998 were generated in the Latin American region. Similar to the Company's focus in the Asia Pacific region, the focus of the Company in the Latin American region is to serve the regional needs of multinational corporations headquartered in the United States and Europe.

Clients and Marketing

  The Company has a diverse group of clients in a variety of industries located throughout the world, including Fortune 500 companies, major non-U.S. companies, middle market and emerging growth companies, governmental and not-for-profit organizations and other leading private and public entities. No single client accounted for over 2% of the Company's revenues in 1998. Historically, the Company has been successful both in adding to its client base and in generating repeat business from existing clients. For example, H&S was engaged by over 1,800 clients in 1995 and over 3,100 in 1998, and, of the searches performed in 1998, more than 75% were on behalf of clients for whom the Company had conducted multiple assignments over the last six years.

  The Company's consultants market the firm's executive search services through two principal means: (i) targeted client calling and (ii) industry networking with clients and referral sources. These efforts are assisted by the Company's databases which provide all H&S consultants with up to date information as to contacts made by their colleagues with particular referral sources, candidates and clients.

  In addition to its active marketing, the Company benefits from a significant number of referrals generated by its reputation for successfully completed assignments. To build on this advantage, H&S seeks to develop an enhanced awareness of the Heidrick & Struggles brand name. As a result of its efforts, H&S is more frequently invited to make presentations to prospective clients, often competing for executive search engagements with major competitors in the industry. In 1998, H&S succeeded in obtaining executive search engagements from a majority of the presentations in which it participated. The Company publishes a quarterly leadership journal, The Art of Taking Charge, which is distributed to senior executives, features interviews with business leaders and publicizes the Company's brand name.

  One of the limitations of the firm's marketing is the existence or anticipated existence of blocking arrangements. Either by agreement with clients or for client relations purposes, executive search firms frequently refrain from recruiting employees of a client, and possibly other entities affiliated with that client, for a specified period of time (generally not more than one year). See "Risk Factors--Restrictions Imposed by Blocking

Arrangements." H&S actively manages its blocking arrangements and seeks to mitigate adverse effects of blocking by strengthening its long-term relationships with focused accounts. Additionally, in recent years market conditions and industry practices have resulted in blocking arrangements that are becoming narrower in scope and shorter in duration.

Assignment Research and Information Management

  In addition to LeadersOnline, the Company's Internet-based recruiting service discussed above, the Company's technology infrastructure consists of internally developed global databases containing over 840,000 candidate profiles and approximately 29,000 client records, coupled with a broad range of on-line services and industry reference sources. H&S's professionals use the Company's information technology infrastructure to (i) gather business intelligence regarding clients' businesses, industries, competitors and strategies, (ii) develop and manage company and candidate profiles, (iii) identify market needs and new business opportunities and (iv) coordinate and implement marketing, communication, financial and administrative functions. The Company believes that its global support structure allows its professionals to complete searches efficiently and effectively. Given the importance of technology to the search process, H&S is continuing to improve its information management infrastructure by implementing IGIS. IGIS is designed to enhance the functionality, speed and quality of the Company's information management.

  IGIS represents a long-term strategic initiative for the deployment of technology and is designed to support rapid growth of the Company. Phase I of IGIS will upgrade the Company's financial management systems and the H&S search system and such upgrades are expected to be operational in the second and third quarters of 1999, respectively. A PeopleSoft based financial management system will provide a fully integrated worldwide accounting and financial reporting system. An Oracle-based search system will allow H&S consultants to more efficiently and effectively manage complex search assignments, while keeping them informed about client and candidate contacts. The IGIS upgrades will also enhance the ease and speed of use and information processing on the Internet, one of the Company's most valuable information tools. In addition to its Internet-based search service, the Company uses Internet technology in three other primary ways: (i) as an external source of information through the broad range of online information resources, (ii) through the Company's intranet, as a tool for organizing and accessing its internally generated information, including H&S's proprietary databases and
(iii) through the Company's extranet, as a means of connecting clients and candidates in its core executive search practice on a secure network where each can review information about the other. Phase II of IGIS will deploy refinements to the financial and search systems as well as new systems to provide tailored automated data reporting and financial and operating information to the Company's senior managers.

  The Company's information technology infrastructure, including IGIS, is overseen by a technology management team led by H&S's Managing Partner of Global Technology. Among other services, this team provides the Company's employees with coordinated training programs. To address issues of data security associated with increasing remote database access, the Company uses password protection and conducts regular security audits. In addition, the Company currently utilizes video-conferencing technology in many of its locations. This technology facilitates candidate interviews and presentations to client search committee members in different locations. The Company intends to continue to develop its technology infrastructure as its and its clients' needs evolve.

  LeadersOnline utilizes a separate information technology infrastructure consisting of a proprietary software platform and a technology management team (currently consisting largely of contract professionals) also led by H&S's Managing Partner of Global Technology.

Professional Staff and Employees

  As of December 31, 1998, H&S had 1,412 full time employees, of which 346 were consultants, 406 were associates and 660 were corporate and support staff. In each of the last five years, no single consultant accounted for any material portion of the Company's revenues. H&S is not a party to any collective bargaining agreement and considers relations with its employees to be good. H&S's executive search professionals are categorized either as consultants or associates. Associates assist consultants by performing research and other functions.

Competition

  The executive search industry is highly competitive. It is estimated that there are more than 4,000 executive search firms worldwide. There are relatively few barriers to entry and new competitors frequently enter the market. While H&S faces competition to some degree from all firms in the industry, the Company believes its most direct competition comes from other retained search firms. In particular, H&S competes with other large search firms specializing in senior level executive search, including: SpencerStuart & Associates, Egon Zehnder International, Russell Reynolds Associates, Inc., and Korn/Ferry International. To a lesser extent, H&S also faces competition from smaller boutique or specialty firms that specialize in certain regional markets or industry segments. Each firm with which H&S competes is also a competitor in seeking to attract the most effective consultants. In the Company's experience, the executive search business is more quality-sensitive than price-sensitive. As a result, H&S competes on the level of service it offers, reflected by its industry practice groups, functional specialties and client focus, and, ultimately, on the quality of its search results.

Recent Strategic Acquisitions and Alliance

  Over the past two years, the Company has successfully completed the strategic acquisition of two executive search firms and a strategic alliance with one executive search firm:

  Fenwick. On June 26, 1998, the Company acquired Fenwick, a Boston-based executive search firm which employed nine consultants and had fiscal 1997 revenues of $6.4 million. This transaction expanded the reach of H&S's international technology group into a third key technology center in the United States. Fenwick, based in the "Route 128" technology corridor in Massachusetts, complements the Company's existing offices in Menlo Park, California and Tysons Corner, Virginia which also focus on senior level recruitment for computer hardware and software, telecommunications, engineering and medical electronics companies.

  Mulder. On October 1, 1997, the Company acquired Mulder which employed 13 consultants. Prior to the acquisition, Mulder was the largest executive search firm in Germany, as measured by revenues, with $21.8 million in revenues for the nine months ended September 30, 1997. This transaction immediately positioned the Company as the largest executive search firm in Germany and the second largest in Europe.

  Redelinghuys. On August 31, 1998, the Company entered into an alliance with Redelinghuys & Partners, a senior level executive search firm with offices in Capetown and Johannesburg in the Republic of South Africa. The alliance consists of a licensing agreement as well as a transfer fee sharing agreement and allows the Company to expand its services to its clients to the African continent.

Facilities

  The Company leases all of its office locations. The aggregate square footage of office space under such leases was approximately 446,904 as of December 31, 1998. The leases for these offices call for future minimum lease payments of approximately $97 million and have terms which will expire between 1999 and 2013 (exclusive of renewal options exercisable by H&S). H&S believes that its facilities are adequate for its current needs and that it will not have difficulty leasing additional office space to satisfy anticipated future needs.

Insurance

  H&S maintains insurance in such amounts and with such coverages and deductibles as management believes are adequate. The principal risks that H&S insures against are professional liability, workers' compensation, personal injury, bodily injury, property damage and fidelity losses. There can be no assurance that the Company's insurance will adequately protect it from potential losses and liabilities. See "Risk Factors--Executive Search Liability Risk."

Legal Proceedings

  From time to time the Company has been involved in litigation incidental to its business. H&S currently is not a party to any litigation the adverse resolution of which, in management's opinion, would be likely to have a material adverse effect on the Company's business, financial condition or results of operations. On April 23, 1999 the Company received a letter from an attorney representing a company for which a current H&S employee had provided consulting services. This letter threatened litigation in connection with the Company's LeadersOnline venture asserting that certain aspects of the LeadersOnline website were prepared using confidential information learned by the H&S employee while providing these consulting services. No action has yet been commenced against the Company regarding this matter. While the Company and its counsel are reviewing the assertions made in this letter, the Company currently believes that such assertions are without merit and intends to defend vigorously any litigation that may arise.

                                  MANAGEMENT

Directors and Executive Officers

  The Company's Board of Directors initially will have eight members, all of whom will be employees of the Company, and three vacancies. The Company expects to fill the three vacancies with independent directors within 90 days of the consummation of the Offering. In accordance with the Certificate of Incorporation, the members of the Board of Directors are divided into three classes whose terms of office expire at the third succeeding annual stockholders' meeting following their election to office or until a successor is duly elected and qualified. The Certificate of Incorporation also provides that such classes shall be as nearly equal in number as possible. The terms of office of the Class I, Class II, and Class III directors expire at the annual meeting of stockholders in 2000, 2001, and 2002, respectively. The following are the employee directors and executive officers of the Company:

Name                     Age Position with Company                     Director Class
----                     --- ---------------------                     --------------
Patrick S. Pittard......  53 President and Chief Executive Officer,
                             Director                                       III
Donald M. Kilinski......  39 Chief Financial Officer and Treasurer           --
Richard D. Nelson.......  59 Chief Administrative Officer, Counsel and
                             Secretary                                       --
Gerard R. Roche.........  67 Senior Chairman, Director                      III
David C. Anderson.......  56 North America Managing Partner, Director        II
Thomas J. Friel.........  51 Asia Pacific Managing Partner, Director         II
David B. Kixmiller......  49 Director                                         I
Bengt Lejsved...........  54 Director                                         I
Dr. Jurgen B. Mulder....  61 President--Europe, Director                    III
Dr. John C. Viney.......  51 Chairman--Europe, Director                      II

  Patrick S. Pittard has been President and Chief Executive Officer of the Company and a member of the Board of Directors of the Company since the Merger. Prior to the Merger, he had been President and Chief Executive Officer of H&S Inc. since 1997 and had been a member of the Board of Directors of H&S Inc. since 1986. Since joining H&S Inc. in 1983, Mr. Pittard has held the positions of Office Managing Partner for the Atlanta and Jacksonville offices and North America Managing Partner. Mr. Pittard is also a member of the Board of Directors of Jefferson Pilot Corporation.

  Donald M. Kilinski has been Chief Financial Officer and Treasurer of the Company since the Merger. Prior to the Merger, he had been Chief Financial Officer of H&S Inc. since he joined H&S Inc. in 1997, and Chief Financial Officer and Treasurer of HSI since 1998. Prior to joining H&S Inc., Mr. Kilinski was Chief Financial Officer of BBDO Asia Pacific Ltd. from September 1995 to April 1997, and Vice President of Finance of BBDO Worldwide from July 1992 to August 1995 and from April 1997 through November 1997.

  Richard D. Nelson has been Chief Administrative Officer, Counsel and Secretary of the Company since the Merger. He joined H&S Inc. in 1981, and prior to the Merger had been Chief Administrative Officer, Secretary and Counsel of H&S Inc. since 1981 and was Chief Financial Officer from 1981 until 1997. He was Treasurer of HSI from 1980 until 1989, and then became Assistant Treasurer. He was also Secretary and a member of the Board of Directors of HSI from 1980 until the time of the Merger.

  Gerard R. Roche has been Senior Chairman and a member of the Board of Directors of the Company since the Merger. Mr. Roche joined H&S Inc. in 1964, and was a member of the Board of Directors of H&S Inc. from 1970 until the time of the Merger. He is also a member of the Board of Directors for Gulfstream Aerospace Corporation.

  David C. Anderson has been North America Managing Partner and a member of the Board of Directors of the Company since the Merger. Mr. Anderson has been the Office Managing Partner of the Company's Dallas office since joining the firm in 1992 and the North America Managing Partner since 1998. He was a member of the Board of Directors of H&S Inc. from 1992 until the time of the Merger.

  Thomas J. Friel has been Managing Partner for Asia Pacific and a member of the Board of Directors of the Company since the Merger. Since joining H&S Inc. in 1979, Mr. Friel has served, at various times, as Office Managing Partner of the Menlo Park office, Worldwide Practice Managing Partner for the International Technology Practice and, since 1992, has been Managing Partner for Asia Pacific. He was a member of the Board of Directors of H&S Inc. from 1983 until the time of the Merger.

  David B. Kixmiller has been a member of the Board of Directors of the Company since the Merger. Mr. Kixmiller joined H&S Inc. in 1984 and was Office Managing Partner of the Menlo Park Office from 1991 until 1998. He was a member of the Board of Directors of H&S Inc. from 1987 until the time of the Merger and has been Worldwide Practice Managing Partner for the International Technology Practice since 1998.

  Bengt Lejsved has been a member of the Board of Directors of the Company since the Merger. Mr. Lejsved joined HSI in 1990 and is currently the Area Managing Partner for the Northern European Area. He was a member of the Board of Directors of HSI from 1994 until the time of the Merger.

  Dr. Jurgen B. Mulder has been President--Europe and a Director of the Company since the Merger. He was President and Chief Executive Officer of HSI from November 16, 1998 until the time of the Merger. He was Vice Chairman of HSI from October 1, 1997 until November 16, 1998. Prior to joining HSI in 1997, Dr. Mulder was a Partner in Mulder & Partner GmbH & Co. KG., the firm he founded in 1978.

  Dr. John C. Viney has been Chairman--Europe since the Merger. Dr. Viney joined HSI in 1985 and previously served as Office Managing Partner for the London office. He was a member of the Board of Directors of HSI from 1987 until the time of the Merger (except for a brief period in 1998).

Committees

  Audit Committee. Following the Offering, the Company will establish an Audit Committee consisting of at least two independent directors. The duties of the Audit Committee will be generally to recommend to the Board of Directors the selection of independent auditors to audit annually the books and records of the Company, to review the activities and the reports of the Company's independent auditors and to report the results of such review to the Board of Directors. The Audit Committee will also periodically review the activities of the Company's audit staff and the adequacy of the Company's internal controls.

  Compensation Committee. Following the Offering, the Company will establish a Compensation Committee consisting of at least two independent directors. The duties of the Compensation Committee will be generally to review employment, development, reassignment and compensation matters involving corporate officers and such other executive level associates as may be appropriate, including, without limitation, issues relative to salary, bonus, stock options and other incentive arrangements.

Director Compensation

  None of the directors who are also employees of the Company receive any compensation for their services as directors. Non-employee directors will receive an annual retainer of $30,000 in cash, an additional annual cash payment of $4,000 for being the chair of any committee and up to $1,000 in cash for each meeting attended. The Company will reimburse out-of-pocket expenses incurred by all directors in attending Board of Directors and committee meetings.

Executive Compensation

  The following table sets forth the compensation awarded or paid to, or earned by, the executive officers of the Company and the former Chief Executive Officers of HSI during 1998.

                          Summary Compensation Table

                                          Annual Compensation             Long-Term Compensation
                                   --------------------------------- ---------------------------------
                                                                             Awards          Payouts
                                                                     ---------------------- ----------
                                                              Other
                                                             Annual  Restricted  Securities Long-Term  All Other
                                                             Compen-    Stock    Underlying Incentive   Compen-
   Name and Principal Position     Year Salary($)  Bonus($)  sation  Award(s)($) Options(#) Payouts($) sation($)
   ---------------------------     ---- --------- ---------- ------- ----------- ---------- ---------- ---------
Patrick S. Pittard, President and
 Chief Executive Officer.........  1998 $600,000  $1,200,000   --        --         --         --      $  16,320(1)
Donald M. Kilinski, Chief
 Financial Officer..............   1998  200,000     200,000   --        --         --         --         83,652(2)
Richard D. Nelson,
 Chief Administrative Officer....  1998  450,000     525,000   --        --         --         --         31,046(3)
Dr. Jurgen Mulder, (4) Former
 President and Chief
 Executive Officer of HSI........  1998  512,000   1,518,000   --        --         --         --            --
Gerard Clery-Melin, (4) Former
 President and Chief
 Executive Officer of HSI........  1998  329,000     127,000   --        --         --         --      2,268,218(5)

-------
(1) This amount represents compensation for expenses relating to the personal use of a vehicle ($2,500), club dues ($165), group term life insurance ($4,032), employer profit sharing contributions ($7,623) and employer 401(k) matching contributions ($2,000).
(2) This amount represents compensation for expenses relating to group term life insurance ($726), relocation expenses ($73,302), employer profit sharing contributions ($7,623) and employer 401(k) matching contributions ($2,000).
(3) This amount represents compensation for expenses relating to the personal use of a vehicle ($7,336), club dues ($7,787), group term life insurance ($6,300), employer profit sharing contributions ($7,623) and employer 401(k) matching contributions ($2,000).
(4) Mr. Clery-Melin's employment as President and Chief Executive Officer of HSI was terminated, and Dr. Jurgen Mulder was appointed President and Chief Executive Officer of HSI on November 16, 1998.
(5) This amount represents compensation paid in connection with the termination of Mr. Clery-Melin's employment, as further set forth below.

  Mr. Pittard, Mr. Kilinski and Mr. Nelson have agreements with H&S Inc. providing for severance benefits. Mr. Pittard's agreement entitles him to 30 months of his average total cash base and bonus compensation calculated based on the three year period preceding the year of the termination of employment if his employment is terminated without cause, and 24 months of such average cash compensation if his employment is constructively terminated. Mr. Kilinski's agreement entitles him to three months of his monthly base salary if his employment is terminated without cause. Mr. Nelson's agreement entitles him to 6 months of his monthly base salary and the pro rata portion of his bonus if his employment is terminated for any reason.

  In November 1998, Gerard Clery-Melin resigned as a director of HSI, and his employment as President and Chief Executive Officer of HSI was terminated. In connection with his termination, Mr. Clery-Melin was paid an aggregate of $766,018 for contractual advance notice compensation and severance indemnity, Mr. Clery-Melin will receive an additional $1,502,200 during 1999, subject, in part, to compliance with certain restrictive covenants relating to his employment and nonsolicitation of Company employees. In addition, in connection with the termination of his employment, HSI expects to enter into an agreement to permit Mr. Clery-Melin to retain the 142,395 shares of Common Stock owned by him, directly and in trust, until December 31, 2000, at which time the Company will repurchase all of the shares at an agreed price per share, unless the Offering has been completed. If the Offering is completed prior to December 31, 2000, the shares may be sold (to the extent permitted by any applicable lockup agreements), but a portion of such proceeds from the sale of the shares will be held in escrow until December 31, 2000, as security for Mr. Clery-Melin's performance of the restrictive covenants.

1998 Heidrick & Struggles GlobalShare Plan

  The Company has adopted the 1998 Heidrick & Struggles GlobalShare Program I (the "GlobalShare Program I") which will serve as a means to attract, reward, and retain selected key employees and directors ("Employee Participants") of the Company and its subsidiaries. The Company has also adopted the 1998 Heidrick & Struggles GlobalShare Program II (the "GlobalShare Program II" and, together with the GlobalShare Program I, the "GlobalShare Plan") which will serve as a means to attract, reward and retain independent contractors (together with the Employee Participants, the "Participants") of the Company and its subsidiaries. The terms of each of the GlobalShare Program I and the GlobalShare Program II are substantially the same in all material respects.

  The maximum number of shares of Common Stock reserved for issuance under the GlobalShare Plan is 3,721,667, subject to adjustment for certain anti-dilution provisions. The maximum number of shares of Common Stock for which awards may be granted during a calendar year to any Participant is 275,000. To date, except for awards granted in connection with the Employee Share Purchase described under the caption "Employee Share Purchase" below, there have been no awards or grants made under the GlobalShare Plan.

  Awards may be in the form of options, which may be Incentive Stock Options ("ISOs") or non-qualified stock options; stock appreciation rights ("SARs") granted as a means to exercise options or designated portions thereof, or as independent awards; or other awards that are valued in whole or in part by reference to, or are otherwise based on, the fair market value of shares. Awards may be paid in shares, cash or a combination thereof.

  Administration. The GlobalShare Plan will be administered by the Compensation Committee of the Board of Directors (the "Committee"). The Committee will have the authority to select the participants to be granted awards under the plan, determine the size and terms of an award, and determine the time when grants of awards will be made. The Committee is authorized to interpret the plan, establish, amend and rescind any rules and regulations relating to the plan, and make any other determinations that it deems necessary or desirable for the administration of the plan.

  Options. An option may be granted as an ISO, as defined in the Internal Revenue Code of 1986, as amended (the "Code"), or as a non-qualified stock option, as determined by the Committee and as set forth in any applicable award agreement. The option price per share of Common Stock will be determined by the Committee but shall not be less than 100% of the fair market value of the shares on the date of grant. Options granted under the GlobalShare Plan will be exercisable at such time and upon such terms and conditions as may be determined by the Committee, but in no event will an option be exercisable more than ten years after the date it is granted.

  SARs. The Committee may grant an SAR independent of an option or in conjunction with an option or designated portion thereof at the time the related option is granted or at any time prior to the exercise or cancellation of the related option. The exercise price shall be an amount determined by the Committee, but in no event will such amount be less than the greater of (i) the fair market value of a share of Common Stock on the date the SAR is granted or, in the case of an SAR granted in conjunction with an option, or a portion thereof, the option price of the related option, and (ii) an amount permitted by applicable laws, rules, by-laws, or policies of regulatory authorities or stock exchanges.

  Upon the exercise of an SAR, the Participant will be entitled to receive, with respect to each share of Common Stock to which such SAR relates, an amount in cash and/or shares of Common Stock, as the case may be, equal to the excess of (i) the fair market value of a share on the date of exercise over
(ii) the exercise price of the SAR. The Committee may impose conditions upon the exercisability of SARs.

  Other share-based awards. The Committee may grant, in its sole discretion, other awards of shares of Common Stock and Awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of Common Stock ("Other Share-Based Awards"). Certain of such Other Share-Based Awards ("Performance-Based Awards") may be granted on the basis of performance of the Company, stock price, market share, sales, earnings per share, return on equity, costs or other performance goals approved by the Committee. The maximum amount of a Performance-Based Award to any Participant with respect to a fiscal year of the Company shall be $2,000,000.

  Exercise of options. Except as otherwise provided in the plan or in an applicable award agreement, an award may be exercised for all, or any part, of the shares of Common Stock for which it is then exercisable. The purchase price for the shares of Common Stock as to which an award is exercised shall be paid to the Company in full at the time of exercise (i) in cash, (ii) in shares of Common Stock having a fair market value equal to the aggregate option price for the shares of Common Stock being purchased and satisfying such other requirements as may be imposed by the Committee, (iii) partly in cash and partly in such shares of Common Stock, or (iv) through the delivery of irrevocable instructions to a broker to deliver promptly to the Company an amount equal to the aggregate option price for the shares of Common Stock being purchased, in each case, at the election of the Participant.

  Transferability. Except to the extent provided by the Committee, each award will be non-transferable during the lifetime of the Participant, otherwise than by will or by the laws of descent and distribution.

  Termination, amendment and term. The Board of Directors may suspend, amend or terminate the plan, in whole or in part. Any amendment however, which would increase the total number of shares reserved for purposes of the plan requires the approval of the Company's stockholders. Furthermore, no amendment, suspension or termination of the Plan may, without the consent of a Participant, impair any of the rights or obligations existing under any award previously granted to such Participant under the Plan. No new awards may be granted under the GlobalShare Plan after the tenth anniversary of the plan's adoption.

  Adjustments. In the event of any change in the outstanding shares of Company Stock by reason of any Company Stock dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares of Common Stock or other corporate exchange, or any distribution to stockholders of shares of Common Stock other than regular cash dividends, the Committee, in its sole discretion, may make such substitution or adjustment as it deems to be equitable to the number or kind of shares or securities issued or reserved under the plan or to any affected terms of the awards. In the event of a change in control of the Company (as defined in the plan) the Committee, in its sole discretion, may take such actions as it deems appropriate, including, without limitation, acceleration or cancellation (in return for cash payment) of awards, or issuance of substitute awards.

  Employee Share Purchase. Participants who purchase shares of Common Stock from the Company pursuant to the Employee Share Purchase will receive an award of stock options and/or restricted share units or shares of restricted stock at varying levels depending upon the Participant's position within the Company and the number of shares purchased. However, the Participant's share purchase cannot exceed a fixed dollar amount established for each Participant which may or may not be determined as a percentage of that Participant's cash compensation. Stock options granted in conjunction with the Employee Share Purchase will vest upon nine years of continued employment, but may be forfeited prior to vesting, at the Committee's discretion, upon a termination of employment or other specified events. Vesting can be accelerated to as early as five years from the date of grant assuming continued employment, the achievement of pre-established stock ownership guidelines and ongoing ownership of the shares purchased pursuant to the Employee Share Purchase. The Company has guaranteed a loan of up to $10,000,000 to Participants purchasing shares of Common Stock pursuant to the Employee Share Purchase.

Insider Participation in Compensation Decisions

  Prior to the Offering, the Company did not have a compensation committee. The Company will establish a Compensation Committee no member of which will be an insider of the Company.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock before and after the Offering by (i) directors of the Company, (ii) each of the named executive officers of the Company,
(iii) each person known by the Company to be the beneficial owner of 5% or more of the outstanding shares of Common Stock, (iv) the Selling Stockholders and (v) all of the Company's directors and executive officers, as a group. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The table does not reflect the potential sale of additional shares if the Underwriters' over-allotment options are exercised. The table also does not reflect the purchase of any shares pursuant to the GlobalShare Plan. All share amounts shown below give effect to the Stock Split. The percentage ownership before the Offering has been calculated based on 10,828,274 shares of Common Stock outstanding as of March 29, 1999, and the percentage ownership after the Offering has been calculated based on 14,528,274 shares of Common Stock outstanding.

                              Ownership                         Ownership
                           Before Offering                    After Offering
                         --------------------              --------------------
                         Shares of Percent of  Shares of   Shares of Percent of
  Name and Address of     Common     Common   Common Stock  Common     Common
  Beneficial Owner(1)      Stock   Stock Held  Being Sold    Stock   Stock Held
  -------------------    --------- ---------- ------------ --------- ----------
Patrick S. Pittard......   251,121     2.3%         --       251,121     1.7%
Donald M. Kilinski......    44,237       *          --        44,237       *
Richard D. Nelson.......   251,121     2.3          --       251,121     1.7
Gerard R. Roche.........   396,618     3.7          --       396,618     2.7
David C. Anderson.......   110,119     1.0          --       110,119       *
Thomas J. Friel.........   251,121     2.3          --       251,121     1.7
David B. Kixmiller......   159,182     1.5          --       159,182     1.1
Bengt Lejsved...........    36,358       *          --        36,358       *
Dr. Jurgen B. Mulder....    96,101       *          --        96,101       *
Dr. John C. Viney.......   150,449     1.4          --       150,449     1.0
Gerard Clery-Melin......   142,395     1.3          --       142,395     1.0
All directors and
 executive officers of
 the Company as a group
 (11 persons)........... 1,888,822    17.4          --     1,888,822    13.0

Patrick Bazil...........    32,418       *       13,137       19,281       *
Ronald Dukes............   152,758     1.4      152,758          --        *
Kenneth L. Rattner......    88,300       *       88,300          --        *
Michael B. Schoettle....   251,121     2.3      245,805        5,316       *
Selling Stockholders as
 a group (4 persons)....   524,597     4.8      500,000       24,597       *

--------
*  Represents holdings of less than one percent.
(1) Each of such person's business address is 233 South Wacker Drive--Suite 4200, Chicago, IL 60606.

                         DESCRIPTION OF CAPITAL STOCK

  Effective upon the completion of the Offering, the Company will amend and restate its Certificate of Incorporation to provide for the Company's authorized capital stock to consist of 100,000,000 shares of common stock, par value $.01 per share, of which 10,828,274 shares were issued and outstanding prior to completion of the Offering and 10,000,000 shares of preferred stock, par value $.01 per share, none of which will then be outstanding. Except as otherwise expressly stated, all references in this Prospectus to the Company or its capital stock (including the Common Stock) are to such after completion of the Offering. Immediately following completion of the Offering, there are expected to be 15,194,941 shares of Common Stock (15,824,941 shares of Common Stock if the Underwriters' over-allotment options are exercised in full) and no shares of preferred stock outstanding. This amount includes 666,667 shares that may be purchased by certain employees of the Company under the GlobalShare Plan pursuant to a separate offering to be made contemporaneously with the Offering made hereby, but excludes (i) 735,000 shares issuable pursuant to options that may be granted under the GlobalShare Plan to such employees in connection with such purchase, (ii) approximately 855,000 shares issuable pursuant to options to be issued to employees at completion of the Offering and (iii) 1,465,000 shares of Common Stock available for future issuance under the Company's incentive plans. The following description of the Company's capital stock and related matters is qualified in its entirety by reference to the Certificate of Incorporation and the Company's Bylaws, copies of which have been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

Common Stock

  The Certificate of Incorporation authorizes 100,000,000 shares of Common Stock, par value $.01 per share. Stockholders are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock do not have cumulative voting rights in the election of directors. Holders of Common Stock are entitled to receive dividends if, as and when dividends are declared from time to time by the Company's Board of Directors out of funds legally available therefor, after payment of dividends required to be paid on outstanding preferred stock (as described below), if any. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding Preferred Stock of the Company. The shares of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessment by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock being sold by the Company in the Offering, when sold to the Underwriters in the manner described in this Prospectus will be, and following the Merger all other outstanding Common Stock of the Company will be, duly authorized, validly issued, fully paid and non-assessable.

The Delaware General Corporation Law

  The Company is a Delaware corporation subject to Section 203 of the DGCL. ("Section 203"). Section 203 provides in general that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to
Section 203 (an "Interested Stockholder") but less than 85% of such stock may not engage in certain Business Combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. A "Business Combination" includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to the Company and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.

Certificate of Incorporation; Bylaws

  The Certificate of Incorporation and the Bylaws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise.

  Classified Board of Directors. The Certificate of Incorporation provides that the Company's Board of Directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Company's Board of Directors. The Certificate of Incorporation provides that the number of directors may be fixed from time to time exclusively pursuant to a resolution adopted by directors constituting a majority of the total number of directors that the Company would have if there were no vacancies on the Board of Directors, but must consist of not more than fifteen nor less than eight directors. In addition, the Certificate of Incorporation provides that unless the Board of Directors otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum. The Company believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and the Company's business strategies and policies, since a majority of the Directors at any given time will have had prior experience as Directors of the Company. The Company believes that this in turn will permit the Board of Directors to represent more effectively the interests of stockholders.

  With a classified Board of Directors, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the members of the Board of Directors. As a result, the classification of the Board of Directors of the Company may discourage proxy contests for the election of Directors, unsolicited tender offers or purchases of a substantial block of the Common Stock because it could prevent a potential acquiror from obtaining control of the Board of Directors in a relatively short period of time.

  Removal of Directors. Under the DGCL, unless otherwise provided in the Certificate of Incorporation, directors serving on a classified board may be removed by the stockholders only for cause. In addition, the Certificate of Incorporation and the Bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class. This provision delays stockholders who do not agree with the policies of the Board of Directors from replacing Directors, unless they can demonstrate that the Directors should be removed for cause and obtain the requisite vote. Such a delay may help ensure that the Company's Board of Directors, if confronted with a proxy contest or an unsolicited proposal for an extraordinary corporate transaction, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what it believes is the best interest of the Company's stockholders.

  Filling Vacancies on the Board of Directors. The Company's Certificate of Incorporation provides that, subject to the rights of holders of any shares of Preferred Stock, any vacancy in the Board of Directors that results from an increase in the number of Directors may be filled only by a majority of the Directors then in office, provided that a quorum is present, and any other vacancy may be filled by a majority of the Directors then in office, even if less than a quorum, or by the sole remaining Director. Accordingly, these provisions could temporarily prevent any stockholder from obtaining majority representation on the Board of Directors by enlarging the Board of Directors and filling the new Directorships with its own nominees.

  Stockholders Action. The Certificate of Incorporation and the Bylaws provide that, subject to the rights of any holders of Preferred Stock to elect additional directors under specified circumstances, stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. The Bylaws provide that to elect additional directors under specified circumstances, special meetings of stockholders can be called only by the Board of Directors, pursuant to a resolution adopted by a majority of the total number of directors. Stockholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by the Company. The provisions of the Company's Certificate of Incorporation prohibiting action by written consent without a meeting, and the provisions of the Company's By-Laws governing the calling of and matters considered at special meetings may have the effect of delaying consideration of a stockholder proposal until the next annual meeting. These provisions would also prevent the holders of a majority of the voting power of the outstanding shares of stock entitled to vote generally in the election of Directors from using the written consent procedure to take stockholder action and from taking action by written consent without giving all the stockholders entitled to vote on a proposed action the opportunity to participate in determining such proposed action at a meeting.

  Advance Notice Procedures. The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of stockholders of the Company (the "Stockholders Notice Procedure"). The Stockholders Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board of Directors, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholders Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Chairman of the Board of Directors or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholders Notice Procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by the Company not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, not earlier than the 90th day prior to such meeting and not later than the later of (x) the 60th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Company at least 70 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Company not later than the 10th day after such public announcement is first made by the Company. Under the Stockholders Notice Procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by the Company not earlier than the 90th day before such meeting and not later than the later of (x) the 60th day prior to such meeting and (y) the 10th day after the public announcement of the date of such meeting is first made. In addition, under the Stockholders Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the Chairman of the Board of Directors or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholders Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be. By requiring advance notice of nominations by stockholders, the Notice of Meeting Provision will afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, to inform the stockholders about such qualifications. By requiring advance notice of proposed business, the Notice of Meeting Proposal Provision will provide the Board of Directors with a meaningful opportunity to inform stockholders, prior to such meeting, of any business proposed to be conducted at such meeting, together with any recommendation or statement of the Board of Directors' position as to action to be taken with respect to such business, so as to enable stockholders better to determine whether they desire to attend such a meeting or to grant a proxy to the Board of Directors as to the disposition of any such business. Although the Company's By-Laws do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of Directors or proposals for action, they may have the effect of precluding a contest for the election of Directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of Directors or to approve its proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

  Liability of Directors; Indemnification. The Certificate of Incorporation provides that a director will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase or redemption in violation of Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation also provides that each current or former director, officer, employee or agent of the Company, or each such person who is or was serving or who had agreed to serve at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), will be indemnified by the Company to the full extent permitted by the DGCL, as the same exists or may in the future be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment). The Certificate of Incorporation also specifically authorizes the Company to enter into agreements with any person providing for indemnification greater or different than that provided by the Certificate of Incorporation.

  Restrictions on Amendment. The Company's Certificate of Incorporation provides that the approval of holders of at least 75% of the voting power entitled to vote generally in the election of Directors, voting together as a single class, is required to adopt any Certificate of Incorporation provision inconsistent with or to alter, amend or repeal the provisions of the Company's Certificate of Incorporation classifying the Board of Directors; governing the removal of directors; establishing the minimum and maximum number of members of the Board of Directors; eliminating the ability of stockholders to act by written consent; authorizing the Board of Directors to consider the interests of clients and other customers, creditors, employees; establishing the Board of Directors' authority to issue, without a vote or any other action of the stockholders, any or all authorized shares of stock of the Corporation, securities convertible into or exchangeable for any authorized shares of stock of the Corporation and warrants, options or rights to purchase, subscribe for or otherwise acquire shares of stock of the Corporation for any such consideration and on such terms as the Board of Directors in its discretion lawfully may determine; and authorizing that the By-Laws of the Corporation may establish procedures regulating the submission by stockholders of nominations and proposals for consideration at meetings of stockholders of the Corporation. In addition, the Company's Certificate of Incorporation provides that the approval of the Board of Directors or the affirmative vote of the holders of 75% of the voting power entitled to vote generally in the election of Directors, voting together as a single class, is required to alter, amend or repeal the above provisions of the Company's Certificate of Incorporation or to adopt any provision of the Certificate of Incorporation inconsistent with such provisions or to alter, amend or repeal certain provisions of the Company's By-Laws or to adopt any provision of the By-Laws inconsistent with such provisions.

  Preferred Stock. The Certificate of Incorporation authorizes 10,000,000 shares of preferred stock, par value $.01 per share. Subject to the Company's Certificate of Incorporation and applicable law, the authority of the Company's Board of Directors with respect to each series of Preferred Stock, includes but is not limited to the authority to generally determine the following: the designation of such series, the number of shares initially constituting such series and whether to increase or decrease such number of shares, dividend rights and rates, terms of redemption and redemption prices, liquidation preferences, voting rights, conversion rights, whether a sinking fund will be provided for the redemption of the shares of such series (and, if so, the terms and conditions thereof) and whether a purchase fund shall be provided for the shares of such series (and, if so, the terms and conditions thereof).

  The Company believes that the availability of the Preferred Stock will provide increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow the Company to issue shares of Preferred Stock without the expense and delay of a special stockholders' meeting. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Company's securities may be listed. Although the Board of Directors has no current intention to do so, it would have the power (subject to applicable law) to issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, such series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board of Directors, in so acting, could issue Preferred Stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority of the stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then market price of such stock.

  The description set forth above is intended as a summary only and is qualified in its entirety by reference to the forms of the Certificate of Incorporation and the Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information."

Registrar and Transfer Agent

  The registrar and transfer agent for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

Listing

  The Common Stock has been approved for listing on the Nasdaq National Market under the symbol HSII.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, there will be outstanding 16,784,941 shares of Common Stock, assuming the purchase of all of the 666,667 shares that may be purchased by employees of the Company in the separate offering being made contemporaneously with the Offering (the "Employee Stock Purchase") as well as up to 735,000 shares issuable pursuant to options in connection with the Employee Stock Purchase and the issuance of 855,000 shares issuable pursuant to options to employees contemporaneously with the Offering. Of these shares, the 4,200,000 shares of Common Stock sold in the Offering (4,830,000 shares if the Underwriters' over-allotment option is exercised in full) and the shares purchased by employees of the Company pursuant to the GlobalShare Plan (and issuable pursuant to the foregoing options) will be freely tradeable by persons other than "affiliates" of H&S, without restriction under the Securities Act. Of the remaining shares, 10,328,274 shares plus any shares of Common Stock purchased by "affiliates" pursuant to the GlobalShare Plan of Common Stock will be "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144.

  In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned "restricted securities" for at least one but less than two years, and any affiliate of the Company who has owned "restricted securities" for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of Common Stock (151,949 shares upon completion of the Offering) or the average weekly trading volume in the Common Stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A stockholder (or stockholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least two years is entitled to sell such shares under Rule 144 without regard to the limitations described above.

  The Company and all current stockholders of the Company have agreed, for a period of 180 days after the date of this Prospectus, not to, directly or indirectly, offer, sell, or otherwise dispose of any shares of Common Stock without the prior written consent of Lehman Brothers Inc., other than, with respect to the Company, shares of Common Stock issued in the Offering, under its GlobalShare Plan, or upon exercise of stock options granted pursuant to the GlobalShare Plan. Additionally, all current stockholders of H&S have agreed not to, directly or indirectly, offer, sell, or otherwise dispose of any shares of Common Stock currently owned by them for a period of two years after the date of this Prospectus without the prior written consent of Lehman Brothers Inc., which consent will be granted or denied after consultation with the Company. See "Management--1998 Heidrick & Struggles GlobalShare Plan," "Shares Eligible for Future Sale" and "Underwriting."

  Prior to the date of this Prospectus, there has been no public market for the Common Stock. The Company can make no predictions as to the effect, if any, that sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol HSII.

                                 UNDERWRITING

  Under the terms of, and subject to the conditions contained in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which the Prospectus forms a part, each of the Underwriters named below, for whom Lehman Brothers Inc. and Goldman, Sachs & Co. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such Underwriter below:

                                                                       Number of
      Underwriters                                                      Shares
      ------------                                                     ---------
      Lehman Brothers Inc............................................. 1,725,000
      Goldman, Sachs & Co............................................. 1,725,000
      Bear, Stearns & Co. Inc.........................................    70,000
      Donaldson, Lufkin & Jenrette Securities Corporation.............    70,000
      ING Baring Furman Selz LLC......................................    70,000
      NationsBanc Montgomery Securities LLC...........................    70,000
      Salomon Smith Barney Inc........................................    70,000
      Robert W. Baird & Co. Incorporated..............................    40,000
      William Blair & Company, L.L.C..................................    40,000
      CJS Securities, Inc.............................................    40,000
      Gerard Klauer Mattison & Co., LLC...............................    40,000
      C. L. King & Associates, Inc....................................    40,000
      Raymond James & Associates, Inc.................................    40,000
      The Robinson-Humphrey Company, LLC..............................    40,000
      Tucker Anthony Incorporated.....................................    40,000
      C. E. Unterberg, Towbin.........................................    40,000
      WIT Capital Corporation.........................................    40,000
                                                                       ---------
          Total....................................................... 4,200,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Stock are subject to certain conditions precedent, including the conditions that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or threatened by the Commission, and that there has been no material adverse change in the condition of the Company. The Underwriters will be obligated to purchase all of the shares of Common Stock if any are purchased.

  The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such initial public offering price less a concession not in excess of $0.55 per share. The selected dealers may reallow a concession not in excess of $0.10 per share to certain other brokers and dealers. After commencement of the public offering, the offering price and other selling terms may be changed by the Representatives.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that may be required to be made in respect thereof.

  The Company has granted the Underwriters an option to purchase up to an aggregate of 630,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table. The Company will be obligated, pursuant to such option, to sell such shares to the Underwriters to the extent such option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby.

  At the request of the Company, the Underwriters have reserved for sale, at the initial public offering price, up to 210,000 shares offered hereby for directors, officers, employees, business associates and related persons of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

  Prior to the Offering, there has been no public market for the shares of Common Stock. The initial public offering price was negotiated between the Company and the Representatives. Among the factors considered in determining the initial public offering price of the shares of Common Stock, in addition to prevailing market conditions, were the Company's historical performance and capital structure, estimates of business potential and earnings prospects of the Company, an overall assessment of the Company, an assessment of the Company's management and the consideration of the above factors in relation to the market valuation of companies in the same and related businesses.

  Until the distribution of the Common Stock is completed, rules of the Commissions may limit the ability of the Underwriters and certain selling group members to bid for and purchase Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the Common Stock.

  In addition, if the Representatives over-allot (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), and thereby create a short position in the Common Stock in connection with the Offering, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described therein.

  The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriter's short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchase. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

  Neither the Company nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters make any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Company, and all current stockholders of the Company have agreed, for a period of 180 days from the date of this Prospectus, not to directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares of Common Stock or enter into any derivative transaction with similar effect as a sale of Common Stock, without the prior written consent of Lehman Brothers, Inc. Additionally, all current stockholders of H&S have agreed not to, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock currently owned by them for a period of two years after the date of this Prospectus without the prior written consent of Lehman Brothers Inc., which consent will be granted or denied after consultation with the Company. The restrictions described in this paragraph do not apply to (i) the sale of Common Stock to the Underwriters, (ii) shares of Common Stock issued by the Company under its GlobalShare Plan or upon the exercise of options issued under the GlobalShare Plan or (iii) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Offering.

  The Representatives have informed the Company and the Selling Stockholders that the Underwriters do not intend to sell to, and therefore will not confirm sales of more than 5% of the shares of Common Stock offered hereby to, accounts over which they exercise discretionary authority.

                CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

  The following is a general discussion of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of Common Stock by a Non-U.S. Holder. As used herein the term "Non-U.S. Holder" means any person or entity that is not a United States Holder ("U.S. Holder"). A U.S. Holder is any beneficial owner of Common Stock that is (1) a citizen or resident of the United States, (2) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (4) a trust, (x) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code") or
(y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change. Each prospective purchaser of Common Stock is advised to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of Common Stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.

Dividends

  Dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Until December 31, 1999, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, United States Treasury regulations (the "Final Regulations") provide that a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid after December 31, 1999, will be required to satisfy applicable certification and other requirements.

  A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

Gain on Disposition of Common Stock

  A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (2) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (3) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes.

  An individual Non-U.S. Holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (within the meaning of the Code) for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate or exemption under an applicable income tax treaty.

  The Company believes it is not and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

  Special rules may apply to certain Non-U.S. Holders, such as foreign insurance companies, "controlled foreign corporations", "passive foreign investment companies", "foreign personal holding companies", and companies that accumulate earnings for the purpose of avoiding tax, that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Tax

  Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

  The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

  Under current law, backup withholding at the rate of 31% (as opposed to the general withholding tax rate of 30% described above) generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under the Final Regulations, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

  Payment of the proceeds of a sale of Common Stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payer does not have actual knowledge that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                                 LEGAL MATTERS

  The validity of the issuance of the Common Stock offered hereby will be passed on for the Company by Simpson Thacher & Bartlett, New York, New York. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by O'Melveny & Myers LLP, Los Angeles, California.

                                    EXPERTS

  The Consolidated Financial Statements and Schedule of H&S Inc. as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998 included in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the reports of said firm and the authority of said firm as experts in accounting and auditing.

  The Consolidated Financial Statements of HSI as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998 included in this Registration Statement have been audited by Barbier Frinault & Associes (Arthur Andersen), independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the reports of said firm and the authority of said firm as experts in accounting and auditing.

  The Consolidated Statements of Income and Cash Flows of Mulder for the year ended December 31, 1996 and the nine-month period ended September 30, 1997 included in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the reports of said firm and the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act with respect to the registration of the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. Statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules filed therewith, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  The Company is not currently subject to the informational requirements of the Securities and Exchange Act of 1934 (the "Exchange Act"). As a result of the Offering, the Company will become subject to the informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports with the Commission. In addition, the Company will furnish its stockholders with annual reports containing audited financial statements certified by its independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Public Accountants.................................. F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998.............. F-3
Consolidated Statements of Income and Comprehensive Income For the Years
 Ended December 31, 1996, 1997 and 1998................................... F-5
Consolidated Statements of Stockholders' Equity For the Years Ended
 December 31, 1996, 1997
 and 1998................................................................. F-6
Consolidated Statements of Cash Flows For the Years Ended December 31,
 1996, 1997 and 1998...................................................... F-7
Notes to Consolidated Financial Statements................................ F-8

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Public Accountants.................................. F-18
Consolidated Balance Sheets as of December 31, 1997 and 1998.............. F-19
Consolidated Statements of Income and Comprehensive Income For the Years
 Ended December 31, 1996, 1997 and 1998................................... F-20
Consolidated Statements of Stockholders' Equity For the Years Ended
 December 31, 1996, 1997
 and 1998................................................................. F-21
Consolidated Statements of Cash Flows For the Years Ended December 31,
 1996, 1997 and 1998...................................................... F-22
Notes to Consolidated Financial Statements................................ F-23

                MULDER & PARTNER GMBH & CO. KG AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Public Accountants..................................  F-33
Consolidated Statements of Income and Comprehensive Income For the Year
 Ended December 31, 1996 and for the Nine Months Ended September 30, 1997.  F-34
Consolidated Statements of Cash Flows For the Year Ended December 31, 1996
 and the Nine Months Ended September 30, 1997.............................  F-35
Notes to Consolidated Financial Statements................................  F-36

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Heidrick & Struggles, Inc. and Subsidiaries:

  We have audited the accompanying consolidated balance sheets of HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES (a Delaware corporation) as of December 31, 1997 and 1998, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998 (1997 as restated--see Note
15). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heidrick & Struggles, Inc. and Subsidiaries as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Chicago, Illinois
February 19, 1999
(except with respect to the matter discussed in Note 17, as to which the date is March 26, 1999)

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (In thousands, except share figures)

                                                              December 31,
                                                            ------------------
                                                              1997      1998
                                                            --------  --------
Current assets:
  Cash and cash equivalents................................ $ 10,074  $ 10,428
  Accounts receivable--
   Trade, less allowances for doubtful accounts of $3,276,
    and $4,669 at December 31, 1997 and 1998, respectively.   38,349    40,816
   Other...................................................    1,384     2,643
  Notes receivable.........................................      193       219
  Note receivable from affiliate...........................      --      1,900
  Prepaid expenses.........................................    1,265     1,771
  Prepaid income taxes.....................................      --      3,575
  Deferred income taxes....................................    7,045     8,871
                                                            --------  --------
    Total current assets...................................   58,310    70,223
                                                            --------  --------
Property and equipment:
  Leasehold improvements...................................    6,724     8,812
  Office furniture and fixtures............................    9,588    12,211
  Computer equipment and software..........................    8,368     5,513
  Automobiles..............................................      853       898
  System development costs.................................    1,243    10,244
                                                            --------  --------
                                                              26,776    37,678
  Less--Accumulated depreciation and amortization..........  (11,334)  (12,900)
                                                            --------  --------
    Property and equipment, net............................   15,442    24,778
                                                            --------  --------
Other assets:
  Cash and investments designated for nonqualified
   retirement plan.........................................   10,439    13,552
  Investment in Heidrick & Struggles International, Inc....    6,433     4,766
  Goodwill and other intangibles...........................      --      8,055
  Deferred income taxes....................................    2,961     1,776
                                                            --------  --------
    Total other assets.....................................   19,833    28,149
                                                            --------  --------
    Total assets........................................... $ 93,585  $123,150
                                                            ========  ========


  The accompanying notes to consolidated financial statements are an integral part of these statements.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (In thousands, except share figures)

                                                                 December 31,
                                                               ----------------
                                                                1997     1998
                                                               ------- --------
Current liabilities:
  Short-term debt............................................. $ 3,500 $ 22,000
  Current maturities of long-term debt........................     808    2,547
  Accounts payable............................................   2,909    2,918
  Accrued expenses--
   Salaries and employee benefits.............................  17,806   23,299
   Profit sharing and retirement..............................   2,732    3,155
   Rent.......................................................   1,817    1,817
   Other......................................................   3,028    6,295
  Income taxes payable........................................     837      --
                                                               ------- --------
    Total current liabilities.................................  33,437   62,031
                                                               ------- --------
Long-term debt, less current maturities.......................   1,636    5,150
                                                               ------- --------
Liability for nonqualified retirement plans...................  11,108   11,358
                                                               ------- --------
Commitments and contingent liabilities
Mandatorily redeemable common stock:
  Common stock, $1 par value, 7,910,850 shares authorized and issued at December 31, 1997 and 1998; 2,737,533 and
   2,873,870 shares outstanding at December 31, 1997 and 1998,
   respectively, at book value................................  47,404   44,611
                                                               ------- --------
    Total liabilities and mandatorily redeemable common stock. $93,585 $123,150
                                                               ======= ========



  The accompanying notes to consolidated financial statements are an integral part of these statements.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
               (In thousands, except share and per share figures)

                                                   Year Ended December 31,
                                                -------------------------------
                                                  1996       1997       1998
                                                ---------  ---------  ---------
Revenue.......................................  $ 137,665  $ 180,244  $ 204,015
                                                ---------  ---------  ---------
Operating expenses:
  Salaries and employee benefits..............     98,272    125,308    163,730
  General and administrative expenses.........     28,681     42,991     50,677
                                                ---------  ---------  ---------
    Total operating expenses..................    126,953    168,299    214,407
                                                ---------  ---------  ---------
    Operating income (loss)...................     10,712     11,945    (10,392)
                                                ---------  ---------  ---------
Non-operating income (expense):
  Interest income.............................      1,385      1,586      1,531
  Interest expense............................       (180)      (150)      (462)
  Other.......................................        (94)       486     (2,212)
                                                ---------  ---------  ---------
    Net non-operating income (expense)........      1,111      1,922     (1,143)
                                                ---------  ---------  ---------
Equity in net income (loss) of affiliate......        775         20     (3,417)
                                                ---------  ---------  ---------
    Income (loss) before income taxes ........     12,598     13,887    (14,952)
Provision for income taxes....................      6,149      7,444      1,302
                                                ---------  ---------  ---------
    Net income (loss).........................  $   6,449  $   6,443  $ (16,254)
                                                =========  =========  =========
Basic earnings (loss) per common share........  $    2.50  $    2.41  $   (6.10)
                                                =========  =========  =========
Weighted average common shares outstanding....  2,574,475  2,676,415  2,666,526
                                                =========  =========  =========
Diluted earnings (loss) per common share......  $    2.50  $    2.41  $   (6.10)
                                                =========  =========  =========
Diluted weighted average common shares
 outstanding..................................  2,574,475  2,676,525  2,666,526
                                                =========  =========  =========
Net income (loss).............................  $   6,449  $   6,443  $ (16,254)
                                                =========  =========  =========
Other comprehensive income (loss), before tax:
  Foreign currency translation adjustment.....       (465)      (956)      (475)
  Unrealized gain on available-for-sale
   investments................................        188      1,110      1,626
                                                ---------  ---------  ---------
Other comprehensive income (loss), before tax.       (277)       154      1,151
Income tax (benefit) expense related to items
 of other comprehensive income (loss).........       (116)        64        494
                                                ---------  ---------  ---------
Other comprehensive income (loss), net of tax.       (161)        90        657
                                                ---------  ---------  ---------
Comprehensive income (loss)...................  $   6,288  $   6,533  $ (15,597)
                                                =========  =========  =========



  The accompanying notes to consolidated financial statements are an integral part of these statements.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (In thousands, except share figures)

                                                                                  Accumulated
                                                                                     Other
                                                                                    Compre-   Compre-
                           Common Stock             Treasury Stock                  hensive   hensive
                         ---------------- Paid-in --------------------  Retained    Income     Income
                          Shares   Amount Capital   Shares     Amount   Earnings    (Loss)     (Loss)    Total
                         --------- ------ ------- ----------  --------  --------  ----------- --------  -------
Balance at December 31,
 1995..................  7,910,850   500    8,083 (5,389,108)  (12,096)    3,502       11                   --
Treasury stock
 transactions--
 Stock issued..........        --    --     2,381    229,525       543       --       --                  2,924
 Stock repurchased.....        --    --       --    (116,765)   (1,541)      --       --                 (1,541)
Comprehensive income
 Net income............        --    --       --         --        --      6,449      --         6,449    6,449
                                                                                              --------
 Other comprehensive
  income, net of tax
   Unrealized gain on
    available-for-sale
    investments........        --    --       --         --        --        --       --           109      --
   Foreign currency
    translation
    adjustment.........        --    --       --         --        --        --       --          (270)     --
                                                                                              --------
 Other comprehensive
  income...............        --    --       --         --        --        --      (161)        (161)    (161)
                                                                                              --------
Comprehensive income...                                                                          6,288
                                                                                              ========
Retained earnings
 allocable to
 mandatorily redeemable
 common stock..........        --    --       --         --        --     (7,671)     --                 (7,671)
                         ---------  ----  ------- ----------  --------  --------     ----               -------
Balance at December 31,
 1996..................  7,910,850   500   10,464 (5,276,348)  (13,094)    2,280     (150)                  --
Treasury stock
 transactions--
 Stock issued..........        --    --     3,584    291,721       765       --       --                  4,349
 Stock repurchased.....        --    --       --    (188,690)   (2,850)      --       --                 (2,850)
Comprehensive income
 Net income............        --    --       --         --        --      6,443      --         6,443    6,443
                                                                                              --------
 Other comprehensive
  income, net of tax
   Unrealized gain on
    available-for-sale
    investments........        --    --       --         --        --        --       --           644      --
   Foreign currency
    translation
    adjustment.........        --    --       --         --        --        --       --          (554)     --
                                                                                              --------
 Other comprehensive
  income...............        --    --       --         --        --        --        90           90       90
                                                                                              --------
Comprehensive income...                                                                          6,533
                                                                                              ========
Retained earnings
 allocable to
 mandatorily redeemable
 common stock..........        --    --       --         --        --     (8,032)     --                 (8,032)
                         ---------  ----  ------- ----------  --------  --------     ----               -------
Balance at December 31,
 1997..................  7,910,850   500   14,048 (5,173,317)  (15,179)      691      (60)                  --
Treasury stock
 transactions
 Stock issued..........        --    --    14,095    262,292       857       --       --                 14,952
 Stock repurchased.....        --    --       --    (125,955)   (2,149)      --       --                 (2,149)
Comprehensive income
 (loss)
 Net (loss)............        --    --       --         --        --    (16,254)     --       (16,254) (16,254)
                                                                                              --------
 Other comprehensive
  income, net of tax
   Unrealized gain on
    available-for-sale
    investments........        --    --       --         --        --        --       --           933      --
   Foreign currency
    translation
    adjustments........        --    --       --         --        --        --       --          (276)     --
                                                                                              --------
 Other comprehensive
  income net of tax....        --    --       --         --        --        --       657          657      657
                                                                                              --------
Comprehensive income
 (loss)................        --    --       --         --        --        --       --      $(15,597)     --
                                                                                              ========
Retained earnings
 allocable to
 mandatorily redeemable
 common stock..........        --    --       --         --        --      2,794      --                  2,794
                         ---------  ----  ------- ----------  --------  --------     ----               -------
Balance at December 31,
 1998..................  7,910,850  $500  $28,143 (5,036,980) $(16,471) $(12,769)    $597               $   --
                         =========  ====  ======= ==========  ========  ========     ====               =======

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                    Year Ended December 31,
                                                   ----------------------------
                                                     1996      1997      1998
                                                   --------  --------  --------
Cash flows from operating activities
 Net income (loss)...............................  $  6,449  $  6,443  $(16,254)
 Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating
  activities:
 Depreciation and amortization...................     2,705     3,417     3,881
 Loss on sale of property and equipment..........       522        50       560
 Deferred income taxes...........................    (1,327)   (3,539)   (1,357)
 Equity in net (income) loss of affiliate........      (775)      (20)    1,667
 Accretion of discount on securities.............      (321)      --        --
 Stock based compensation expense................       --        --      9,979
 Changes in assets and liabilities:
  Trade & other receivables......................    (7,301)  (12,385)   (2,823)
  Prepaid expenses...............................      (179)     (379)   (5,465)
  Accounts payable...............................       348     1,485      (144)
  Accrued expenses...............................     3,687     8,046     8,839
  Income taxes payable...........................      (737)     (370)      693
  Nonqualified retirement plan liability.........     2,560     3,943       250
                                                   --------  --------  --------
   Net cash provided by (used in) operating
    activities...................................     5,631     6,691      (174)
                                                   --------  --------  --------
Cash flows from investing activities
 Acquisitions....................................       --        --     (4,060)
 Purchases of securities for nonqualified
  retirement plan................................    (5,603)   (3,538)   (1,488)
 Purchases of property and equipment.............    (6,730)   (5,718)  (13,801)
 Proceeds from sales of property and equipment...        58        65         5
 Purchases of marketable securities..............   (10,303)   (8,176)      --
 Proceeds from maturities of marketable
  securities.....................................    13,000     8,176       --
                                                   --------  --------  --------
   Net cash used in investing activities.........    (9,578)   (9,191)  (19,344)
                                                   --------  --------  --------
Cash flows from financing activities
 Proceeds from long-term debt....................       --      3,500    27,148
 Payments on long-term debt......................    (1,453)     (875)   (9,834)
 Proceeds from sales of treasury stock...........     2,924     4,349     4,875
 Purchases of treasury stock.....................      (861)   (1,014)      (68)
                                                   --------  --------  --------
   Net cash provided by financing activities.....       610     5,960    22,121
                                                   --------  --------  --------
Effect of foreign currency exchange rates on cash
 and cash equivalents............................       (88)     (557)   (2,249)
                                                   --------  --------  --------
Net increase (decrease) in cash and cash
 equivalents.....................................    (3,425)    2,903       354
Cash and cash equivalents:
 Beginning of period.............................    10,596     7,171    10,074
                                                   --------  --------  --------
 End of period...................................  $  7,171  $ 10,074  $ 10,428
                                                   ========  ========  ========
Supplemental disclosures of cash flow information
 Cash paid for--
  Interest.......................................  $    221  $    161  $    359
  Income taxes...................................  $  7,589  $ 10,874  $  8,231
Supplemental schedule of noncash financing and
 investing activities
 Unrealized gain on available-for-sale
  investments....................................  $    188  $  1,110  $  1,626
 Issuance of notes payable for the purchase of
  treasury stock.................................  $    680  $  1,836  $  2,081
 Debt from the acquisition of net assets.........  $    --   $    --   $  4,358
 Receipt of note receivable for stock sale.......  $    --   $    --   $     98
 Conversion of note receivable to equity.........  $    --   $    --   $  1,750

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except share and per share figures)

1. Nature of Business and Summary of Significant Accounting Policies

 Nature of Business

  Heidrick & Struggles, Inc. and Subsidiaries (the "Company") are engaged in providing management consulting and executive search services to clients on a retained basis. The Company's clients are primarily located throughout North America, South America and Asia Pacific.

 Principles of Consolidation

  The consolidated financial statements include Heidrick & Struggles, Inc. and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

 Accounting Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 Accounting Pronouncements to be Adopted in 1999

  During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and for Hedging Activities," which establishes new standards for reporting information about derivatives and hedging activities. It is effective for periods beginning after June 15, 1999 and will be adopted by the Company as of January 1, 2000. The Company expects that adoption of this Standard will have no material effect on its consolidated financial position, results of operations or on disclosures within the consolidated financial statements.

 Cash and Cash Equivalents

  The Company considers all highly liquid debt instruments with a purchased maturity of three months or less to be cash equivalents.

 Concentration of Credit Risk

  Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the Company's large number of customers and their dispersion across many different industries. At December 31, 1998, the Company had no significant concentrations of credit risk.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the shorter of the lease term or the estimated useful life of the asset, as follows:

      Office furniture and fixtures................................... 10 years
      Computer equipment and software................................. 3-5 years
      Automobiles..................................................... 3 years

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

  Depreciation for financial statement purposes for the years ended December 31, 1996, 1997 and 1998 totaled $2,705, $3,417, and $3,759, respectively.
Depreciation is calculated for tax purposes using accelerated methods.

 Goodwill and Other Intangibles

  Goodwill and other intangible assets are stated at cost and amortized using the straight-line method over the estimated economic useful life. The Company continually evaluates whether subsequent events and circumstances have occurred that indicate the remaining estimated useful life of goodwill or an intangible asset may warrant revision, or that the remaining balance of goodwill or an intangible asset may not be recoverable. The Company evaluates the recoverability of goodwill and intangible assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of such assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. Based on these evaluations, there were no adjustments to the carrying value of goodwill or intangible assets in 1998.

 System Development Costs

  In accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," development costs are capitalized. Once the software is placed in service, it will be depreciated using the straight-line method over a three to five year period.

 Investments Designated for Nonqualified Retirement Plan

  Investments designated for the nonqualified retirement plan are carried at the fair value of the security in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments designated for the nonqualified retirement plan are debt and equity securities that are classified as available-for-sale securities as more fully described in Note 2.

 Investment in Heidrick & Struggles International, Inc.

  The Company accounts for its investment in Heidrick & Struggles International, Inc. ("HSI") by the equity method as more fully described in
Note 3. Using this method, the Company's equity in the net income of the affiliate is recognized in the Company's statement of income and comprehensive income and added to the investment account. Dividends received, if any, from the affiliate are treated as reductions in the investment account.

 Revenue Recognition

  Revenue from client services is recognized as clients are billed, generally over a 60 to 90 day period commencing in the month of the initial acceptance of a search. If a search is canceled within the first 90 days, the Company will pro-rate the fee up to the date of cancellation. Revenue consists of the amount billed to clients, net of sales taxes.

 Income Taxes

  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the tax differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

 Earnings (Loss) per Common Share

  The Company adopted SFAS No. 128, "Earnings Per Share" at December 31, 1997. Basic earnings (loss) per common share is computed by dividing net income
(loss) by weighted average common shares outstanding

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES for the year. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. See Note 11 for the reconciliation of basic and diluted earnings per share.

 Translation of Foreign Currencies

  The translation of financial statements into U.S. dollars has been performed in accordance with SFAS No. 52, "Foreign Currency Translation." The local currency for all subsidiaries has been designated as the functional currency except for subsidiaries which operate in highly inflationary economies which use the U.S. dollar as their functional currency. Non-U.S. assets and liabilities have been translated into U.S. dollars at the current rate of exchange prevailing at the balance sheet date. Revenues and expenses have been translated at the average exchange rates for the period. Translation adjustments are reported as a component of comprehensive income.

2. Investments Designated for Nonqualified Retirement Plan

  Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires investments in debt and equity securities be classified as held-to-maturity, available-for-sale or trading securities. The Company's investments designated for the nonqualified retirement plan are classified as investments available-for-sale (see Note 9). These securities are carried at fair value based on publicly reported market quotes as of December 31, 1997 and 1998. Any unrealized gains and losses on available-for-sale securities have been excluded from earnings and have been reported as a component of comprehensive income.

  The following details the cost and unrealized gain components that make up the fair value of the investments at December 31, 1997 and 1998:

                                                                  1997    1998
                                                                 ------- -------
      Cost basis................................................ $ 8,835 $10,618
      Gross unrealized gain.....................................   1,298   2,924
                                                                 ------- -------
        Fair value.............................................. $10,133 $13,542
                                                                 ======= =======

3. Investment in HSI

  The Company has an investment in HSI which is accounted for under the equity method. The percentage of common stock ownership at December 31, 1997 and 1998 was 35.5%, and 35.7%, respectively. Based on an agreement between the Company and HSI, effective January 1, 1995, 65% of the net income of HSI is allocated to Class A shares and 35% of the net income of HSI is allocated to Class B shares, regardless of the exact percentage of each class holding. The Company owns all Class B shares of HSI.

4. Acquisitions

  During 1996, the Company purchased selected assets of two companies in Latin America. The purchase price for each of these transactions equals the cost of the net assets as of the date of the transaction. During 1998, the Company incurred $2,825 of salaries and employee benefits expense due to the early settlement of profit sharing arrangements related to these acquisitions.

  On June 26, 1998, the Company purchased selected assets and liabilities of Fenwick Partners, Inc. The purchase price was approximately $6,120 which is to be paid in 3 installments. The first installment of $3,060 was paid on June 26, 1998. The remaining installments, including interest at a rate of 5%, are due in June of 1999 and June of 2000 and approximate $321 and $3,037, respectively. The amortization expense was $105 for 1998.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

  On October 1, 1998, the Company purchased selected assets of Heidrick Partners, Inc. The purchase price was $2 million which is to be paid in two installments. The first installment of $1 million was paid on October 1, 1998 and the remaining installment, including interest at the prime rate, is due on October 1, 1999. The amortization expense was $17 for 1998.

  Each acquisition was accounted for as a purchase. Goodwill is being amortized over 30 years using the straight-line method. Results of operations of the acquired companies are included in the consolidated statements of income and comprehensive income since the date of acquisition.

5. Line of Credit

  The Company has a $40,000 reducing revolving credit facility ("line of credit") which will be increased to $60,000 upon completion of the Merger with HSI (see Note 14). This facility will terminate on December 31, 2001. The $40,000 line of credit reduces annually by $5,000 on December 31, 1999 and 2000 and the $60,000 line of credit will reduce annually by $10,000 on December 31, 1999 and 2000. There was $22,000 outstanding under this line of credit at December 31, 1998. At its discretion, the Company may borrow either U.S. dollars on deposit in the United States ("U.S. Borrowings") or U.S. dollars or foreign currencies on deposit outside the United States ("Non-U.S. Borrowings"). A Non-U.S. Borrowing bears interest at the then existing LIBOR plus a margin as determined by certain tests of H&S Inc. financial condition (the "Applicable Margin"). A U.S. Borrowing bears interest at the then existing prime rate. At December 31, 1998, the interest rate on the debt was LIBOR plus the Applicable Margin, which sum equaled 6.8%. This line of credit replaced a $25,000 line of credit which had been effective since October 1, 1997. There was $3,500 outstanding under this line of credit at December 31, 1997 and the borrowings bore interest at either LIBOR plus 1% or the prime rate, at the Company's discretion. At December 31, 1997, the interest rate on the debt was fixed at approximately 8.5%. The line of credit has certain financial covenants the Company must meet relating to consolidated net worth, liabilities, and debt in relation to cash flows. There are also restrictions in the line of credit limiting H&S Inc. loans to HSI. As of December 31, 1997, the Company met all of its financial covenants. For the year ended December 31, 1998, the Company was not in compliance with the debt service coverage ratio. The Company obtained a waiver from the lending institutions relating to this requirement for the year ended December 31, 1998. The Company was in compliance with all other financial covenants as of December 31, 1998. The Company is required to pay a commitment fee on the unused portion of the line of credit on a quarterly basis. Commitment fee expense for the year ended December 31, 1997 and 1998 totaled $8 and $21, respectively.

6. Related Party Transactions

  At December 31, 1998, note receivable from affiliate was comprised of a loan to HSI of $1,900. The interest rate on this receivable is 6.2% at December 31, 1998. Accounts receivable includes an intercompany receivable of $776 and $2,998 at December 31, 1997 and 1998, respectively. All transactions between the Company and HSI are recorded at cost.

7. Long-Term Debt

  Long-term debt consists of amounts due to former stockholders who have sold their stock back to the Company (see Note 8). The obligations are unsecured and payable in annual installments over periods ranging from two to five years with interest payable generally at the prime commercial rate (8.50% and 7.75% at December 31, 1997 and 1998, respectively). Long-term debt also includes amounts due as a result of the Fenwick acquisition (see Note 4).

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

  The fair value of the debt based on current rates for similar debt is estimated to be $8,035 at December 31, 1998.

  Future principal payments on long-term debt are due as follows:

      Years ending December 31--
        1999........................................................... $2,547
        2000...........................................................  3,890
        2001...........................................................    834
        2002...........................................................    426
        2003...........................................................    --
                                                                        ------
                                                                        $7,697
                                                                        ======

8. Stockholder Agreements

  In accordance with the terms of stock purchase agreements between the Company and its stockholders, the Company is obligated to purchase the shares of stock owned by a stockholder if the stockholder desires to sell or transfer the shares, or upon a stockholder's termination of employment at net book value as defined in the stock purchase agreements. Payments for shares are generally made over a five year period. Redemption amounts relating to the stock purchase agreements are included in Mandatorily Redeemable Common Stock in the accompanying consolidated balance sheets. These agreements will terminate upon successful completion of an initial public offering.

9. Employee Benefit Plans

 Qualified Retirement Plans

  The Company has a defined contribution retirement plan for all eligible employees. The plan contains a 401(k) provision which provides for employee tax deferred contributions.

  The Company matched employee contributions on a two-for-one basis up to a maximum Company contribution of $1, $2 and $2 per participant for the years ended December 31, 1996, 1997 and 1998, respectively. The Company has the option of making discretionary contributions. For the years ended December 31, 1996, 1997 and 1998, the Company elected to contribute to each eligible participant a sum equal to 3.03% of the participant's total compensation (as defined) and an additional 3.03% of the participant's compensation above the Social Security taxable wage base.

  The plan allows participants the option of having their account balances or portions thereof invested in the Company's common stock. At December 31, 1997 and 1998, the plan held 2,054,684 and 1,853,655 shares, respectively, of the Company's common stock. The Company sells shares of common stock to the plan and is required to repurchase the shares issued to the plan at net book value as defined in the stock purchase agreements. This requirement will be terminated upon successful completion of an initial public offering.

  The plan provides that forfeitures will be used to reduce the Company's contributions. Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the plan. Company expense for the plan for the years ended December 31, 1996, 1997 and 1998 was $1,339, $2,174, and $2,532, respectively.

  In addition, the subsidiaries each maintain defined contribution retirement plans for their eligible employees. Retirement plan expense for these plans for the years ended December 31, 1996, 1997 and 1998 totaled $128, $154, and $159, respectively.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

Nonqualified Retirement Plans

  The Company also has two separate nonqualified retirement plans. The first plan is for United States based employees and includes both an optional employee contribution and a discretionary employer contribution. The plan expense for the years ended December 31, 1996, 1997 and 1998 was $1,440, $1,350, and $0, respectively. The liability for this retirement plan consisted of the following at December 31, 1997 and 1998:

                                                                 1997    1998
                                                                ------- -------
      Employer contributions................................... $ 6,390 $ 6,390
      Employee deferrals.......................................   3,785   3,785
      Earnings of designated assets............................     316     544
      Distributions............................................     --     (210)
                                                                ------- -------
                                                                $10,491 $10,509
                                                                ======= =======

  Investments designated for the nonqualified retirement plan are carried at fair market value based on publicly quoted prices. The Company has an accumulated unrealized gain as of December 31, 1997 and 1998 of $1,298, and $2,924, respectively, which is recorded as a separate component of stockholders' equity (see Note 2). The nonqualified plan was unfunded until 1996.

  The fair value of the assets designated for the nonqualified retirement plan consist of the following at December 31, 1997 and 1998:

                                                                 1997    1998
                                                                ------- -------
      Cash and cash equivalents................................ $   306 $    10
      Stock mutual fund........................................   6,919   9,533
      Bond mutual fund.........................................   3,214   4,009
                                                                ------- -------
                                                                $10,439 $13,552
                                                                ======= =======

  In 1995, the Company instituted a second nonqualified retirement plan for employees classified as senior associates. This plan provides for only discretionary employer contributions. The plan expense for the years ended December 31, 1996, 1997 and 1998 was $170, $250, and $232, respectively. The liability for this retirement plan at December 31, 1997 and 1998 was $617, and $849, respectively.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

10. Income Taxes

  The deferred tax assets and liabilities consist of the following components as of December 31, 1997 and 1998:

                                                                1997     1998
                                                               -------  -------
Deferred tax assets--
  Receivable allowances....................................... $ 1,515  $ 2,052
  Accrued vacations...........................................     433      772
  Accrued bonuses.............................................   6,206    6,969
  Liability for nonqualified retirement plans.................   5,035    5,569
  Other accrued expenses......................................     439      626
  Foreign net operating loss carryforwards....................     595    1,515
  Cumulative translation adjustment...........................     636    1,503
                                                               -------  -------
                                                                14,859   19,006
  Valuation allowance.........................................    (502)  (1,059)
                                                               -------  -------
    Net deferred tax assets...................................  14,357   17,947
                                                               -------  -------
Deferred tax liabilities--
  Leasehold improvements and equipment........................    (225)    (223)
  Equity in undistributed income of affiliate.................  (2,045)    (125)
  System development costs....................................    (356)  (3,678)
  Unrealized gain on available-for-sale investments...........    (545)  (1,228)
  Other.......................................................  (1,180)  (2,046)
                                                               -------  -------
    Net deferred tax liabilities..............................  (4,351)  (7,300)
                                                               -------  -------
      Net deferred income taxes............................... $10,006  $10,647
                                                               =======  =======

  The deferred tax amounts mentioned above have been classified in the accompanying consolidated balance sheets as of December 31, 1997 and 1998, as follows:

                                                                1997     1998
                                                               -------  -------
      Current deferred tax assets............................. $ 8,593  $10,419
      Current deferred tax liabilities........................  (1,548)  (1,548)
                                                               -------  -------
        Net current deferred tax asset........................   7,045    8,871
                                                               -------  -------
      Long-term deferred tax assets...........................   5,764    7,528
      Long-term deferred tax liabilities......................  (2,803)  (5,752)
                                                               -------  -------
        Net long-term deferred tax asset......................   2,961    1,776
                                                               -------  -------
                                                               $10,006  $10,647
                                                               =======  =======

  The provision for income taxes for the years ended December 31, 1996, 1997 and 1998, is as follows:

                                                        1996     1997     1998
                                                       -------  -------  ------
      Current--
        Federal....................................... $ 5,142  $ 7,817  $1,298
        State.........................................   2,478    2,500     209
        Foreign.......................................     322      540     436
      Deferred........................................  (1,793)  (3,413)   (641)
                                                       -------  -------  ------
                                                       $ 6,149  $ 7,444  $1,302
                                                       =======  =======  ======

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

  A reconciliation of income tax expense for the years ended December 31, 1996, 1997 and 1998, to income taxes at the statutory federal income tax rate of 35%, is as follows:

                                                        1996    1997    1998
                                                       ------  ------  -------
      Income taxes at statutory rate.................. $4,409  $4,860  $(5,233)
      Increase (decrease) due to--
        State income taxes, net of federal tax
         benefit......................................  1,611   1,625      136
        Nondeductible expenses........................    341     357    4,985
        Foreign taxes in excess of federal tax rates..    408     721      930
        Other, net....................................   (620)   (119)     484
                                                       ------  ------  -------
      Provision for income taxes...................... $6,149  $7,444  $ 1,302
                                                       ======  ======  =======

  The accumulated undistributed earnings of HSI included in the Company's income for the years ended December 31, 1997 and 1998 totaled $4,072 and $655, respectively, which under existing law, will not be subject to U.S. tax until distributed as dividends. Furthermore, any taxes paid to foreign governments on those earnings may be used in whole or in part as credits against the U.S. tax on any dividends distributed from such earnings. The Company has provided a deferred tax liability for the undistributed earnings of HSI. As the earnings of the consolidated foreign subsidiaries will be permanently reinvested in the Company, no deferred tax liability has been provided.

  The sources of earnings before income taxes are as follows:

                                                     Years Ended December 31,
                                                     --------------------------
                                                      1996     1997      1998
                                                     -------  -------  --------
      United States................................. $13,508  $15,970  $ (9,276)
      Foreign.......................................    (910)  (2,083)   (5,676)
                                                     -------  -------  --------
          Total..................................... $12,598  $13,887  $(14,952)
                                                     =======  =======  ========


11. Basic and Diluted Earnings (Loss) Per Common Share

  The following is a reconciliation of the shares used in the computation of basic and diluted earnings per share ("EPS").

                                                  Year Ended December 31,
                                              --------------------------------
                                                 1996       1997       1998
                                              ---------- ---------- ----------
      Basic EPS
      Income (loss) available to common
       shareholders.......................... $    6,449 $    6,443 $  (16,254)
      Weighted average common shares
       outstanding...........................  2,574,475  2,676,415  2,666,526
                                              ---------- ---------- ----------
        Basic EPS............................ $     2.50 $     2.41 $    (6.10)
                                              ========== ========== ==========
      Diluted EPS
      Income (loss) available to common
       shareholders.......................... $    6,449 $    6,443 $  (16,254)
                                              ---------- ---------- ----------
      Weighted average common shares
       outstanding...........................  2,574,475  2,676,415  2,666,526
      Dilutive common shares issued..........        --         110        --
                                              ---------- ---------- ----------
        Total diluted common shares..........  2,574,475  2,676,525  2,666,526
                                              ---------- ---------- ----------
        Diluted EPS.......................... $     2.50 $     2.41 $    (6.10)
                                              ========== ========== ==========

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

12. Commitments and Contingencies

Operating Leases

  The Company leases office space in various buildings for its own use. The terms of these operating leases provide that the Company pays base rent and a share of increases in operating expenses and real estate taxes in excess of defined amounts. These leases expire at various dates through 2013. The Company also leases computer equipment which is accounted for as an operating lease.

  Minimum future lease payments due in each of the next five years ending December 31 and thereafter, are as follows:

      Years ending December 31--
        1999.......................................................... $ 8,455
        2000..........................................................   8,311
        2001..........................................................   6,868
        2002..........................................................   5,829
        2003..........................................................   4,914
        Thereafter....................................................   8,598
                                                                       -------
                                                                       $42,975
                                                                       =======

  Rent expense under operating leases for the years ended December 31, 1996, 1997 and 1998 was $6,976, $8,374, and $9,188, respectively.

Employment Agreement

  The Company has an employment agreement with an officer which provides for certain payments upon retirement but requires the officer to provide services and not to compete with the Company. The payments are indexed to the Consumer Price Index and would currently approximate $199 for each of the first five years of retirement and approximately $99 for each of the succeeding five years. The agreement also states the payments are ratably forfeited during the period which the individual remains an active employee after having reached the age of 65. At December 31, 1998, the first thirty months of payments have been forfeited as a result of that provision. This agreement also provides for the same payments to the officer in the event of his disability while an employee of the Company except that the payments would be reduced by any amounts received from disability insurance carried by the Company. If the officer dies while an employee or during the ten years of the retirement plan, the agreement provides for payments to his widow or estate of one-half of the amounts for retirement. As future services expected to be received by the Company are commensurate with retirement payments to be made, no provision for any payment under this plan has been made in the accompanying consolidated financial statements.

Litigation

  In the normal course of business, the Company is a party to various matters involving disputes and litigation. While it is not possible at this time to determine the ultimate outcome of these matters, management believes that the ultimate liability, if any, will not be material to the consolidated results of operations, financial condition or liquidity of the Company.

13. Segment Information

  Management views the operations of the Company through geographic segments. For purposes of the geographic information below, Mexico is included in Latin America.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                                                    Years Ended December 31,
                                                   ----------------------------
                                                     1996      1997      1998
                                                   --------  --------  --------
Revenue:
  North America................................... $127,901  $158,753  $180,288
  Latin America...................................    2,189     7,972     9,579
  Asia Pacific....................................    7,575    13,519    14,148
                                                   --------  --------  --------
    Total......................................... $137,665  $180,244  $204,015
                                                   ========  ========  ========
Operating Income (Loss):
  North America................................... $ 12,087  $ 13,726  $ (5,573)
  Latin America...................................     (751)   (1,708)   (4,988)
  Asia Pacific....................................     (624)      (73)      169
                                                   --------  --------  --------
    Total......................................... $ 10,712  $ 11,945  $(10,392)
                                                   ========  ========  ========
Identifiable Assets:
  North America................................... $ 60,675  $ 80,872  $111,199
  Latin America...................................    2,206     4,920     5,410
  Asia Pacific....................................    5,762     7,793     6,541
                                                   --------  --------  --------
    Total......................................... $ 68,643  $ 93,585  $123,150
                                                   ========  ========  ========

  During all years presented above, no individual customer accounted for greater than 10% of revenue.

14. Merger Agreement

  On February 12, 1999, the Company's Board of Directors approved a merger agreement with HSI which details the plan to merge the Company with and into HSI prior to an initial public offering; and recommended that the merger agreement be submitted to the stockholders for approval. After completion of the merger, the corporation will be named Heidrick & Struggles International, Inc.

15. Restatement

  In February 1999, an error was discovered in the HSI financial statements for the year ended December 31, 1997. HSI has restated its financial statements for the year ended December 31, 1997 accordingly. As a result, the Company has restated its financial statements for the year ended December 31, 1997 to reflect the change in the Investment in Heidrick & Struggles International, Inc. A summary of the restatements by category is as follows:

                                                              Restatements as of
                                                              December 31, 1997
                                                              ------------------
Equity in net income of affiliate............................        $(95)
Provision for income taxes...................................          40
                                                                     ----
                                                                     $(55)
                                                                     ====

16. Stock Based Compensation Expense

  In the fourth quarter of 1998, the Company sold 735,809 shares to its directors, resulting in $9,947 of salaries and employee benefits expense arising from the difference between the issuance price of the shares (book value) of $6.76 per share and the fair market value of the shares at the date of grant of $20.28 per share.

17. Subsequent Events

  On January 20, 1999, HSI repaid its loan from the Company in the amount of $1,900 plus interest.

  On February 26, 1999, the Company merged with and into Heidrick & Struggles International, Inc.

  On March 26, 1999, Heidrick & Struggles International, Inc. declared a
15.8217 for 1 stock split to become effective upon completion of its initial public offering of common stock.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Heidrick & Struggles International, Inc. and Subsidiaries:

  We have audited the accompanying consolidated balance sheets of HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES (a Delaware corporation) as of December 31, 1997 and 1998, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998 (1997 as restated--see Note
14). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heidrick & Struggles International, Inc. and Subsidiaries as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Barbier Frinault & Associes
                                             Arthur Andersen

Neuilly-sur-Seine, France
February 19, 1999
(except with respect to the matter discussed in Note 15, as to which the date is March 26, 1999)

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (In thousands, except share figures)

                                                               December 31,
                                                              ----------------
                                                               1997     1998
                                                              -------  -------
Current assets:
  Cash and cash equivalents.................................. $ 8,053  $15,753
  Accounts receivable--
    Trade, less allowances for doubtful accounts of $1,416,
     and $5,011 at December 31, 1997 and 1998, respectively..  23,617   23,250
    Other....................................................     358      819
  Prepaid expenses...........................................   1,522    1,489
  Deferred income taxes......................................   1,554    7,796
                                                              -------  -------
      Total current assets...................................  35,104   49,107
                                                              -------  -------
Property and equipment:
  Leasehold improvements.....................................   4,747    4,432
  Office furniture and fixtures..............................   6,573    8,921
  Computer equipment and software............................   6,498   11,880
  Automobiles................................................   1,674    1,929
                                                              -------  -------
                                                               19,492   27,162
  Less--Accumulated depreciation and amortization............  (9,328) (12,245)
                                                              -------  -------
    Property and equipment, net..............................  10,164   14,917
                                                              -------  -------
Other assets:
  Goodwill and other intangibles.............................   2,289    2,531
  Deferred compensation expense..............................   7,876    4,046
  Deferred income taxes......................................   4,523    6,035
  Group insurance contracts designated for pension plan......  14,304   17,469
  Other assets...............................................   1,300      892
                                                              -------  -------
      Total other assets.....................................  30,292   30,973
                                                              -------  -------
      Total assets........................................... $75,560  $94,997
                                                              =======  =======
Current liabilities:
  Short-term debt............................................ $ 7,639  $11,753
  Current maturities of long-term debt.......................     362      355
  Accounts payable...........................................   4,265    7,337
  Accrued expenses--
    Salaries and employee benefits...........................  16,436   22,434
    Professional fees........................................     806    2,561
    VAT......................................................   1,855    1,537
    Payroll taxes............................................   1,250    7,135
    Other....................................................   2,676    4,653
  Income taxes payable.......................................   6,422    3,286
  Note payable to affiliate..................................     --     1,900
                                                              -------  -------
      Total current liabilities..............................  41,711   62,951
                                                              -------  -------
Long-term debt, less current maturities......................     168      112
                                                              -------  -------
Pension and other long-term liabilities......................  15,552   18,574
                                                              -------  -------
Mandatorily redeemable common stock:
  Class A common stock, no par value, 2,373,255 shares
   authorized, 1,931,118 and 2,286,774 shares issued and
   outstanding at December 31, 1997 and 1998, respectively,
   at book value.............................................  11,706    8,578
                                                              -------  -------
Stockholders' equity:
  Class B common stock, no par value, 2,373,255 shares
   authorized, 1,040,862 and 1,268,663 shares issued and
   outstanding at December 31, 1997 and 1998, respectively,
   at book value.............................................   2,361    4,111
  Retained earnings..........................................   4,952    1,210
  Accumulated other comprehensive income (loss)..............    (665)    (539)
  Less--Treasury stock, at cost, 35,504, and 0 shares at
   December 31, 1997 and 1998, respectively..................    (225)     --
                                                              -------  -------
      Total stockholders' equity.............................   6,423    4,782
                                                              -------  -------
      Total liabilities, mandatorily redeemable common stock
       and stockholders' equity.............................. $75,560  $94,997
                                                              =======  =======

  The accompanying notes to consolidated financial statements are an integral part of these statements.

            HEIDRICK & STRUGGLES INTERNATIONAL INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
               (In thousands, except share and per share figures)

                                                   Year Ended December 31,
                                                -------------------------------
                                                  1996       1997       1998
                                                ---------  ---------  ---------
Revenue.......................................  $  64,558  $  82,732  $ 124,984
Operating expenses:
  Salaries and employee benefits..............     44,020     59,080    102,861
  General and administrative expenses.........     17,100     20,567     37,766
                                                ---------  ---------  ---------
    Total operating expenses..................     61,120     79,647    140,627
                                                ---------  ---------  ---------
    Operating income (loss)...................      3,438      3,085    (15,643)
Non-operating income (expense)................        133        151     (6,116)
Minority interest in income of consolidated
 subsidiaries.................................        --         (26)       (81)
                                                ---------  ---------  ---------
    Income (loss) before income taxes.........      3,571      3,210    (21,840)
Provision for (benefit from) income taxes.....      1,430      2,518     (4,475)
                                                ---------  ---------  ---------
    Net income (loss).........................  $   2,141  $     692  $ (17,365)
                                                =========  =========  =========
Basic earnings per Class A common share.......  $     .86  $     .25  $   (5.96)
                                                =========  =========  =========
Basic weighted average Class A common shares
 outstanding..................................  1,623,955  1,773,581  1,892,908
                                                =========  =========  =========
Diluted earnings per Class A common share.....  $     .86  $     .24  $   (5.96)
                                                =========  =========  =========
Diluted weighted average Class A common shares
 outstanding..................................  1,623,955  1,880,694  1,892,908
                                                =========  =========  =========
Basic and diluted earnings per Class B common
 share........................................  $     .72  $     .23  $   (5.83)
                                                =========  =========  =========
Weighted average Class B common shares
 outstanding..................................  1,040,862  1,040,862  1,042,729
                                                =========  =========  =========
Net income (loss).............................  $   2,141  $     692  $ (17,365)
                                                =========  =========  =========
Other comprehensive income (loss), before tax:
  Foreign currency translation adjustment.....       (191)    (1,331)       404
Income tax (benefit) expense related to items
 of other comprehensive income (loss).........        (76)      (609)       278
                                                ---------  ---------  ---------
Other comprehensive income (loss), net of tax.       (115)      (722)       126
                                                ---------  ---------  ---------
Comprehensive income (loss)...................  $   2,026  $     (30) $ (17,239)
                                                =========  =========  =========


  The accompanying notes to consolidated financial statements are an integral part of these statements.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (In thousands, except share figures)

                                                                     Accumulated
                                                                        Other
                              Class B                                  Compre-   Compre-    Total
                            Common Stock   Treasury Stock              hensive   hensive    Stock-
                          ---------------- --------------- Retained    Income     Income   holders'
                           Shares   Amount Shares   Amount Earnings    (Loss)     (Loss)    Equity
                          --------- ------ -------  ------ --------  ----------- --------  --------
Balance at December 31,
 1995...................  1,040,862  2,361 (10,284)   (61)    3,169       172                 5,641
Treasury stock
 transactions--
 Stock issued...........        --     --   80,706    467       --        --                    467
 Stock repurchased......        --     --  (70,422)  (406)      --        --                   (406)
Comprehensive income
 Net income.............        --     --      --     --      2,141       --        2,141     2,141
                                                                                 --------
 Foreign currency
  translation
  adjustment............        --     --      --     --        --       (115)       (115)     (115)
                                                                                 --------
Comprehensive income....                                                            2,026
                                                                                 ========
Retained earnings
 allocable to
 mandatorily redeemable
 Class A common stock...        --     --      --     --     (1,329)      --                 (1,329)
                          --------- ------ -------   ----  --------     -----              --------
Balance at December 31,
 1996...................  1,040,862  2,361     --     --      3,981        57                 6,399
Treasury stock
 transactions--
 Stock issued...........        --     --   63,287    425       --        --                    425
 Stock repurchased......        --     --  (98,791)  (650)      --        --                   (650)
Comprehensive income
 Net income.............        --     --      --     --        692       --          692       692
                                                                                 --------
 Foreign currency
  translation
  adjustment............        --     --      --     --        --       (722)       (722)     (722)
                                                                                 --------
Comprehensive income....                                                              (30)
                                                                                 ========
Retained earnings
 allocable to
 mandatorily redeemable
 Class A common stock...        --     --      --     --        279       --                    279
                          --------- ------ -------   ----  --------     -----              --------
Balance at December 31,
 1997...................  1,040,862  2,361 (35,504)  (225)    4,952      (665)                6,423
Treasury stock
 transactions--
 Stock issued...........    227,801  1,750  43,415    280       --        --                  2,030
 Stock repurchased......        --     --   (7,911)   (55)      --        --                    (55)
Comprehensive income
 (loss)
 Net loss...............        --     --      --     --    (17,365)      --      (17,365)  (17,365)
                                                                                 --------
 Foreign currency
  translation
  adjustment............        --     --      --     --        --        126         126       126
                                                                                 --------
Comprehensive income
 (loss).................                                                         $(17,239)
                                                                                 ========
Retained earnings
 allocable to
 mandatorily redeemable
 Class A common stock ..        --     --      --     --     13,623       --                 13,623
                          --------- ------ -------   ----  --------     -----              --------
Balance at December 31,
 1998...................  1,268,663 $4,111     --    $--   $  1,210     $(539)             $  4,782
                          ========= ====== =======   ====  ========     =====              ========


  The accompanying notes to consolidated financial statements are an integral part of these statements.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                    Year Ended December 31,
                                                   ---------------------------
                                                    1996      1997      1998
                                                   -------  --------  --------
Cash flows from operating activities
  Net income (loss)............................... $ 2,141  $    692  $(17,365)
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
    Depreciation and amortization.................   1,721     2,623     4,624
    Loss on sale of property and equipment........     162        92     1,278
    Deferred income taxes.........................    (398)   (1,777)   (7,438)
    Stock based compensation expense..............     --        --      7,577
    Changes in assets and liabilities:
      Accounts receivable.........................  (1,933)   (4,480)    1,174
      Prepaid expenses............................     796    (1,113)    4,270
      Group insurance contracts designated for
       pension plan...............................     --     (1,642)   (1,978)
      Other assets................................    (612)     (912)      571
      Accounts payable............................    (563)    2,198     2,291
      Accrued expenses............................   4,617     5,275    14,072
      Income taxes payable........................     394     3,063    (3,318)
      Pension liability...........................     --        185     1,746
                                                   -------  --------  --------
        Net cash provided by operating activities.   6,325     4,204     7,504
                                                   -------  --------  --------
Cash flows from investing activities
  Acquisitions....................................    (540)   (7,496)     (559)
  Proceeds from sales of property and equipment...      72        82       274
  Purchases of property and equipment.............  (2,039)   (6,014)   (9,673)
                                                   -------  --------  --------
        Net cash used in investing activities.....  (2,507)  (13,428)   (9,958)
                                                   -------  --------  --------
Cash flows from financing activities
  Proceeds from issuance of common stock and
   treasury stock.................................     737     2,465     4,913
  Purchases of treasury stock.....................    (406)     (401)      --
  Proceeds from short-term debt...................     --      7,639     6,013
  Payments on short-term debt.....................     --        --        (55)
                                                   -------  --------  --------
        Net cash provided by financing activities.     331     9,703    10,871
                                                   -------  --------  --------
Effect of foreign currency exchange rates on cash
 and cash equivalents.............................      38      (628)     (717)
                                                   -------  --------  --------
Net increase (decrease) in cash and cash
 equivalents......................................   4,187      (149)    7,700
Cash and cash equivalents:
  Beginning of period.............................   4,015     8,202     8,053
                                                   -------  --------  --------
  End of period................................... $ 8,202  $  8,053  $ 15,753
                                                   =======  ========  ========
Supplemental disclosures of cash flow information
  Cash paid for--
    Interest...................................... $     9  $      3  $    400
    Income taxes.................................. $ 1,467  $  1,418  $  6,875
Supplemental schedule of noncash financing
 activities
  Issuance of notes payable for the purchase of
   treasury stock................................. $   --   $    249  $    --

  The accompanying notes to consolidated financial statements are an integral part of these statements.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              (In thousands, except share and per share figures)

1. Nature of Business and Summary of Significant Accounting Policies

 Nature of Business

  Heidrick & Struggles International, Inc. and Subsidiaries (the "Company") are engaged in providing management consulting and executive search services to clients on a retained basis. The Company's clients are primarily located throughout Europe.

 Basis of Accounting

  The financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles.

 Principles of Consolidation

  The consolidated financial statements include Heidrick & Struggles International, Inc. and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

 Accounting Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 Accounting Pronouncements to be Adopted in 1999

  During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and for Hedging Activities," which establishes new standards for reporting information about derivatives and hedging activities. It is effective for periods beginning after June 15, 1999 and will be adopted by the Company as of January 1, 2000. The Company expects that adoption of this Standard will have no material effect on its consolidated financial position, results of operations or on disclosures within the consolidated financial statements.

 Cash and Cash Equivalents

  The Company considers all highly liquid debt instruments with a purchased maturity of three months or less to be cash equivalents.

 Concentration of Credit Risk

  Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the Company's large number of customers and their dispersion across many different industries. At December 31, 1998, the Company had no significant concentrations of credit risk.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

 Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the shorter of the lease term or the estimated useful life of the asset, as follows:

      Office furniture and fixtures.................................. 8-10 years
      Computer equipment and software................................ 3-5 years
      Automobiles.................................................... 4 years

  Depreciation for financial statement purposes for the years ended December 31, 1996, 1997 and 1998 totaled $1,594, $2,315 and $4,408, respectively.

  During 1998, the Company incurred $4,127 of costs for the write off of leasehold improvements and accruals for non-cancelable lease commitments due to the decision to relocate the London office.

 Goodwill and Other Intangibles

  Goodwill and other intangible assets are stated at cost and amortized using the straight-line method over the estimated economic useful life. The Company continually evaluates whether subsequent events and circumstances have occurred that indicate the remaining estimated useful life of goodwill or an intangible asset may warrant revision, or that the remaining balance of goodwill or an intangible asset may not be recoverable. The Company evaluates the recoverability of goodwill and intangible assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of such assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. Based on these evaluations, there were no adjustments to the carrying value of goodwill or intangible assets in 1998, 1997 and 1996.

 Revenue Recognition

  Revenue from client services is recognized as clients are billed, generally over a 60 to 90 day period commencing in the month of the initial acceptance of a search. If a search is canceled within the first 90 days, the Company will pro-rate the fee up to the date of cancellation. Revenue consists of the amount billed to clients, net of sales taxes.

 Income Taxes

  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the tax differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

 Pension Plan

  Effective December 31, 1998, the Company adopted SFAS No. 132, "Employer's Disclosure about Pensions and Other Postretirement Benefits." The provisions of SFAS No. 132 revise employers' disclosures about pension plans. It does not change the measurement or recognition of pension plans.

 Earnings (Loss) per Common Share

  The Company adopted SFAS No. 128, "Earnings Per Share" at December 31, 1997. Basic earnings (loss) per common share is computed by dividing net income
(loss) by weighted average common shares outstanding for the year. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES contracts to issue common stock were exercised or converted. In accordance with SFAS No. 128, the Company utilizes the two-class method of calculating earnings (loss) per share. As such, the earnings (loss) are assigned to each class according to the terms of the stock agreements and earnings (loss) per share are computed by dividing the earnings (loss) assigned to each class by the shares outstanding in that class.

 Translation of Foreign Currencies

  The translation of financial statements into U.S. dollars has been performed in accordance with SFAS No. 52, "Foreign Currency Translation." The local currency for all subsidiaries has been designated as the functional currency except for subsidiaries which operate in highly inflationary economies which use the U.S. dollar as their functional currency. Non-U.S. assets and liabilities have been translated into U.S. dollars at the current rate of exchange prevailing at the balance sheet date. Revenues and expenses have been translated at the average exchange rates for the period. Translation adjustments are reported as a component of comprehensive income.

2. Acquisitions

 Mulder & Partner GmbH & Co. KG

  Effective October 1, 1997 the Company acquired 100% of Mulder & Partner GmbH & Co. KG ("Mulder"). The Company entered into a deferred contingent payment agreement with the sellers as described below:

  . $8,695 was paid on October 1, 1997 and $1,066 of associated transaction costs were incurred; $5,228 plus 4% interest will be paid in annual equal installments over a five year period ending October 1, 2002.

  . Shares of the Company will be issued over a five year period to the partners of Mulder as follows:

                                                                       Number
                                                                     of shares
                                                                    to be issued
                                                                    ------------
      October 1, 1997..............................................     4,000
      January 1, 1999..............................................     8,000
      January 1, 2000..............................................     7,000
      January 1, 2001..............................................     7,000
      January 1, 2002..............................................     6,000
                                                                       ------
                                                                       32,000
                                                                       ======

  At October 1, 1997, consideration corresponding to the issuance of the first 4,000 shares was accounted for at a value of $106.16 per share, representing the fair value of the shares of the Company at this date. The entire purchase price (initial cash payment, future cash installments and all shares) is contingent upon the continued employment of the selling shareholders for the five year period ending October 1, 2002. A pro rata portion of the total purchase price is forfeited in the event a selling shareholder leaves the employment of the Company prior to October 1, 2002. Due to these employment contingencies, the purchase price has been accounted for as compensation expense over the five year period of the contingency.

  On July 2, 1998, the Mulder acquisition agreement was amended. The amended agreement is contingent upon the merger of the Company and H&S Inc. The amended purchase price is $20,471, which is to be paid as follows:

  . $8,695 was due and paid in cash, $298 of associated transaction costs were incurred, and 4,000 shares of the Company's stock were issued to the former stockholders of Mulder on October 1, 1997.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

  . $5,228 plus interest accrued from October 1, 1997 at a rate of 4% is due
    90 days after the merger of the Company and Heidrick & Struggles, Inc. The Company paid $1,254 of this amount in October 1998.

  . $5,901 represented by shares in the newly merged entity is due to the former stockholders of Mulder immediately after the merger.

  All employment contingencies were eliminated from the acquisition agreement.

  Due to the early settlement and elimination of employment contingencies, all remaining amounts will be expensed in the first quarter of 1999 when the amendment becomes effective.

3. Line of Credit

  The Company was granted a multicurrency line of credit which became effective on October 13, 1997. The $10,548 line of credit will be reduced annually by $2,110 on July 1, 1998, 1999, 2000 and 2001. The line of credit will expire on July 1, 2002. The interest rate on the credit line is LIBOR plus 1%. The interest rate at December 31, 1997 and 1998 was 7.2% and 6.6%, respectively. The total outstanding balance was $7,639 and $8,316 at December 31, 1997 and 1998, respectively. The interest expense on the debt was $21 and $402 for the year ended December 31, 1997 and 1998, respectively. The credit line has a financial requirement, which requires that the ratio of total debt to tangible net worth be less than 90%. As a result of this financial requirement, retained earnings are restricted to the extent the ratio of debt to tangible net worth exceeds 90%. Also, no investment greater than $2 million is allowed without prior approval from the banks. Finally, there may be no substantial sale of German assets without the bank's prior approval.

  HSI has negotiated a $7,969 multicurrency line of credit in addition to the above line of credit. This facility will reduce to $4,922 on March 1, 1999, $1,055 on May 1, 1999 and will terminate on May 31, 1999. The borrowings bear interest at the Euro OverNight Index Average ("EONIA") plus 100 basis points or LIBOR plus 100 basis points, depending on the currency borrowed. The borrowings can be drawn in Euros, ECU or British Pounds. At December 31, 1998, there was $3,437 outstanding under the facility and the interest rate was 4.6%.

  HSI has a $1,198 line of credit denominated in German Marks. The borrowings bear interest at a variable rate between 4.9% and 7.5% depending on the number of days the relevant borrowing is outstanding. There is no expiration date for this line of credit. At December 31, 1998, there was no balance outstanding.

4. Related Party Transactions

  At December 31, 1998, note payable to affiliate is comprised of a loan from H&S Inc. of $1,900. The interest rate on this loan is 6.2% at December 31, 1998. Accounts payable includes a payable of $776 and $2,998 to H&S Inc. at December 31, 1997 and 1998, respectively. All transactions between the Company and H&S Inc. are recorded at cost.

  Based on an agreement between the Company and H&S Inc., effective January 1, 1995, 65% of the net income of the Company is allocated to Class A shares and 35% of the net income of the Company is allocated to Class B shares, regardless of the exact percentage of each class holding. H&S Inc. owns all Class B shares.

5. Long-Term Debt

  Long-term debt consists of amounts due to former stockholders who have sold their stock back to the Company (see Note 6). The obligations are unsecured and payable in annual installments over a period of four years with interest payable at the prime commercial rate (8.50%, and 7.75% at December 31, 1997 and 1998, respectively).

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

  The fair value of the debt based on current rates for similar debt is estimated to be $684 at December 31, 1998.

  Future principal payments on long-term debt are due as follows:

      Years ending December 31--
        1999............................................................. $355
        2000.............................................................   56
        2001.............................................................   56
        2002.............................................................  --
        2003.............................................................  --
                                                                          ----
                                                                          $467
                                                                          ====

6. Stockholder Agreements

  In accordance with the terms of the stock purchase agreements between the Company and its Class A stockholders, the Company is obligated to purchase the shares of stock owned by a Class A stockholder if the stockholder desires to sell or transfer the shares, or upon a stockholder's termination of employment at net book value as defined in the stock purchase agreements. Payments for shares are generally made over a four year period. Redemption amounts relating to the stock purchase agreements are included in Mandatorily Redeemable Common Stock in the accompanying consolidated balance sheets. These agreements will terminate upon successful completion of an initial public offering.

7. Income Taxes

  The deferred tax assets and liabilities consist of the following components as of December 31, 1997 and 1998:

                                                                  1997   1998
                                                                 ------ -------
      Deferred tax assets--
        Receivable allowances................................... $  584 $ 1,605
        Accrued vacations.......................................    222     268
        Accrued bonuses.........................................    496   2,451
        Property and equipment..................................    963   1,441
        Mulder purchase.........................................     71   1,275
        Accrued severance costs.................................    --      539
        Pension reserve.........................................  2,921   3,028
        Other accrued expenses..................................    252   1,322
        Net operating loss carryforwards........................    --    1,611
        Cumulative translation adjustment.......................    568     291
                                                                 ------ -------
          Net deferred tax assets...............................  6,077  13,831

      Deferred tax liabilities .................................    --      --
                                                                 ------ -------
            Net deferred income taxes........................... $6,077 $13,831
                                                                 ====== =======

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

  The deferred tax amounts mentioned above have been classified in the accompanying consolidated balance sheets as of December 31, 1997 and 1998, as follows:

                                                                  1997   1998
                                                                 ------ -------
      Current deferred tax assets............................... $1,554 $ 7,796
      Current deferred tax liabilities..........................    --      --
                                                                 ------ -------
          Net current deferred tax asset........................  1,554   7,796
                                                                 ------ -------
      Long-term deferred tax asset..............................  4,523   6,035
      Long-term deferred tax liabilities........................    --      --
                                                                 ------ -------
          Net long-term deferred tax asset......................  4,523   6,035
                                                                 ------ -------
                                                                 $6,077 $13,831
                                                                 ====== =======

  The provision for income taxes for the years ended December 31, 1996, 1997 and 1998, is as follows:

                                                        1996    1997     1998
                                                       ------  -------  -------
      Current--
        U.S. Federal.................................. $  151  $   533  $   574
        Foreign.......................................  1,677    3,046    1,264
      Deferred........................................   (398)  (1,061)  (6,313)
                                                       ------  -------  -------
                                                       $1,430  $ 2,518  $(4,475)
                                                       ======  =======  =======

  The Company is a U.S. corporation, but operates entirely outside of the U.S., primarily in Europe. The Company pays foreign taxes for operations in each of the foreign countries in which it operates and pays U.S. federal taxes on its total operations after consideration of foreign tax credits.

  A reconciliation of income tax expense for the years ended December 31, 1996, 1997, and 1998, to the statutory U.S. federal income tax rate of 35%, is as follows:

                                                          1996    1997   1998
                                                         ------  ------ -------
      Income taxes at statutory rate.................... $1,250  $1,124 $(7,644)
      Increase (decrease) due to--
        Foreign taxes in excess of federal tax rates....    494     357   1,507
        Alternative minimum tax.........................     67     --      --
        Stock based compensation expense adjustment.....    --      --    2,858
        Other, net......................................   (381)  1,037  (1,196)
                                                         ------  ------ -------
                                                         $1,430  $2,518 $(4,475)
                                                         ======  ====== =======

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

8. Basic and Diluted Earnings (Loss) Per Common Share

  The following is a reconciliation of the shares used in the computation of basic and diluted earnings per share ("EPS") for Class A common shares:

                                                  Years Ended December 31,
                                              --------------------------------
                                                 1996       1997       1998
                                              ---------- ---------- ----------
      Basic EPS
      Income (loss) available to Class A
       common shareholders................... $    1,392 $      450 $  (11,287)
      Weighted average Class A common shares
       outstanding...........................  1,623,955  1,773,581  1,892,908
                                              ---------- ---------- ----------
      Basic EPS.............................. $      .86 $      .25 $    (5.96)
                                              ========== ========== ==========
      Diluted EPS
      Income (loss) available to Class A
       common shareholders................... $    1,392 $      450 $  (11,287)
                                              ---------- ---------- ----------
      Weighted average Class A common shares
       outstanding...........................  1,623,955  1,773,581  1,892,908
      Stock purchase obligations.............        --     107,113        --
                                              ---------- ---------- ----------
      Total diluted Class A common shares....  1,623,955  1,880,694  1,892,908
                                              ---------- ---------- ----------
      Diluted EPS............................ $      .86 $      .24 $    (5.96)
                                              ========== ========== ==========

  The following is a reconciliation of the shares used in the computation of basic and diluted EPS for Class B common shares:

                                                  Years Ended December 31,
                                              --------------------------------
                                                 1996       1997       1998
                                              ---------- ---------- ----------
      Basic EPS
      Income (loss) available to Class B
       common shareholders................... $      749 $      242 $   (6,078)
      Weighted average Class B common shares
       outstanding...........................  1,040,862  1,040,862  1,042,729
                                              ---------- ---------- ----------
      Basic and Diluted EPS.................. $      .72 $      .23 $    (5.83)
                                              ========== ========== ==========

9. Commitments and Contingencies

Operating Leases

  The Company leases office space in various buildings for its own use. The terms of these operating leases provide that the Company pays base rent and a share of the increase in operating expenses and real estate taxes in excess of defined amounts. The leases expire at various dates through 2013. The Company also leases computer equipment which is accounted for as an operating lease.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

  Minimum future lease payments due in each of the next five years ending December 31, are as follows:

      Years ending December 31--
        1999.......................................................... $ 8,378
        2000..........................................................   7,667
        2001..........................................................   5,468
        2002..........................................................   3,722
        2003..........................................................   2,207
        Thereafter....................................................  26,261
                                                                       -------
                                                                       $53,703
                                                                       =======

  Rent expense under operating leases for the years ended December 31, 1996, 1997 and 1998 was $4,707, $5,307, and $6,897, respectively.

Litigation

  In the normal course of business, the Company is a party to various matters involving disputes and litigation. While it is not possible at this time to determine the ultimate outcome of these matters, management believes that the ultimate liability, if any, will not be material to the consolidated results of operations, financial condition or liquidity of the Company.

10. Segment Information

  Management views the operations of the Company through the following geographic segments:

                                                      Years Ended December 31,
                                                      -------------------------
                                                       1996     1997     1998
                                                      -------  ------- --------
Revenue:
  United Kingdom..................................... $20,565  $27,588 $ 30,943
  Germany............................................  12,614   19,900   42,097
  France.............................................  11,211   12,253   16,180
  Other..............................................  20,168   22,991   35,764
                                                      -------  ------- --------
    Total............................................ $64,558  $82,732 $124,984
                                                      =======  ======= ========
Operating Income (Loss):
  United Kingdom..................................... $   589  $ 1,028 $ (3,466)
  Germany............................................   1,279    1,090   (9,162)
  France.............................................      (3)     915   (3,539)
  Other..............................................   1,573       52      524
                                                      -------  ------- --------
    Total............................................ $ 3,438  $ 3,085 $(15,643)
                                                      =======  ======= ========
Identifiable Assets:
  United Kingdom..................................... $ 6,295  $12,288 $ 13,411
  Germany............................................   4,729   39,706   41,216
  France.............................................   6,985    9,921   15,516
  Other..............................................  14,842   13,645   24,854
                                                      -------  ------- --------
    Total............................................ $32,851  $75,560 $ 94,997
                                                      =======  ======= ========

During all years presented above, no individual customer accounted for greater than 10% of revenue.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

11. Merger Agreement

  On February 12, 1999, the Company's Board of Directors approved a merger agreement with H&S Inc. which details the plan to merge H&S Inc. with and into the Company prior to an initial public offering; and recommended that the merger agreement be submitted to the stockholders for approval. After completion of the merger, the corporation will be named Heidrick & Struggles International, Inc.

12. Pension Plan and Life Insurance Contracts

  The Company maintains a pension plan for certain partners in Germany. The pensions are individually fixed DM-amounts depending on the function and the pensionable years of service of the employee. The following provides a reconciliation of the benefit obligation:

                                                               1997     1998
                                                              -------  -------
      Change in benefit obligation:
      Benefit obligation at October 1, 1997 and January 1,
       1998.................................................. $15,351  $16,010
      Service cost...........................................     241      950
      Interest cost..........................................     234      924
      Actuarial loss.........................................     474    1,871
      Benefits paid..........................................     (26)    (103)
      Translation difference.................................    (264)     793
                                                              -------  -------
      Benefit obligation at December 31......................  16,010   20,445
      Unrecognized net loss..................................    (474)  (1,871)
                                                              -------  -------
      Net amount recognized.................................. $15,536  $18,574
                                                              =======  =======

      Unfunded status of the plan............................ $16,010  $20,445
      Unrecognized actuarial loss............................    (474)  (1,871)
                                                              -------  -------
      Accrued benefit cost................................... $15,536  $18,574
                                                              =======  =======
      Assumptions as of December 31:
      Discount rate (weighted average).......................     6.0%     6.0%
      Rate of compensation increase..........................     4.0%     4.0%
      Components of net periodic benefit cost:
      Service cost........................................... $   234  $   949
      Interest cost..........................................     227      923
      Expected return on plan assets.........................     --       --
      Amortization of prior service costs....................     --       --
      Recognized net actuarial loss..........................     --       --
                                                              -------  -------
      Net periodic benefit cost.............................. $   461  $ 1,872
                                                              =======  =======

  The pension benefits are fully reinsured within a group insurance contract with Victoria Lebensversicherung AG. The surrender values at December 1, 1997 and 1998 were $14,304 and $17,469, respectively. Because the reinsurance is not segregated from the Company's assets for purposes of SFAS No. 87, "Employers' Accounting for Pensions," the reinsurance is not regarded as an asset with respect to the pension plan.

13. Stock Based Compensation Expense

  In the fourth quarter of 1998, the Company sold 399,071 shares to its directors, resulting in $4,872 of salaries and employee benefits expense arising from the difference between the issuance price of the shares (book value) of $8.07 per share and the fair market value of the shares at the date of grant of $20.28 per share.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Concluded)


14. Restatement and Reclassification

  In February 1999, an error was discovered in the financial statements for the year ended December 31, 1997 related to the accounting for the acquisition of Mulder. The error was a result of the Company not recording a pension liability and a related insurance asset and recording an erroneous tax credit. In addition, certain entries were made to properly record the pension liability and expense in accordance with SFAS No. 87 "Employer's Accounting for Pensions." The Company has restated its financial statements for the year ended December 31, 1997. A summary of the restatements by category is a follows:

                                                                Restatements as
                                                                      of
                                                               December 31, 1997
                                                               -----------------
Salaries and employee benefits................................       $  59
General and administrative expenses...........................         (11)
Non-operating income (expense)................................           7
Provision for income taxes....................................        (339)
                                                                     -----
                                                                     $(284)
                                                                     =====

  The Company has recorded the pension asset and pension liability (as described in Note 12) on the Consolidated Balance Sheet. Certain 1997 balances have been reclassified to conform with the 1998 presentation.

15. Subsequent Event

  On January 20, 1999, the Company repaid its loan from H&S Inc. in the amount of $1,900 plus interest.

  On February 26, 1999, Heidrick & Struggles, Inc. merged with and into the Company.

  On March 26, 1999, the Company declared a 15.8217 for 1 stock split to become effective upon completion of its initial public offering of common stock.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Mulder & Partner GmbH & Co. KG:

  We have audited the accompanying consolidated statements of income and related consolidated statements of cash flows of MULDER & PARTNER GMBH & CO. KG AND SUBSIDIARIES (a German limited partnership) for the nine months ended September 30, 1997 and for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the operations of Mulder & Partner GmbH & Co. KG and Subsidiaries and their cash flows for the nine months ended September 30, 1997 and for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Chicago, Illinois
July 19, 1998

                MULDER & PARTNER GMBH & CO. KG AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
               (In thousands, except share and per share figures)

                                              Twelve Months
                                                  Ended       Nine Months Ended
                                            December 31, 1996 September 30, 1997
                                            ----------------- ------------------
Revenue....................................      $32,560           $21,816
Operating expenses:
  Salaries and employee benefits...........       24,701            14,610
  General and administrative expenses......        7,404             5,557
                                                 -------           -------
    Total operating expenses...............       32,105            20,167
                                                 -------           -------
    Operating income.......................          455             1,649
                                                 -------           -------
Non-operating income (expense):
  Interest income..........................           28                36
  Interest expense.........................          (94)             (159)
  Other income.............................        2,106               529
                                                 -------           -------
                                                   2,040               406
                                                 -------           -------
    Income before income taxes.............        2,495             2,055
Provision for income taxes.................        2,663             1,668
                                                 -------           -------
    Net income (loss)......................      $  (168)          $   387
                                                 -------           -------
Comprehensive income (loss)................      $  (168)          $   387
                                                 =======           =======




  The accompanying notes to consolidated financial statements are an integral part of these statements.

                MULDER & PARTNER GMBH & CO. KG AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                    Twelve Months  Nine Months
                                                        Ended         Ended
                                                    December 31,  September 30,
                                                        1996          1997
                                                    ------------- -------------
Cash flows from operating activities
  Net income (loss)................................    $  (168)      $   387
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization..................        356           231
    Deferred income taxes..........................         72           (2)
    Changes in assets and liabilities:
      Trade & other receivables....................     (2,309)        1,319
      Prepaid expenses.............................       (173)          170
      Accounts payable.............................        292          (246)
      Accrued expenses.............................      2,152          (165)
      Income taxes payable.........................      2,130         1,409
                                                       -------       -------
        Net cash provided by operating activities..      2,352         3,103
                                                       -------       -------
Cash flows from investing activities
  Purchases of property and equipment..............       (991)          (21)
  Purchases of long-term investments...............     (2,212)         (455)
                                                       -------       -------
        Net cash used in investing activities......     (3,203)         (476)
                                                       -------       -------
Cash flows from financing activities
  Dividends paid...................................       (872)         (557)
  Proceeds from long-term debt.....................      1,299           --
  Payments on long-term debt.......................        --         (1,964)
                                                       -------       -------
        Net cash provided by (used in) financing
         activities................................        427        (2,521)
                                                       -------       -------
Effect of foreign currency exchange rates on cash
 and cash equivalents..............................        (38)          (25)
                                                       -------       -------
Net increase (decrease) in cash and cash
 equivalents.......................................       (462)           81
Cash and cash equivalents:
  Beginning of period..............................        645           183
                                                       -------       -------
  End of period....................................    $   183       $   264
                                                       =======       =======
Supplemental disclosures of cash flow information
  Cash paid for--
  Interest.........................................    $    94       $   159
  Income taxes.....................................    $   761       $   140
                                                       =======       =======

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                MULDER & PARTNER GMBH & CO. KG AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED INCOME STATEMENTS AND
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     For the year ended December 31, 1996
                 and the nine months ended September 30, 1997

1. Nature of Business and Summary of General Accounting Principles

 Nature of Business

  Mulder & Partner GmbH & Co. KG and Subsidiaries (as of December 31, 1995:
Mulder & Partner GmbH) (the "Company") are engaged in providing management consulting and executive search services to clients on a retained basis. The Company's clients are primarily located in Germany.

 Basis of Accounting

  The financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles.

 Principles of Consolidation

  The consolidated financial statements include Mulder & Partner GmbH & Co., KG and its wholly and majority owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the useful lives of the assets and German tax law as follows:

      Office furniture and fixtures.................................. 4-20 years
      Computer equipment and software................................ 2-3 years

  Depreciation for consolidated financial statement purposes for the year ended December 31, 1996 and the nine months ended September 30, 1997 totaled $356 and $231, respectively.

 Revenue Recognition

  Revenue from client services is recognized as clients are billed, generally over a 90 day period commencing in the month of the initial acceptance of a search. Revenue consists of the amount billed to clients, net of expenses and value added taxes.

 Translation of Foreign Currencies

  The consolidated financial statements were translated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." The functional currency for the Company is the German Deutschmark. The consolidated financial statements have been translated into U.S. Dollars by applying the average annual exchange rates on the consolidated income statements and the consolidated statements of cash flows.

2. Income Taxes

  The provision for income taxes for the year ended December 31, 1996 and the nine months ended September 30, 1997, is as follows:

                                                              Nine months ended
                                                        1996  September 30, 1997
                                                       ------ ------------------
Current taxes--
  Trade taxes on income (Municipality tax)............ $2,591       $1,666
Deferred taxes........................................     72            2
                                                       ------       ------
                                                       $2,663       $1,668
                                                       ======       ======

  A reconciliation of income tax expense for the year ended December 31, 1996 and the nine months ended September 30, 1997 to the statutory German trade tax rate of 19% is as follows:

                                                              Nine months ended
                                                        1996  September 30, 1997
                                                       ------ ------------------
Income taxes at statutory rate........................ $  474       $  390
Increase due to--
  Nondeductible expenses..............................  2,189        1,278
                                                       ------       ------
                                                       $2,663       $1,668
                                                       ======       ======

  Since the change of the legal status of Mulder & Partner GmbH in 1996 the Company is only subject to trade tax on income. With notarial deed dated June 13, 1996, Mulder & Partner GmbH was reorganized retroactively (effective January 1, 1996) from a limited liability corporation into Mulder & Partner GmbH & Co., KG (a limited partnership with a limited liability corporation as general partner) according to Sect. 190 following the German Reorganization Law ("Umwandlungsgesetz"). Due to the change of the legal status, the Company is no longer subject to German corporate income taxation. The income of the partnership is now taxed at the level of the individual partners.

  The reorganization has been performed at book value without realizing any capital gain or loss. Accordingly the reorganization has not had any German income tax implications.

Deferred Taxes

  Deferred taxes are applicable for German trade tax on income and German corporate income tax.

3. Commitments and Contingencies

Operating Leases:

  The Company leases office space in various buildings for its own use. These leases expire at various dates through 2002. The Company also leases computer equipment and automobiles which are accounted for as operating leases.

  Minimum future lease payments due in each of the next five years ending December 31, are as follows:

      Years ending December 31
      1998............................................................. $  952
      1999.............................................................    940
      2000.............................................................    889
      2001.............................................................    427
      2002.............................................................    239
                                                                        ------
                                                                        $3,447
                                                                        ======

  Rent expense under operating leases for the year ended December 31, 1996, and the nine months ended September 30, 1997 was $1,157 and $789, respectively.

Litigation

  In the normal course of business, the Company is a party to various matters involving disputes and/or litigation. While it is not possible at this time to determine the ultimate outcome of these matters, management believes that the ultimate liability, if any, will not be material to the results of operations, financial condition or liquidity of the Company.

4. Segment Information

  The Company operates as a single business segment and in a single primary geographic location (Germany).

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 No dealer, salesperson or other person has been authorized to give any information or to make any representations not in connection with this offering other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Company, the Selling Stockholders or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates in any state to any person to whom it is unlawful to make such offer or solicitation in such state. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that information contained herein is correct as of any time subsequent to its date.

                              ------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
The Company...............................................................   15
Use of Proceeds...........................................................   16
Dividend Policy...........................................................   16
Capitalization............................................................   17
Dilution..................................................................   18
Unaudited Pro Forma Condensed Consolidated Financial Data.................   19
Selected Financial Data...................................................   24
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   26
Business..................................................................   37
Management................................................................   48
Principal and Selling Stockholders........................................   53
Description of Capital Stock..............................................   54
Shares Eligible for Future Sale...........................................   59
Underwriting..............................................................   60
Certain United States Federal Tax Consequences to Non-U.S. Holders of
 Common Stock.............................................................   62
Legal Matters.............................................................   64
Experts...................................................................   64
Additional Information....................................................   64

                              ------------------
 Until May 22, 1999 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               4,200,000 Shares


                                 Common Stock

                              ------------------

                                  PROSPECTUS
                                April 27, 1999

                              ------------------

                                Lehman Brothers

                             Goldman, Sachs & Co.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------